IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Newport Bancorp, Inc.
Exact Name of Registrant as Specified in Charter

0001355855
Registrant CIK Number

Exhibit 99.1 to the Pre-Effective Amendment No.1 Form S-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-132582
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, State of Rhode Island on ^May 2, 2006.

NEWPORT BANCORP, INC.

By: ______________________
Kevin M. McCarthy
President and Chief Executive Officer

PRO FORMA VALUATION REPORT
NEWPORT BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
NEWPORT FEDERAL SAVINGS BANK

Newport, Rhode Island

Dated as Of:
March 3, 2006

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

March 3, 2006

Board of Directors
Newport Federal Savings Bank
100 Bellevue Avenue
Newport, Rhode Island 02840

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion of Newport Federal Savings Bank, Newport, Rhode Island ("Newport Federal" or the "Bank"). The common stock issued in connection with the Bank's conversion will simultaneously be acquired by a holding company, Newport Bancorp, Inc. ("Newport Bancorp" or the "Company"). Pursuant to the plan of conversion, Newport Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Newport Federal's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

On June 7, 2005, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of Newport Bancorp, a newly formed Maryland corporation. Newport Bancorp will offer 100% of its common stock to qualifying depositors of Newport Federal and Westerly Savings Bank, Westerly, Rhode Island ("Westerly Savings") in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. Going forward, Newport Bancorp will own 100% of the Bank's stock, and the Bank will initially be Newport Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Newport Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The plan of conversion provides for the establishment of NewportFed Charitable Foundation (the "Foundation"). The Foundation will be funded with common stock contributed by the Company in an amount equal to 8.0% the gross proceeds of the shares sold in the conversion. The Foundation will be dedicated to assist the communities within Newport Federal's' market area beyond community development and lending and will enhance the Bank's current activities under the Community Reinvestment Act.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by Newport Federal to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Newport Federal's management; Wolf & Company, P.C., the Bank's independent auditor; Muldoon Murphy & Aguggia LLP, Newport Federal's conversion counsel; and Sandler O'Neill & Partners, L.P., which has been retained as the financial and marketing advisor in connection with the Bank's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Newport Federal operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Newport Federal and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Newport Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Newport Federal's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on Newport Federal's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Newport Federal only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that Newport Federal intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 3, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $37,500,000 at the midpoint, equal to 3,750,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $31,875,000 and a maximum value of $43,125,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,187,500 at the minimum and 4,312,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $49,593,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,959,375. Based on this valuation range, the offering range is as follows: $^29,513,890 at the minimum, $^34,722,220 at the midpoint, $^39,930,550 at the maximum and $^45,920,130 at the supermaximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 2,951,389 at the minimum, 3,472,222 at the midpoint, 3,993,055 at the maximum and 4,592,013 at the supermaximum.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Newport Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Newport Federal as of December 31, 2005, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Newport Federal, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
NEWPORT FEDERAL SAVINGS BANK
Newport, Rhode Island

DESCRIPTION		PAGE NUMBER

TABLE OF CONTENTS
NEWPORT FEDERAL SAVINGS BANK
Newport, Rhode Island
(continued)

LIST OF TABLES
NEWPORT FEDERAL SAVINGS BANK
Newport, Rhode Island

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Newport Federal Savings Bank ("Newport Federal" or the "Bank"), chartered in 1888, is a federally-chartered savings bank headquartered in Newport, Rhode Island. Newport Federal serves southern Rhode Island through its main office in Newport and four branch offices located in the towns of Middletown, Wakefield and Westerly. The Bank maintains two branches in Westerly. The Newport and Middletown offices are located in Newport County, while the Westerly and Wakefield offices are located in Washington County. The major portion of the Bank activities is conducted within the markets served by the retail branches and surrounding contiguous markets. A map of the Bank's branch office locations is provided in Exhibit I-1. Newport Federal is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2005, Newport Federal had $262.4 million in assets, $192.6 million in deposits and total equity of $18.0 million equal to 6.9% of total assets. Newport Federal's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On June 7, 2005, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of Newport Bancorp, Inc. ("Newport Bancorp" or the "Company"), a newly formed Maryland corporation. Newport Bancorp will offer 100% of its common stock to qualifying depositors of Newport Federal and Westerly Savings Bank, Westerly, Rhode Island ("Westerly Savings") in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. Going forward, Newport Bancorp will own 100% of the Bank's stock, and the Bank will initially be Newport Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan (the "ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Newport Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The plan of conversion provides for the establishment of NewportFed Charitable Foundation (the "Foundation"). The Foundation will be funded with common stock contributed by the Company in an amount equal to 8.0% the gross proceeds of the shares sold in the conversion. The Foundation will be dedicated to assist the communities within Newport Federal's' market area beyond community development and lending and will enhance the Bank's current activities under the Community Reinvestment Act.

Strategic Overview

Newport Federal maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Newport Federal's operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Bank's assets and liabilities, respectively. In October 2005, the Bank completed a merger with Westerly Savings, which was structured as a pooling merger for purposes of accounting for the transaction. Accordingly, the Bank's historical financial data has been pooled or combined with Westerly Savings' historical financial data. Westerly Savings maintained a main office and a branch in Westerly, which is approximately 35 miles southwest of Newport on the border of Connecticut. At the time of the merger, Westerly Savings had approximately $75 million of assets and $56 million of deposits. Similar to Newport Federal, Westerly Savings operated as a community-oriented thrift with an emphasis on 1-4 family lending funded by retail deposits.

Beyond 1-4 family permanent mortgage loans, lending diversification by the Bank has emphasized multi-family and commercial real estate loans and consumer loans. On a more limited basis, the Bank's lending activities include origination of construction loans. Pursuant to the Bank's business plan, Newport Federal will continue to emphasize 1-4 family lending and will emphasize growth of multi-family and commercial real estate loans as the primary area of lending diversification.

Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of mutual funds invested in U.S. Treasury and mortgage-backed securities, with the balance of investment portfolio consisting substantially of mortgage-backed securities, certificates of deposits ("CDs") and FHLB stock.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. Transaction and savings accounts constitute the largest portion of the Bank's deposits, reflecting the Bank's emphasis on marketing and cross-selling those accounts as well as a large "blue collar" customer base that in general have a relatively high propensity for maintaining deposits in transaction and savings and account types of deposits. Notwithstanding the higher concentration of deposits maintained in transaction and savings accounts, CDs have accounted for most of the Bank's deposit growth in recent years. The Bank utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances have in general been the Bank's only source of borrowings, which consist of a mixture of short- and long-term advances with laddered terms out to ten years. Following the conversion, the Bank may use additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Bank, FHLB advances would likely continue to be the principal source of such borrowings.

Newport Federal's earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Bank's operating strategy has provided for a relatively strong net interest margin; which has been supported by the high concentration of interest-earning assets maintained in loans compared to lower yielding investment securities. Operating expenses have also generally been maintained at relatively high levels, which can in part be attributed to the high concentration of assets maintained in loans, which are more costly to generate and service than investments. The Bank's funding composition, which consists of a relatively high level of transaction and savings accounts, would also tend to place upward pressure on the operating expense ratio, given that transaction and savings account deposits are more costly to service than time deposits and borrowings.

The Bank's lack of any significant diversification of products and services has somewhat limited the earnings contribution realized from sources of non-interest operating income. Non-interest operating income consists substantially of customer service fees generated from transaction accounts. Some growth of non-interest operating income is contemplated as part of the Bank's business plan, largely through building market share that will be facilitated by marketing the Bank's products and services to a larger customer base and expansion of market area that was provided by the merger with Westerly Savings.

The post-offering business plan of the Bank is expected to continue to focus on products and services which have facilitated Newport Federal's recent growth. Specifically, Newport Federal will continue to be an independent community-oriented financial institution with a commitment to local real estate financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Bank will continue to emphasize multi-family and commercial real estate loans as the primary area of lending diversification.

The Bank's Board of Directors has elected to complete a mutual-to-stock conversion to improve the competitive position of Newport Federal. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of Newport Federal. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Newport Federal's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in Newport Federal's funding costs. Additionally, Newport Federal's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The Bank will also be bettered position to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Bank has no specific plans for expansion other than through establishing additional branches. The projected uses of proceeds are highlighted below.

- <u>Newport Bancorp, Inc.</u> The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- <u>Newport Federal.</u> Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's newly issued stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Newport Federal's operations.

<u>Balance Sheet Trends</u>

Table 1.1 shows the Bank's historical balance sheet data for the past five years. From year end 2001 through year end 2005, Newport Federal's assets increased at a 5.3% annual rate. Asset growth was largely the result of loan growth and loans constitute the major portion of the Bank's interest-earning asset composition. Loan growth has been funded with a combination of deposits and borrowings, as well as redeployment of cash and investments. A summary of Newport Federal's key operating ratios for the past five years are presented in Exhibit I-3.

Newport Federal's loans receivable portfolio increased at a 9.3% annual rate from year end 2001 through year end 2005, with the portfolio exhibiting positive growth throughout the

Table 1.1
Newport Federal Savings Bank
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Year End December 31,										Annual Growth Rate
	2001		2002		2003		2004		2005		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:											
Assets	$213,047	100.0%	$223,057	100.0%	$235,444	100.0%	$256,003	100.0%	$262,387	100.0%	5.3%
Cash and cash equivalents	31,105	14.6%	16,217	7.3%	10,005	4.2%	11,952	4.7%	4,914	1.9%	-37.0%
Investment securities/CDs	8,988	4.2%	19,225	8.6%	20,950	8.9%	14,486	5.7%	11,626	4.4%	6.6%
Loans receivable, net	162,586	76.3%	177,308	79.5%	191,906	81.5%	216,611	84.6%	232,326	88.5%	9.3%
FHLB stock	2,124	1.0%	2,371	1.1%	2,471	1.0%	2,977	1.2%	3,040	1.2%	9.4%
Deposits	160,341	75.3%	163,260	73.2%	170,990	72.6%	187,100	73.1%	192,581	73.4%	4.7%
Borrowings	37,814	17.7%	43,719	19.6%	46,969	19.9%	49,972	19.5%	50,123	19.1%	7.3%
Total equity	13,520	6.3%	14,858	6.7%	16,270	6.9%	17,379	6.8%	17,984	6.9%	7.4%
Branch Offices	5		5		5		5		5		

(1) Ratios are as a percent of ending assets.

Sources: Newport Federal's prospectus, audited financial statements for Newport Fedeal *and* Westerly Savings *and RP Financial calculations.*

period. The Bank's higher loan growth rate compared to its asset growth rate provided for an increase in the loans-to-assets ratio from 76.3% at year end 2001 to 88.5% at year end 2005. Newport Federal's historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 68.4% of total loans receivable consisted of 1-4 family loans at year end 2005. Trends in the Bank's loan portfolio composition over the past five years show that the concentration of 1-4 loans comprising total loans has been fairly stable, with such loan ranging from a low of 64.7% of total loans at year end 2003 to a high of 68.4% of total loans at year end 2005. The increase in the ratio of 1-4 family loans comprising total loans since year end 2003 was the result of comparatively stronger growth of 1-4 family loans, as the Bank's loan growth during the past two years was largely sustained by 1-4 family loans. Over the past five years, lending diversification by the Bank has been mostly in the area of multi-family and commercial real estate loans, which equaled 23.2% of total loans at December 31, 2005. The relative concentration of multi-family and commercial real estate loans declined slightly over the past five years, with such loans comprising 25.6% of total loans at year end 2001. The remainder pf the mortgage loan portfolio consists of construction loans, with such loans ranging from a high of 4.7% of total loans at year end 2003 to a low of 1.4% of total loans at year end 2005. Consumer loans represent the only area of non-mortgage lending by the Bank, with such loans ranging from a low of 4.9% of total loans at year end 2002 to a high of 7.1% of total loans at year end 2005. Growth of the consumer loan portfolio has been sustained by home equity loans, which account for the major portion of the consumer loan portfolio.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Newport Federal's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be initially invested into investments with short-term maturities. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) has trended lower, decreasing from 19.8% of assets at year end 2001 to 7.5% of assets at year end 2005. Redeployment of cash and cash equivalents, primarily into loan growth, accounted for most of the reduction in the cash and investments ratio, as cash and cash equivalents declined from 14.6% of assets at year end 2001 to 1.9% of assets at year end 2005. Mutual funds invested in U.S. Treasury bonds and mortgage-backed securities, which totaled $6.3 million at year end

2005, comprise the most significant component of the Bank's investment portfolio. Other investments held by the Bank at December 31, 205 consisted of CDs ($3.0 million), mortgage-backed securities ($2.3 million), Fannie Mae stock ($2,000) and FHLB stock ($3.0 million). Mortgage-backed securities held by the Bank consist of pass-through securities which are guaranteed or insured by Government Sponsored Enterprises ("GSEs"). The mortgage-backed securities portfolio is maintained as held to maturity. Mutual funds and Fannie Mae stock are maintained as available for sale and at December 31, 2005 the net unrealized loss on available for investments equaled $149,000. The Bank also maintained cash and cash equivalents of $4.9 million at December 31, 2005, which equaled 1.9% of assets. Exhibit I-4 provides historical detail of the Bank's investment portfolio.

The Bank also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Bank's officers and directors. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of December 31, 2005, the cash surrender value of the Bank's BOLI equaled $1.8 million.

Over the past five years, Newport Federal's funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From year end 2001 through year end 2005, the Bank's deposits increased at an annual rate of 4.7%. Positive deposit growth was sustained throughout the period covered in Table 1.1, but the level of deposits funding assets declined reflecting a slight increase in the level of borrowings utilized by the Bank. Accordingly, deposits as a percent of assets declined from 75.3% at year end 2001 to 73.4% at year end 2005. Transaction and savings accounts have consistently accounted for the major portion of the Bank's deposit composition and equaled 63.0% of total deposits at December 31, 2005.

Borrowings serve as an alternative funding source for the Bank to address funding needs for growth and to support management of deposit costs and interest rate risk. Borrowings have become a slightly more prominent funding source for the Bank during the past five years, as borrowings increased from 17.7% of assets at year end 2001 to 19.1% of assets at year end 2005. In general, the relative mix of borrowings and deposits maintained by the Bank since year end 2002 has been fairly consistent with deposits being maintained at approximately 73% of assets and borrowings being maintained at slightly below 20% of assets. The Bank's use of borrowings has generally been limited to FHLB advances and at December 31, 2005 the $50.1 million of borrowings held by the Bank consisted entirely of FHLB advances.

Since year end 2001, retention of earnings and the adjustment for the net unrealized loss or gain on available for sale securities translated into an annual capital growth rate of 7.4% for the Bank. Capital growth outpaced the Bank's asset growth, as Newport Federal's equity-to-assets ratio increased from 6.3% at year end 2001 to 6.9% at year end 2005. All of the Bank's capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2005. The addition of stock proceeds will serve to strengthen Newport Federal's capital position and competitive posture within its primary market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented. At the same time, as the result of the Bank's relatively high pro forma capital position, Newport Federal's ROE can be expected to initially be below industry averages following its stock offering.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the past five years. The Bank reported positive earnings over the past five years, ranging from a low of 0.26% of average assets during fiscal 2005 to a high of 0.63% of average assets during 2001 and 2003. The lower return reported in 2005 was mostly attributable to merger expenses incurred in connection with the merger of Westerly Savings, which were non-taxable expenses. Net interest income and operating expenses represent the primary components of the Bank's earnings. Other revenues for the Bank largely are derived from customer service fees, which constitute the major portion of the Bank's non-interest operating income. Favorable credit quality has served to limit the amount of loan loss provisions the Bank established over the past five years. Gains realized from the sale of fixed rate loans have been an ongoing factor in the Bank's earnings, while gains and loss on the sale of investments and other assets typically have not been a significant factor in the Bank's earnings.

Table 1.2
Newport Federal Savings Bank
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Year Ended December 31,									
	2001		2002		2003		2004		2005	
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$14,335	7.08%	$13,151	6.02%	$12,714	5.41%	$12,501	5.18%	$13,882	5.42%
Interest Expense	(7,548)	-3.73%	(5,550)	-2.54%	(4,687)	-2.00%	(4,410)	-1.83%	(5,118)	-2.00%
Net Interest Income	$6,787	3.35%	$7,601	3.48%	$8,027	3.42%	$8,091	3.35%	$8,764	3.42%
Provision for Loan Losses	(27)	-0.01%	(36)	-0.02%	(36)	-0.02%	(144)	-0.06%	(198)	-0.08%
Net Interest Income after Provisions	$6,760	3.34%	$7,565	3.47%	$7,991	3.40%	$7,947	3.29%	$8,566	3.35%
Other operating income	$1,525	0.75%	$1,450	0.66%	$1,723	0.73%	$1,829	0.76%	$1,626	0.64%
Operating Expense	(6,466)	-3.19%	(7,068)	-3.24%	(7,639)	-3.25%	(8,159)	-3.38%	(8,416)	-3.29%
Net Operating Income	$1,819	0.90%	$1,947	0.89%	$2,075	0.88%	$1,617	0.67%	$1,776	0.69%
Non-Operating Income										
Net gain(loss) on sale of investments	$0	0.00%	$0	0.00%	$0	0.00%	($22)	-0.01%	$0	0.00%
Net gain(loss) on sale of loans	254	0.13%	279	0.13%	351	0.15%	141	0.06%	99	0.04%
Net gain(loss) on sale of REO	0	0.00%	0	0.00%	0	0.00%	56	0.02%	0	0.00%
Merger expenses	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(436)	-0.17%
Net Non-Operating Income	$254	0.13%	$279	0.13%	$351	0.15%	$175	0.07%	($337)	-0.13%
Net Income Before Tax	$2,073	1.02%	$2,226	1.02%	$2,426	1.03%	$1,792	0.74%	$1,439	0.56%
Income Taxes	(798)	-0.39%	(903)	-0.41%	(958)	-0.41%	(655)	-0.27%	(765)	-0.30%
Net Income (Loss)	$1,275	0.63%	$1,323	0.61%	$1,468	0.63%	$1,137	0.47%	$674	0.26%
Adjusted Earnings										
Net Income Before Ext. Items	$1,275	0.63%	$1,323	0.61%	$1,468	0.63%	$1,137	0.47%	$674	0.26%
Addback: Non-Operating Losses	0	0.00%	0	0.00%	0	0.00%	22	0.01%	436	0.17%
Deduct: Non-Operating Gains	(254)	-0.13%	(279)	-0.13%	(351)	-0.15%	(197)	-0.08%	(99)	-0.04%
Tax Effect Non-Op. Items(2)	102	0.05%	112	0.05%	140	0.06%	70	0.03%	40	0.02%
Adjusted Net Income	$1,123	0.55%	$1,156	0.53%	$1,257	0.54%	$1,032	0.43%	$1,051	0.41%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 40.0%, one time merger expenses incurred in 2005 are not tax effected.

Sources: Newport Federal's prospectus, audited financial statements for Newport Federal and Westerly Savings and RP Financial calculations.

Over the past five years, the Bank's net interest income to average assets ratio ranged from a low of 3.35% during 2001 and 2004 to a high of 3.48% during 2002. For 2005, the Bank's net interest income to average assets equaled 3.42%. The relative stability of Bank's net interest income ratio is reflective of an interest rate spread that has exhibited only modest fluctuations during recent years. Overall, the Bank's net interest income to average ratio has been maintained at relatively high levels during the past five years, which has been supported by favorable interest rate spreads and favorable ratios of interest-earning assets as a percent of interest-bearing liabilities. Relatively wide yield-cost spreads have been realized through maintaining a relatively high concentration of assets in loans compared to lower yielding investments and through maintaining a relatively high concentration of liabilities in transaction and savings accounts compared to higher costing CDs and borrowings. For the year ended 2005 the Bank maintained an interest rate spread of 3.18%, which approximated the Bank's interest rate spread during the prior two years. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a fairly stable contributor to the Bank's earnings over the past five years, ranging from a low of 0.64% of average assets during 2005 to a high of 0.76% of average assets during 2004. Customer service fees constitute the largest source of non-interest operating income for the Bank and a reduction in customer service fee income accounted for the decline in non-interest operating income during 2005. The lower customer service fees recorded during 2005 was in part attributable to a decline in NOW checking accounts, which declined by approximately $5.0 million during 2005.

Operating expenses represent the other major component of the Bank's earnings, ranging from a high of 3.38% of average assets during 2004 to a low of 3.19% of average assets during 2001. For 2005, the Bank's operating expense to average assets ratio equaled 3.29%, which excludes one time merger expenses that are shown separately in Table 1.2. Overall, the Bank has maintained a relatively high level of operating expenses, which is reflective of the Bank's relatively high number employees for its assets size. As of December 31, 2005, the Bank's ratio of assets per full time equivalent employee equaled $4.2 million, versus a comparable ratio of $5.8 million for all publicly-traded thrifts. The Bank's lower assets per employee ratio is indicative of the higher staffing needs associated with servicing an interest-earning asset composition that is primarily concentrated in loans, as opposed to investments, and a funding composition that is primarily concentrated in transaction and savings accounts as opposed to CDs and borrowings. Upward pressure will be placed on the Bank's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest margin and operating expense ratio since fiscal 2001 reflect little change in the Bank's core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Newport Federal's expense coverage ratio equaled 1.05 times in 2001, versus a comparable ratio of 1.04 times in 2005. Comparatively, Newport Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 77.8% in 2001 was slightly more favorable than the 81.0% efficiency ratio maintained in 2005. The Bank's less favorable efficiency ratio for 2005 resulted from a lower level of non-interest operating income and a higher level of operating expenses, which was only partially offset by an increase in the net income ratio.

Over the past five years, loan loss provisions established by the Bank ranged from a low of 0.01% of average assets during 2001 to a high of 0.08% of average assets during 2005. The higher loan loss provisions established during 2004 and 2005 were largely related to growth of the loan portfolio, as the Bank's credit quality remained very favorable in 2004 and 2005. As of December 31, 2005, the Bank maintained valuation allowances of $1.9 million, equal to 0.80% of net loans receivable. The Bank did not maintain any non-performing loans at year end 2005. Exhibit I-6 sets forth the Bank's loan loss allowance activity during the past five years.

Non-operating income has consisted mostly of gains realized from the sale of 1-4 family fixed rate loans to the secondary market. Loan sale gains ranged from a high of 0.15% of average assets during 2003 to a low of 0.04% of average assets during 2005. Most of the loan sale gains were recorded by Westerly Savings, as the Bank's general philosophy has been to retain substantially all loans originated for investment. Accordingly, the trend of lower loan sale gains recorded in 2005 can be expected to continue in future earnings periods. Other gains and losses generally have not been a factor in the Bank's earnings. In 2004 the Bank recorded a slight loss on the sale of mutual funds and a slight gain on the sale of real estate owned. In 2005 earnings were negatively impacted by expenses resulting from the merger, which totaled $436,000 or 0.17% of average assets. The merger expenses were non-taxable, thereby resulting in a $436,000 reduction in the Bank's 2005 earnings. With the exception of the loan sale gains, the non-operating gains and losses that have been recorded by the Bank during the past five years are not considered to be part of the Bank's recurring earnings base.

The Bank's effective tax rate ranged from a low of 36.55% in 2004 to a high of 53.16% in 2005. The higher effective tax rate for 2005 was largely the result of the non-taxable merger expenses. As set forth in the prospectus, the Bank's marginal effective statutory tax rate approximates 40.0%.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as during periods when the yield curve becomes flatter due to short-term interest rates rising faster than long-term interest rates. As of December 31, 2005, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 31% decline in the Bank's NPV (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market when such a strategy is appropriate, maintaining investments as available for sale, investing in mutual funds invested in short-term or adjustable rate bonds and mortgage-backed , and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of shorter term fixed rate loans or adjustable rate loans. As of December 31, 2005, of the Bank's total loans due after December 31, 2006, ARM loans comprised 37.3% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with laddered maturities out to ten years and through maintaining a high concentration of deposits in lower costing and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 63.0% of the Bank's deposits at December 31, 2005.

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Newport Federal's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Bank's loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized multi-family and commercial real estate loans. To a lesser extent, the Bank's lending activities include consumer loans and construction loans. Going forward, the Bank's lending strategy is expected to remain fairly consistent with recent historical trends, with the origination of 1-4 family permanent mortgage loans remaining as the primary source of loan originations. Lending diversification by the Bank will continue to emphasize growth of commercial real estate loans. Exhibit I-9 provides historical detail of Newport Federal's loan portfolio composition over the past five years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2005.

Newport Federal originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. The Bank's current practice is to generally retain all 1-4 family originations for investment. Loans are underwritten to secondary market standards specified by Fannie Mae and on occasion the Bank has sold loans to Fannie Mae on a servicing retained basis. ARM loans offered by the Bank include loans with initial repricing terms of one, three, five, seven or ten years, which convert to a one year ARM loan after the initial repricing period. ARM loans are indexed to the to the one year U.S. Treasury rate. Initial rates are generally discounted from the fully indexed rate, with a smaller discount applied for loans with longer initial repricing terms. Fixed rate 1-4 family mortgage loans offered by the Bank have terms of 10, 15, 20, 30 or 40 years. As of December 31, 2005, the Bank's outstanding balance of 1-4 family permanent mortgage loans equaled $160.5 million or 68.4% of total loans outstanding.

Construction loans originated by the Bank consist substantially of loans to finance the construction of 1-4 family residences, while, on a limited basis, commercial real estate construction loans are originated by the Bank. The Bank's 1-4 family construction lending activities consist mostly of construction financing for construction/permanent loans and, to a lesser extent, speculative loans that are extended to builders. Construction loans are offered up to a loan-to-value ("LTV") ratio of 80% and require payment of interest only during the construction period. Commercial real estate construction loans are originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. As of December 31, 2005, Newport Federal's outstanding balance of construction loans totaled $3.2 million or 1.4% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in Rhode Island and in nearby markets in Connecticut and Massachusetts. Commercial real estate and multi-family loans are generally originated up to a maximum LTV ratio of 75.0% and require a minimum debt-coverage ratio of 1.25 times. Commercial real estate and multi-family loans offered by Newport Federal generally have terms with a balloon provision in the five to ten year range, with amortization terms of up to 25 years. Properties securing the commercial real estate and multi-family loan portfolio include apartments, office buildings, strip malls, restaurants, bed and breakfast lodgings and retail properties. Growth of the commercial real estate loan portfolio is a targeted area of lending growth for the Bank, in which the Bank will continue to emphasize originations of loans in the $500,000 to $1.0 million range secured by local properties. Growth will be supported by the increase in capital provided by stock proceeds, as the Bank's higher capital position will increase the loans-to-one borrower limit and, thereby, provide for increased flexibility with respect to retaining credits that are currently near the regulatory limit for loans-to-one borrower. As of

December 31, 2005, the Bank's commercial real estate and multi-family loan portfolio totaled $54.5 million or 23.2% of the total loan portfolio.

The balance of the Bank's loan portfolio consists of consumer loans, with home equity loans comprising the major portion of the Bank's consumer loan portfolio. Home equity loans originated by the Bank include fixed-rate amortizing loans as well as variable rate home equity lines of credit ("HELOCs"). Home equity loans are offered up to a LTV ratio of 80.0%, inclusive of other liens on the property. Fixed rate amortizing home equity loans are offered for terms of 5 to 15 years, while HELOCS generally have 10 year terms. HELOCs are tied to the prime rate as reported in *The Wall Street Journal.* Other types of consumer lending by the Bank have been fairly limited, with the remainder of consumer loan portfolio consisting primarily of loans secured by deposits. The Bank's consumer loan portfolio also includes modest balances of automobile loans, credit card balances and miscellaneous other types of installment loans. As of December 31 2005, the Bank's outstanding balance of consumer loans equaled $16.7 million or 7.1% of total loans outstanding. Of the $16.7 million outstanding in consumer loans, home equity loans accounted for $15.4 million of the total.

Exhibit I-11 provides a summary of the Bank's lending activities over the past five years. The Bank's lending volume peaked in 2003, which was supported by a peak in originations of residential mortgage loans and increased originations of commercial real estate loans. A large portion of the Bank 1-4 family loan volume during 2003 were loans to refinance existing mortgages, as borrowers took advantage of historically low mortgage rates to refinance into lower rate loans. Loan originations in 2003 totaled $131.3 million, versus $66.6 million in 2001 and $106.4 million in 2002. Loan originations declined to $110.4 million in 2004 and to $99.1 million in 2005. Originations of 1-4 family permanent mortgage loans comprised the largest portion of the Bank's lending volume during the past five years, accounting for 57.8% of total loans originated over the past five years. Commercial real estate and multi-family loans represented the second large source of the Bank's loan volume for the 2001 to 2005 period, with such loans accounting for 19.3% of loans originated during the period.

The Bank was also more active in selling loans during 2003, in which $20.6 million of newly originated 1-4 family fixed rate loans were sold for purposes of interest rate risk management. Since 2003, loan sales by the Bank decreased to $7.4 million both in 2004 and

2005. From time-to-time the Bank has supplemented originations with a minor amount of loan purchases of 1-4 family loans, most of which are secured by residences in Massachusetts. Over the past five years, the highest activity of loans purchases occurred during 2001 with loan purchases totaling $2.9 million. The Bank sustained positive loan growth over the past five years, which served to increase net loans receivable from $162.6 million at year end 2001 to $232.3 million at year end 2005.

Asset Quality

The Bank's emphasis on credit risk management, as well as generally favorable local real estate market conditions, is evidenced by the low balance of non-performing assets maintained over the past five years. As shown in Exhibit I-12, Newport Federal's ratio of non-performing assets has shown a steady downward trend, declining from 0.30% of assets at year end 2001 to a zero balance at year end 2005. In general, non-performing assets held by the Bank over the past five years have consisted of modest balances of non-performing 1-4 family loans and real estate owned secured by 1-4 family properties.

To track the Bank's asset quality and the adequacy of valuation allowances, Newport Federal has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of December 31, 2005, the Bank maintained valuation allowances of $1.9 million, equal to 0.80% of net loans receivable.

Funding Composition and Strategy

Deposits have consistently accounted for the substantial portion of the Bank's interest-bearing funding composition and at December 31, 2005 deposits equaled 79.3% of Newport Federal's interest-bearing funding composition. Exhibit I-13 sets forth the Bank's deposit composition for the past three years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at December 31, 2005. Transaction and savings account deposits constitute the largest portion of the Bank's deposit base, although recent trends in the Bank's deposit composition show that the concentration of transaction and savings accounts comprising total deposits has been declining. A slight decline in core deposits and growth of CDs have both been factors that have contributed to the decline in the level of core deposits comprising total deposits. Transaction and savings account deposits equaled $121.3 million or 63.0% of total deposits at December 31, 2005, versus $126.4 million or 74.0% of total deposits at December 31, 2003. The decline in core deposits was the result of disintermediation of savings account deposits, which was partially offset by growth of money market and checking account deposits.

The balance of the Bank's deposits consists of CDs, with Newport Federal's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2005, the CD portfolio totaled $71.2 million or 37.0% of total deposits and 80.6% of the CDs were scheduled to mature in one year or less. As of December 31, 2005, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $21.1 million or 29.6% of total CDs. Newport Federal does not maintain any brokered CDs. Growth of CDs in recent years has been facilitated by a general increase in CD rates, thereby increasing the attractiveness of those deposits relative to lower yielding transaction and savings accounts that generally have not matched the rate increases being offered on CDs. From year end 2003 through year end 2005, the Bank's balance of CDs increased by $26.7 million.

Borrowings serve as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk. The Bank's utilization of borrowings has typically been limited to FHLB advances. Newport Federal maintained $50.1 million of FHLB advances at December 31, 2005, which consisted of a mixture of short-term FHLB advances and longer term fixed rate FHLB advances with laddered terms out to ten years. Exhibit I-15 provides further detail of Newport Federal's borrowing activities during the past three years. Following the stock offering, the Bank may add borrowings to facilitate leveraging of the balance sheet, in which borrowings would be utilized to fund purchases of mortgage-backed securities at a positive spread to improve earnings and return on equity. To the extent additional borrowings are required to fund growth, FHLB advances would likely be the primary source of borrowings utilized by the Bank.

Legal Proceedings

Newport Federal is not currently party to any pending legal proceedings that the Bank's management believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

II. MARKET AREA

Introduction

Newport Federal serves southern Rhode Island through its main office in Newport and four branch offices located in the towns of Middletown, Wakefield and Westerly. The two offices maintained in Westerly were the main office and branch office of Westerly Savings. The Newport and Middletown offices are located in Newport County, while the Westerly and Wakefield offices are located in Washington County. The major portion of the Bank activities is conducted within the markets served by the retail branches and surrounding contiguous markets. Exhibit II-1 provides information on the Bank's office facilities.

The primary market area served by the Bank is largely suburban in nature, with the Newport metropolitan area representing the most populous and largest source of economic activity in southern Rhode Island. The Bank's competitive environment includes a large number of thrifts, commercial banks and other financial service providers, some of which have a regional or national presence. Due to its small size, the Bank has more limited resources and a smaller market presence than many of its competitors. The primary market area economy is fairly diversified, with services, government and wholesale/retail trade and manufacturing constituting the basis of the primary market area economy.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area.

Market Area Demographics

Key demographic and economic indicators in the Bank's market include population, number of households and household/per capita income levels. Demographic data for Newport and Washington Counties, as well as comparative data for Rhode Island and the U.S., is provided in Table 2.1. Washington County is geographically larger and more populous than Newport County. Since 2000, population and household growth have been relatively strong in Washington County, exceeding the comparable Rhode Island growth measures and approximating the comparable national growth measures. Comparatively, Newport County has had limited population growth since 2000, which also translated into a lower household growth rate in comparison to Washington County. Population and household growth for the primary market area counties are projected to be consistent with recent historical trends over the next five years.

Income levels in the market area reflect that southern Rhode Island is a relatively affluent market area, as implied by household and per capita income measures that exceed the comparable U.S. and Rhode Island measures. Median household income was slightly higher in Washington County ($63,000 versus $60,000 in Newport County), while per capita income was higher in Newport County ($33,000 versus $31,000 in Washington County). Comparatively, Rhode Island's median household and per capita income measures were $50,000 and $26,000, respectively, which approximated the comparable U.S. measures. Over the next five years, growth rates for household and per capita income in the primary market area counties are projected to be slightly higher than the comparable U.S. and Rhode Island growth rates. Household income distribution measures further imply that southern Rhode Island is a relatively affluent market area, as the counties of Newport and Washington maintain notably higher percentages of households with incomes exceeding $100,000 as compared to the U.S. and Rhode Island.

In summary, the demographic characteristics of the primary market area are considered to be conducive for facilitating loan and deposit growth, particularly in the faster growing Washington County market area.

National Economic Factors

The future success of the Bank's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past year, economic data for the beginning of the first quarter of 2005 was mixed. The manufacturing sector

Table 2.1
Newport Federal Savings Bank
Summary Demographic Data

	Year			Growth Rate	Growth Rate
	2000	2005	2010	2000-05	2005-2010
Population(000)					
United States	281,422	298,728	317,431	1.2%	1.2%
Rhode Island	1,048	1,075	1,101	0.5%	0.5%
Newport County	85	86	87	0.1%	0.1%
Washington County	124	130	137	1.1%	1.0%
Households(000)					
United States	105,480	112,449	119,777	1.3%	1.3%
Rhode Island	408	419	431	0.5%	0.6%
Newport County	35	36	37	0.5%	0.4%
Washington County	47	50	53	1.4%	1.2%
Median Household Income($)					
United States	$42,164	$49,747	$58,384	3.4%	3.3%
Rhode Island	$42,257	$49,924	$59,013	3.4%	3.4%
Newport County	$50,391	$59,903	$71,080	3.5%	3.5%
Washington County	$53,375	$63,310	$75,989	3.5%	3.7%
Per Capita Income($)					
United States	$21,586	$26,228	$32,206	4.0%	4.2%
Rhode Island	$21,688	$26,170	$32,391	3.8%	4.4%
Newport County	$26,779	$33,113	$42,055	4.3%	4.9%
Washington County	$25,530	$31,121	$38,658	4.0%	4.4%

2005 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000 to $100,000	$100,000 to $150,000	Over $150,000
United States	23.8%	26.4%	31.2%	11.5%	7.0%
Rhode Island	25.4%	24.7%	31.9%	11.9%	6.2%
Newport County	18.7%	22.5%	34.7%	15.3%	8.7%
Washington County	16.5%	21.6%	36.9%	16.4%	8.7%

Source: SNL Financial, LC. And ESRI Business Information Solutions.

continued to expand in January 2005 and retail sales continued to be a healthy contributor to the economy in January. While the January 2005 unemployment rate declined to 5.2%, its lowest rate since 2001, its was mostly attributable to a decline in the number of people looking for jobs as job growth fell below expectations in January. After gaining 0.3% in December, the index of leading economic indicators slipped 0.3% in January. Retail sales were better-than-expected in February and job growth jumped in February, although the national unemployment rate rose in February to 5.4%. February economic data also showed a rise in durable-goods orders and a surge in new home sales, providing further indications that the economy's steady growth was continuing. However, despite a decline in the March U.S. unemployment rate to 5.2%, job growth was sluggish in March with the 110,000 jobs added in March marking the smallest gain since July 2004. While new home sales were unexpectedly strong in March, the economy showed signs of slowing down at the end of the first quarter as indicated by slowing job growth, a drop in consumer confidence and disappointing retail sales.

A sharp drop in initial jobless claims and a report showing a pick-up in manufacturing activity in the mid-Atlantic region suggested that the economy gained momentum at the start of the second quarter of 2005. Job growth was stronger than expected in April, with the April national unemployment rate holding steady at 5.2%. Record new and existing home sales in April, as well as strong increases in April retail sales and durable goods orders, provided further evidence that the economy had recovered from the slowdown in March. Job growth slowed dramatically in May after surging in April, but the May unemployment rate dipped to 5.1%. Weak auto sales led to a drop in retail sales during May, while manufacturing activity rebounded in May. Sales of new and existing homes remained strong during May, as low interest rates continued to drive the housing market. Orders for durable goods were up strongly in May, as the result of a big jump in demand for commercial aircraft. However, excluding the transportation sector, orders for durable goods declined slightly in May. Economic data at the end of the second quarter showed signs that the expansion was on firm footing, as indicated by a pick-up in manufacturing activity in June, consumer confidence hitting a three year high in June and first quarter GDP growth was revised upward to a 3.8% annual rate compared to the original estimate of 3.5%. June employment data showed modest job growth, but the national unemployment rate dropped to 5.0%. Consumer spending rose sharply in June, which fueled a surge in retail sales and increased sales of durable goods orders.

Employment data for July 2005 indicated that the U.S. economy was continuing to strengthen, as the July unemployment rate held steady at 5.0% and 207,000 jobs were added in July. Other economic data generally reflected an upbeat picture of economic growth during July and August, although durable-goods orders unexpectedly dropped sharply in July. Sales of new homes remained strong in July and a mid-August reading of the index of leading indicators implied a continuation of moderate growth in the months ahead. Retail sales fell sharply in August due to a decline in demand for cars, while August industrial output was up nominally. The unemployment rate for August dropped to a four year low of 4.9%, as 169,000 jobs were added during the month. August data reflected a decline in new home construction as well as new home sales, although existing home sales increased during August.

The outlook for future economic growth became considerably less favorable following the devastation caused by Hurricane Katrina, with employment and output expected to take a sizable hit from the loss of economic activity in the Gulf region. As expected, initial jobless claims rose sharply in the aftermath of Katrina, while consumer confidence slid to a two year low in September 2005 as energy prices soared and the September unemployment rate increased to 5.1%. However, despite Katrina and higher energy prices, manufacturing activity picked up in September. Comparatively, business activity in the service sector dropped sharply in September. Housing starts unexpectedly surged in September, while the index of leading indicators fell in September which was largely attributed to the hurricanes in the Gulf region. Overall, the economy expanded at a 4.1% annual rate in the third quarter, the fastest pace since early 2004 with brisk spending by consumers, businesses and the government helping to sustain the stronger growth.

The economy generally showed positive growth trends at the beginning of the fourth quarter of 2005, although the housing market showed signs of cooling off as mortgage rates moved higher. Retail sales, excluding autos and orders for durable goods, posted strong gains in October. Other measures showing that the economy was on solid footing included a decline in the October unemployment rate to 5.0% and a 0.9% rise in the October index of leading indicators. Falling gas prices helped to lift consumer confidence in October and November.

Comparatively, higher mortgage rates served to slow home construction and existing home sales in October, but new home sales unexpectedly surged in October. November unemployment data showed job growth in line with expectations and no change in the national unemployment rate of 5.0%. Other economic data for November was also generally positive, as November retail sales were up solidly from a year ago, consumer spending picked up modestly in November, new home construction rose more than expected in November and factory orders posted the biggest gain in three months in November supported by a surge in demand for commercial aircraft.

Year end economic data generally showed a slower pace of economic growth, with the U.S. economy increasing at just a 1.1% annual rate in the fourth quarter of 2005. The fourth quarter growth rate was the slowest pace in three years, as higher energy costs and rising borrowings costs hurt consumer spending. While sales of new homes climbed to an all time high in 2005, rising mortgage rates and higher home prices translated into a sharp decline in housing construction during December. Other data showed the economy on solid footing at year end, as industrial production rose for a third straight month and consumer spending was up in December but the personal-savings rate plunged to negative levels. Job growth slowed in December, following a big increase in jobs added in November, although the December unemployment rate dipped to 4.9%.

Economic data at the beginning of 2006 generally reflected a healthy economy, with retail sales surging in January and the U.S. unemployment rate dropping to 4.7%, the lowest rate in more than four years. The service sector also continued to expand in January, although at a slower pace compared to December. While rising home inventories in a number of large cities signaled a cooling market for housing, housing starts surged 14.5% in January with the help of unusually mild weather. Notwithstanding the increase in housing starts, both new and existing homes declined in January and unsold homes reached a ten year high. Other data reflected a more positive picture of the economy, which included an upward revision in fourth quarter GDP to 1.6% and healthy growth in the manufacturing and service sectors during February.

In terms of interest rate trends over the past year, Treasury yields increased sharply at the beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest rate by another quarter-point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the 10-year Treasury falling below 4.0% in early-February. Bond yields moved higher in mid- and late-February on inflation concerns and indications of higher interest rates from the Federal Reserve. The generally strong economic data for February and signals from the Federal Reserve that it was becoming more concerned about inflation sustained the upward trend in interest rates through most of March. As expected, the Federal Reserve concluded its March meeting by raising its target rate to 2.75% from 2.5%. Treasury yields eased lower at the end of March and into early-April, as a key inflation gauge held steady in February and March job growth fell well short of expectations.

The downward trend in long-term Treasury yields generally prevailed through most of April 2005 on signs that the U.S. economy lost steam towards the end of the first quarter. A drop in consumer confidence in April and a weak first quarter GDP report fueled a decline in the 10-year Treasury yield below 4.20% at the end of April and, thus, further narrowed the gap between short- and long-term yields. The Federal Reserve raised the federal funds rate a quarter-point to 3.0% in early-May and indicated a plan of continued rate increases at a measured pace. The increase in short-term interest rates provided for further flattening of the yield curve, particularly as long-term interest rates declined in mid-May. The downward trend in long-term Treasury yields continued through early-June, reflecting increased expectations that the Federal Reserve would stop raising interest rates sooner than expected on news of weaker than expected job growth in the May employment report. The yield on the 10-year Treasury note declined to a 14-month low of 3.89% at the beginning of June. Interest rates edged higher in mid-June, as the Federal Reserve indicated that the rate increases would continue. Higher oil prices, a decline in producer prices in May, as well as indications of slower economic growth suggested by a decline in the index of leading indicators for May, served to ease inflation concerns and pushed the yield on the 10-year Treasury note back below 4.0% in late-June. As expected, the Federal Reserve raised its target for the federal funds rate by a quarter point to 3.25 % at its late-June meeting and indicated that it would continue with a policy of gradual rate hikes.

Economic data showing that the economy was gaining momentum pushed Treasury yields higher at the start of the third quarter of 2005. The decline in Treasury prices became more pronounced in late-July on news that China revalued its currency. Treasury yields continued to climb in early-August, following a strong employment report for July that suggested the economy was continuing to strengthen. As expected, the Federal Reserve concluded its August meeting by increasing its target rate by another quarter-point to 3.5% and indicated plans to continue to raise rates at a measured pace. The yield curve became flatter during the second half of August and early-September, as long-term Treasury yields eased lower on expectations that rising oil prices would slow consumer spending. An upbeat assessment of the economy by the Federal Reserve and growing expectations that the Federal Reserve would continue to raise rates at its mid-September meeting reversed the downward trend in long-term Treasury yields in mid-September. The Federal Reserve concluded the September meeting by raising its target interest rate another quarter point to 3.75%, concluding that Katrina's impact on inflation was more worrisome than its effect on growth. The rate increase by the Federal Reserve combined with signs of inflation becoming more prominent pushed Treasury yields higher at the end of the third quarter.

Treasury yields generally trended higher at the beginning of the fourth quarter of 2005, as inflation worries become more prominent. The yield on the 10-year Treasury note moved above 4.5% in late-October, reflecting expectations of a continuation of rate increases by the Federal Reserve amid signs inflation could rise. Inflation fears, better than expected economic data and another rate hike by the Federal Reserve at the beginning of November pushed Treasury yields higher in early-November, as the yield on the 10-year Treasury note hit a 16-month high. At the November meeting, the Federal Reserve indicated that it would continue to raise rates until the economy showed signs of slowing down. The yield on the 10-year Treasury note ebbed below 4.5% in mid- and late-November, as inflation concerns eased following reports that showed core producer prices fell in October and October core consumer prices rose only slightly. Renewed inflation fears prompted by an upward revision in the third quarter growth rate for the U.S. economy pushed Treasury yields higher at the end of November and into early-December. Interest rates stabilized heading into mid-December, as a healthy increase in third quarter productivity helped to soothe inflation fears. Long-term Treasury yields declined slightly in mid-December following the Federal Reserve's quarter point rate hike to a four and one-half year high of 4.25%, as the Federal Reserve signaled that the current cycle of rate increases may be nearing an end. The yield on the 10-year Treasury eased lower in late-December, which combined with higher short-term rates, provided for a slightly inverted yield curve at year end.

Treasury yields stabilized through most of January 2006, as the Federal Reserve indicated that it was becoming less worried about inflation and may be nearing an end to their campaign to raise rates. Uncertainty over future Federal Reserve policy with the incoming of a new Federal Reserve Chairman pushed long-term Treasury yields higher in late-January. The Federal Reserve concluded its end of January meeting by raising the target interest rate another quarter point to 4.5%, which was the 14th consecutive rate hike implemented by the Federal Reserve over the past 19 months. An expanding economy with inflation under control provided for a relatively stable interest rate environment through most of February. Consumer prices jumped 0.7% in January due to higher energy costs, but core prices rose only 0.2% which served to soothe inflation fears. Interest rates edged higher in early-March, reflecting growing expectations that foreign central banks would keep raising interest rates based on forecasts of an improving global economy. As of March 3, 2006, the constant maturity yields for U.S. government bonds with terms of one and ten years equaled 4.75% and 4.68%, respectively, versus comparable year ago yields of 3.19% and 4.39%. Exhibit II-2 provides historical interest rate trends from 1995 through March 3, 2006.

Local Economy

The Bank's primary market area has a fairly diversified local economy. Similar to statewide data, services, government and trade play a major role in the local market area economy. Manufacturing and finance/insurance/real estate jobs also constitute major employment sectors regionally.

Comparative employment data shown in Table 2.2 shows that the more populous and faster growing county of Washington had higher employment concentrations in the manufacturing and wholesale/retail sectors, while the Newport County market maintained higher concentrations of service and government jobs. The higher concentration of manufacturing employment in Washington County is viewed as supporting growth opportunities in that market, given that manufacturing jobs tend to be relatively high paying jobs. Comparatively, the higher concentration of service jobs in Newport County is considered to be less conducive for supporting growth opportunities, as a significant portion of service jobs tend to be relatively low paying jobs. Table 2.2 provides an overview of employment by sector, for both of the primary market area counties and the state of Rhode Island.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

Employment Sectors	Rhode Island	Newport	Washington	Primary Market Average
Services	44.7%	45.7%	38.4%	42.1%
Wholesale/Retail Trade	13.6	11.7	15.2	13.4
Government	13.0	20.5	17.8	19.2
Manufacturing	10.2	6.2(2)	10.6	8.4
Fin., Ins., Real Estate	8.2	6.0	6.0	6.0
Construction	5.1	5.5	5.4	5.5
Transport. & Warehousing	2.1	1.2	1.7	1.4
Information	2.0	1.4(2)	1.2	1.3
Other	1.1	1.8	3.7	2.7
	100.0%	100.0%	100.0%	100.0%

(1) As of 2003.
(2) Estimate, based on 2002 employment data.
Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Rhode Island, are shown in Table 2.3. Current unemployment rates for the primary market area counties were both lower than the Rhode Island December 2005 unemployment rate of 5.1%. The December 2005 national unemployment rate was 4.6%. In contrast to the U.S., the December 2005 unemployment rates for Rhode Island and the counties of Newport and Washington were higher compared to a year ago.

Table 2.3
Unemployment Trends(1)

Region	December 2004 Unemployment	December 2005 Unemployment
United States	5.1%	4.6%
Rhode Island	5.0	5.1
Newport County	3.9	4.7
Washington County	3.5	4.0

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

The Bank's retail deposit base is closely tied to the economic fortunes of southern Rhode Island and, in particular, the markets that are nearby to one of Newport Federal's five branches. Table 2.4 displays deposit market trends from June 30, 2002 through June 30, 2005 for the branches that were maintained by the Bank during that period. Additional data is also presented for the state of Rhode Island. The data indicates that Washington County's more favorable demographic trends translated into a stronger deposit growth rate, with total thrift and bank deposits increasing by 9.8% and 6.8% in Washington County and Newport County, respectively, for the three year period covered in Table 2.4. Consistent with the state of Rhode Island, commercial banks maintained a larger market share of deposits than savings institutions in Washington County. Comparatively, savings institutions maintained a larger market share of deposits in Newport County. For the three year period covered in Table 2.4, savings institutions experienced a decline in deposit market share in both of the primary market area counties.

Newport Federal maintains its largest balance and largest market share of deposits in Newport County. The Bank's $109.1 million of deposits at the Newport County branches represented a 9.2% market share of thrift and bank deposits at June 30, 2005. Comparatively, the Bank's $86.6 million of deposits at the Washington County branches represented a 3.6% market share of thrift and bank deposits at June 30, 2005. During the three year period, Newport Federal's deposit market share increased from 8.9% to 9.2% in Newport County based on an annual deposit growth rate of 7.9%. Comparatively, the Bank's 5.6% annual deposit growth rate

Table 2.4
Newport Federal Savings Bank
Deposit Summary

	As of June 30,						Deposit Growth Rate 2001-2004 (%)
	2002			2005			
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	
	(Dollars in Thousands)						
of Rhode Island	$ 15,702,000	100.0%	225	$ 21,826,000	100.0%	240	11.6%
ımercial Banks	12,022,000	76.6%	160	18,080,000	82.8%	174	14.6%
ˈˈıgs Institutions	3,680,000	23.4%	65	3,746,000	17.2%	66	0.6%
›ort County	$ 974,000	100.0%	21	$ 1,186,000	100.0%	22	6.8%
ımercial Banks	301,000	30.9%	9	402,000	33.9%	10	10.1%
ˈıgs Institutions	673,000	69.1%	12	784,000	66.1%	12	5.2%
wport Federal Savings Bank	86,893	8.9%	2	109,092	9.2%	2	7.9%
ıington County	$ 1,794,000	100.0%	27	$ 2,374,000	100.0%	32	9.8%
ımercial Banks	1,588,000	88.5%	22	2,136,000	90.0%	24	10.4%
ıngs Institutions	206,000	11.5%	5	238,000	10.0%	8	4.9%
wport Federal Savings Bank	73,537	4.1%	3	86,566	3.6%	3	5.6%

ce: FDIC.

in Washington County resulted in a decline in deposit market share from 4.1% at June 30, 2002 to 3.6% at June 30, 2005.

Competition

The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions and credit unions that primarily have a local or regional presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Newport Federal. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.5 lists the Bank's largest competitors in the two counties currently served by its branches, based on deposit market share as noted parenthetically. The Bank's deposit market share and market rank are also provided in Table 2.5.

Table 2.5
Newport Federal Savings Bank
Market Area Deposit Competitors

Location	Name
Newport County	Bank of Newport (49.3%)
	Citizens Bank of RI (23.3%)
	Bank of America (9.7%)
	Newport Federal (9.2%) - Rank of 4
Washington County	Washington Trust Company (52.6%)
	Citizens Bank of RI (27.4%)
	Bank of America (8.8%)
	Newport Federal (3.6%) - Rank of 5

Source: FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Newport Federal's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Newport Federal is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Newport Federal, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 171 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Newport Federal will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Newport Federal. In the selection process, we applied two "screens" to the universe of all public companies:

- Screen #1. New England institutions with assets between $100 million and $1 billion, equity-to-assets ratios of greater than 6.5% and positive core earnings. Nine companies met the criteria for Screen #1 and six were included in the Peer Group: Central Bancorp of Massachusetts, Hingham Institution for Savings of Massachusetts, LSB Corp. of Massachusetts, MassBank Corp. of Massachusetts, Mayflower Co-Op Bank of Massachusetts and NH Thrift Bancshares of New Hampshire. The three companies excluded from the Peer Group were Benjamin Franklin Bancorp of Massachusetts, Legacy Bancorp of Massachusetts and New England Bancshares of Connecticut. All three companies were excluded due to the recency of their conversions, which were all completed less than one year ago. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.
- Screen #2. New York, New Jersey and eastern Pennsylvania institutions with assets between $100 million and $1 billion, equity-to-assets of greater than 6.5%, positive core earnings and a return on equity ratio of less than 12.5%. Seven companies met the criteria for Screen #2 and four were included in the Peer Group: Elmira Savings Bank of New York, Rome Bancorp of New York, Synergy Financial Group of New Jersey and TF Financial Corp. of Pennsylvania. Carver Bancorp of New York was excluded from the Peer Group due to its unique customer base. American Bancorp of New Jersey was excluded due to the recency of its second step conversion and Atlantic Liberty Financial of New York was excluded as the result of being the subject of an announced acquisition. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Newport Federal, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Newport Federal's financial

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Financial Services Industry Consultants
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Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
March 7, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	974	18	12-31	01/04	13.56	157
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Reading, MA	Thrift	899	15	12-31	05/86	32.95	143
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	661	14	12-31	07/94	30.15	87
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	635 S	17	12-31	05/86	15.70	66
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	628	8	12-31	12/88	38.27	81
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	537	10	03-31	10/86	28.50	45
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	522	7	12-31	05/86	18.15	81
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	333	6	12-31	03/85	26.25	32
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	309	4	12-31	03/05	11.74	114
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Middleboro, MA	Thrift	240 S	6	04-30	12/87	13.09	27

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 03/07/06

condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- o Central Bancorp of Massachusetts. Selected due to relatively high loans-to-assets ratio, comparable interest-bearing funding composition, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- o Elmira Savings Bank, FSB of New York. Selected due to comparable asset size, comparable size of branch network, similar interest-bearing funding composition, similar earnings contribution from non-interest operating income, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- o Hingham Institution for Savings of Massachusetts. Selected due to relatively high loans-to-assets ratio, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- o LSB Corp. of Massachusetts. Selected due to relatively high equity-to-assets ratio, similar earnings contribution from non-interest operating income, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- o MassBank Corp. of Massachusetts. Selected due to relatively high equity-to-assets ratio and favorable credit quality measures.
- o Mayflower Co-op Bank of Massachusetts. Selected due to comparable asset size, comparable size of branch network, comparable net interest margin, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- o New Hampshire Thrift Bancshares of New Hampshire. Selected due to relatively high loans-to-assets ratio, comparable interest-bearing funding composition, comparable net interest margin, similar earnings contribution from non-interest operating income, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- o Rome Bancorp, Inc, of New York. Selected due to comparable asset size, comparable size of branch network, relatively high loans-to-assets ratio, high equity-to-assets ratio, relatively strong net interest margin, similar earnings contribution from non-interest operating income, relatively high level of operating expenses, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.

- o Synergy Financial Group of New Jersey. Selected due to relatively high loans-to-assets ratio, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- o TF Financial Corp. of Pennsylvania. Selected due to relatively high loans-to-assets ratio, comparable interest-bearing funding composition, comparable net interest margin, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.

In aggregate, the Peer Group companies maintain a comparable lower level of capital as the industry average (10.95% of assets versus 11.09% for all public companies), generate slightly higher earnings as a percent of average assets (0.82% ROAA versus 0.72% for all public companies), and generate a slightly higher ROE (8.74% ROE versus 7.60% for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$2,735	$574
Market capitalization ($Mil)	$397	$83
Equity/assets (%)	11.09%	10.95%
Return on average assets (%)	0.72	0.82
Return on average equity (%)	7.60	8.74
Pricing Ratios (Averages)(1)		
Price/earnings (x)	19.68x	18.88x
Price/book (%)	152.97%	140.81%
Price/assets (%)	16.88	15.00

(1) Based on market prices as of March 3, 2006.

Ideally, the Peer Group companies would be comparable to Newport Federal in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Newport Federal, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Newport Federal and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's and the Peer Group's ratios reflect balances as of December 31, 2005, unless indicated otherwise for the Peer Group companies. Newport Federal's equity-to-assets ratio of 6.9% was below the Peer Group's average net worth ratio of 10.9%. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will likely exceed the Peer Group's ratio following the stock offering. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 6.9% and 10.6%, respectively. The increase in Newport Federal's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress return on equity. Both Newport Federal's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's regulatory surpluses will likely be above the Peer Group's ratios.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Newport Federal and the Peer Group. The Bank's loans-to-assets ratio of 88.6% was higher than the comparable Peer Group ratio of 64.3%. Comparatively, the Peer Group's cash and investments-to-assets ratio of 32.0% exceeded the comparable ratio for the Bank of 7.5%. Overall, Newport Federal's interest-earning assets amounted to 96.1% of assets, which approximated the comparable Peer Group ratio of 96.3%.

Newport Federal's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 73.4% of assets, which was slightly above the comparable Peer Group ratio of 69.7%. Comparatively, borrowings were utilized to a similar degree by the Bank and the Peer Group, as indicated by borrowings-to-assets ratios of 19.1% and 18.4% for Newport Federal and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a

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Financial Services Industry Consultants
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Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2005

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Newport Federal Savings Bank December 31, 2005	1.9	5.6	88.6	73.4	19.1	0.0	6.9	0.0	6.9	0.0	2.49	-33.44	7.25	2.93	0.30	3.48	3.48	6.85	6.85	11.21
All Public Companies																				
Average	3.7	22.7	68.5	66.8	20.1	0.8	11.0	1.1	9.9	0.0	10.74	1.69	13.87	9.60	10.41	3.01	2.09	9.55	9.38	16.68
Medians	2.9	19.4	71.1	68.2	19.3	0.0	9.4	0.3	8.4	0.0	7.18	-3.53	10.68	5.84	6.62	1.87	1.39	8.56	8.43	13.73
State of RI																				
Medians	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Comparable Group																				
Averages	4.7	27.3	64.3	69.7	18.0	0.4	10.9	0.3	10.6	0.0	6.23	2.59	9.76	3.89	6.29	1.51	1.89	7.50	8.46	14.91
Medians	2.7	20.3	73.3	69.1	19.1	0.0	8.6	0.1	8.2	0.0	5.26	-4.31	9.73	4.07	2.95	2.29	2.42	7.50	7.95	13.60
Comparable Group																				
CEBK Central Bncrp of Somerville MA	1.5	19.9	76.4	67.0	24.1	1.0	7.3	0.4	6.9	0.0	5.39	-11.36	10.53	14.39	-12.29	1.05	1.11	NM	8.01	13.05
ESBK Elmira Svgs Bank, FSB of NY	2.5	32.2	61.3	72.5	19.8	0.0	6.8	0.1	6.7	0.0	4.50	4.44	4.57	-2.75	47.21	2.29	2.83	7.20	7.20	13.15
HIFS Hingham Inst. for Sav. of MA	2.9	16.3	77.7	58.0	33.7	0.0	7.7	0.0	7.7	0.0	14.84	6.71	17.47	8.88	28.63	9.33	9.33	NM	NM	13.60
LSBX LSB Corp of No. Andover MA	2.0	51.8	44.2	58.1	29.4	0.0	11.5	0.0	11.5	0.0	0.64	0.80	0.79	1.33	-2.47	3.60	3.60	NM	11.34	20.34
MASB MassBank Corp. of Reading MA	19.8	52.2	25.0	87.3	0.0	0.0	11.7	0.1	11.6	0.0	-7.94	-9.42	-4.43	-7.62	NM	-4.32	-4.36	NM	NM	NM
MFLR Mayflower Co-Op. Bank of MA(1)	2.8	37.9	55.4	83.3	8.5	0.0	7.7	0.0	7.7	0.0	4.82	3.69	4.99	5.83	-0.65	0.73	0.80	NM	7.95	14.42
NHTB NH Thrift Bancshares of NH(1)	3.1	18.8	72.4	72.4	15.5	3.2	7.2	1.9	5.3	0.0	6.54	-11.01	13.15	7.49	2.95	6.98	9.73	7.80	7.80	NM
ROME Rome Bancorp, Inc. of Rome NY	11.1	3.8	81.6	65.2	3.0	0.0	30.3	0.0	30.3	0.0	15.18	77.07	8.93	-3.51	-50.25	NM	NM	NM	NM	NM
SYNF Synergy Financial Group of NJ	0.7	19.9	75.3	62.3	27.4	0.0	9.8	0.1	9.7	0.0	13.15	-23.41	30.53	12.54	25.51	-8.45	-8.42	NM	NM	NM
THRD TF Fin. Corp. of Newtown PA	0.6	20.6	74.2	71.2	18.3	0.0	9.5	0.7	8.8	0.0	5.13	-11.66	11.03	2.31	18.02	2.38	2.42	NM	NM	NM

(1) Financial information is for the quarter ending September 30, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

percent of assets, equaled 92.5% and 88.1%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will likely be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Bank's ratio, based on IEA/IBL ratios of 109.3% and 103.9%, respectively. The additional capital realized from stock proceeds should serve to provide Newport Federal with an IEA/IBL ratio that approximates or exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Newport Federal's and the Peer Group's growth rates are based on growth for the twelve months ended December 31, 2005 or the most recent period available. Newport Federal's assets increased at a 2.5% annual rate, which was well below the Peer Group's asset growth rate of 6.2%. Asset growth for the Bank was realized through loan growth, which was in part funded by redeployment of cash and investments. Asset growth for the Peer Group was also primarily realized through loan growth and was supplemented with modest growth of cash and investments.

Deposits funded most of the Bank's asset growth, as borrowings increased nominally during 2005. Asset growth for the Peer Group was also primarily funded by deposit growth and was supplemented with an increase in borrowings. The Peer Group's deposit and borrowings growth rates were both above the comparable growth rates posted by the Bank. Capital growth rates posted by the Bank and the Peer Group equaled 3.5% and 1.5%, respectively. The slightly higher capital growth rate posted by the Bank resulted from the Peer Group's higher return on assets being more than offset by the Bank's lower capital position as well as retention of all of its earnings. Comparatively, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will likely depress the Bank's capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended December 31, 2005, unless otherwise indicated for the Peer Group companies. Newport Federal and the Peer Group reported net income to average assets ratios of 0.26% and 0.82%, respectively. Lower operating expenses and a lower effective tax rate largely accounted for the Peer Group's higher return. The Bank's earnings reflected comparative earnings advantages with respect to maintaining higher levels of net interest income, non-interest operating income and net gains.

The Bank's stronger net interest margin was realized through maintenance of a higher interest income ratio, which was partially offset by the Peer Group's slightly lower interest expense ratio. The Bank's higher interest income ratio was realized through earning a higher yield on interest-earning assets (5.69% versus 5.19% for the Peer Group), which was supported by the Bank's interest-earning asset composition that reflected a higher concentration of loans in comparison to the Peer Group's interest-earning asset composition. The Peer Group's lower interest expense ratio was supported by maintenance of a lower cost of funds (2.09% versus 2.51% for the Bank) and maintenance of a lower level of interest-bearing liabilities funding assets. Overall, Newport Federal and the Peer Group reported net interest income to average assets ratios of 3.42% and 3.15%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.46% and 2.33%, respectively. Consistent with the Bank's higher operating expense ratio and more diversified operations, Newport Federal maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $4.2 million for the Bank, versus a comparable measure of $4.7 million for the Peer Group. Newport Federal's higher operating expense ratio could in part be attributed to an interest-earning asset composition that reflected a higher concentration of loans relative to the Peer Group's ratio, which cost more to generate and service than investments. Likewise, the Bank's funding composition that consisted of a relatively high level of transaction and savings accounts are more costly to service than time

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2005

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Newport Federal Savings Bank																			
December 31, 2005	0.26	5.42	2.00	3.42	0.08	3.35	0.00	0.00	0.64	0.64	3.46	0.00	0.04	0.00	5.69	2.51	3.18	4,165	53.16
All Public Companies																			
Averages	0.72	5.18	2.25	2.94	0.11	2.82	0.05	0.00	0.67	0.72	2.42	0.03	0.03	0.00	5.46	2.56	2.89	5,754	34.03
Medians	0.76	5.16	2.21	2.96	0.07	2.85	0.00	0.00	0.56	0.58	2.39	0.00	0.01	0.00	5.42	2.58	3.00	4,542	34.28
State of RI																			
Medians	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	NM	NM	NM	0	0.00
Comparable Group Average																			
Averages	0.82	5.00	1.86	3.15	0.05	3.10	0.01	0.00	0.44	0.45	2.32	0.01	-0.01	0.00	5.19	2.09	3.10	4,690	37.06
Medians	0.82	5.13	1.91	3.15	0.04	3.12	0.00	0.00	0.38	0.41	2.47	0.00	0.04	0.00	5.33	2.10	3.14	3,876	36.62
Comparable Group																			
CEBK Central Bncrp of Somerville MA	0.56	5.64	2.50	3.14	0.03	3.11	0.00	0.00	0.30	0.30	2.58	0.00	0.06	0.00	5.75	2.72	3.03	4,006	31.25
ESBK Elmira Svgs Bank, FSB of NY	0.86	5.20	2.03	3.17	0.05	3.12	0.00	0.00	0.73	0.73	2.61	0.03	-0.13	0.00	5.41	2.20	3.22	3,876	38.61
HIFS Hingham Inst. for Sav. of MA	1.05	5.19	2.12	3.08	0.04	3.04	0.00	0.00	0.27	0.27	1.63	0.00	0.00	0.00	5.37	2.31	3.06	7,853	37.43
LSBX LSB Corp of No. Andover MA	0.78	4.77	2.17	2.60	0.00	2.60	0.03	0.01	0.66	0.69	2.07	0.00	-0.41	0.00	4.87	2.46	2.41	NM	55.45
MASB MassBank Corp. of Reading MA	0.78	3.92	1.61	2.30	-0.01	2.31	0.00	0.00	0.14	0.14	1.33	0.00	0.05	0.00	4.03	1.85	2.18	NM	34.12
MFLR Mayflower Co-Op. Bank of MA(1)	0.79	5.04	1.69	3.34	0.04	3.31	0.06	0.00	0.32	0.38	2.57	0.01	0.14	0.00	5.23	1.85	3.39	3,868	37.00
NHTB NH Thrift Bancshares of NH(1)	0.85	4.51	1.29	3.22	0.00	3.22	0.00	0.00	0.57	0.57	2.46	0.00	0.07	0.00	4.77	1.42	3.35	NM	36.95
ROME Rome Bancorp, Inc. of Rome NY	1.12	5.47	1.00	4.46	0.04	4.43	0.00	0.00	0.63	0.63	3.30	0.00	0.09	0.00	5.67	1.40	4.27	NM	36.26
SYNF Synergy Financial Group of NJ	0.49	5.06	2.36	2.70	0.20	2.50	0.00	0.00	0.42	0.42	2.14	0.01	0.00	0.00	5.28	2.67	2.62	NM	36.30
THRD TF Fin. Corp. of Newtown PA	0.95	5.26	1.79	3.47	0.08	3.39	0.06	0.00	0.34	0.40	2.48	0.02	0.02	0.00	5.51	2.00	3.51	3,844	27.21

(1) Financial information is for the quarter ending September 30, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

deposits and borrowings. Expenses related to the merger of Westerly Savings were another factor that contributed to the Bank's higher operating expense ratio, with such expenses totaling $436,000 or 0.17% of average assets. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Newport Federal's capacity to leverage operating expenses will be comparable to or greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings were stronger than the Bank's. Expense coverage ratios posted by Newport Federal and the Peer Group equaled 0.99x and 1.35x, respectively. Excluding the one time merger expenses, the Bank's expense coverage ratio improved to 104.0%. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

As noted above, sources of non-interest operating income provided a slightly larger contribution to the Bank's earnings. Non-interest operating income equaled 0.64% and 0.45% of Newport Federal's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Newport Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 85.2% was less favorable than the Peer Group's efficiency ratio of 64.4%. Excluding the one time merger expenses, the Bank's efficiency ratio improved to 81.0%. The Peer Group's more favorable efficiency ratio was realized through maintenance of a lower operating expense ratio, which more than offset the Bank's higher levels of net interest income and non-interest operating income.

Loan loss provisions had a slightly larger impact on Newport Federal's, with loan loss provisions established by the Bank and the Peer Group equaling 0.04% and 0.05% of average assets, respectively. The relatively minor impact of loan loss provisions on the Bank's and the Peer Group's earnings were indicative of their generally favorable credit quality measures and low risk lending strategies.

Net gains realized from the sale of assets were a slightly larger contributor to the Bank's earnings, as the Bank reported net gains equal to 0.04% of average assets versus a net loss equal to 0.01% of average assets reported by the Peer Group. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, which accounted for all of the Bank's gains, such gains may be considered to be an ongoing activity for an institution particularly during periods of low interest rates and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

Taxes had a significantly larger impact on the Bank's earnings, as Newport Federal and the Peer Group posted effective tax rates of 53.16% and 37.06%, respectively. The Bank's higher effective tax reflects the inclusion of $436,000 of merger expenses, which are not tax effected. As indicated in the prospectus, the Bank's effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (62.1% versus 48.0% for the Peer

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2005

Institution	Portfolio Composition as a Percent Assets: MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Newport Federal Savings Bank	0.87	61.18	1.20	20.76	0.00	6.35	67.43	21,873	132
All Public Companies									
Averages	12.18	36.68	6.46	17.55	2.97	3.82	61.27	1,040,811	11,174
Medians	9.99	35.64	3.86	14.71	0.93	2.60	61.42	40,384	143
State of RI									
Medians	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0
Comparable Group Average									
Averages	13.56	34.40	3.33	18.56	4.30	3.05	60.17	49,268	339
Medians	14.87	31.46	3.43	16.08	0.80	2.12	61.58	9,089	59
Comparable Group									
CEBK Central Bncrp of Somerville MA	7.76	31.67	4.42	39.78	0.18	1.03	68.92	294	0
ESBK Elmira Svgs Bank, FSB of NY	17.20	31.14	0.75	10.48	8.90	9.51	59.76	76,689	507
HIFS Hingham Inst. for Sav. of MA	2.43	40.70	3.23	31.05	0.06	0.02	62.06	1,084	0
LSBX LSB Corp of No. Andover MA	28.60	13.55	4.08	23.88	0.10	2.18	61.11	38,981	279
MASB MassBank Corp. of Reading MA	14.78	25.21	0.10	0.11	0.26	0.03	30.77	298	0
MFLR Mayflower Co-Op. Bank of MA(1)	20.97	31.25	9.01	12.57	1.13	2.06	60.22	59,121	447
NHTB NH Thrift Bancshares of NH(1)	9.51	48.60	3.63	14.89	2.22	3.72	66.83	298,038	2,039
ROME Rome Bancorp, Inc. of Rome NY	0.26	44.35	1.48	17.27	10.06	8.55	68.30	3,414	11
SYNF Synergy Financial Group of NJ	19.13	24.96	0.84	23.83	19.60	2.26	70.09	0	0
THRD TF Fin. Corp. of Newtown PA	14.95	52.61	5.74	11.77	0.47	1.19	53.62	14,763	107

(1) Financial information is for the quarter ending September 30, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group). The Bank's higher ratio was attributable to maintaining a higher concentration of 1-4 family loans, which was partially offset by the Peer Group's higher concentration of mortgage-backed securities. Loans serviced for others equaled 8.3% and 8.6% of the Bank's and the Peer Group's assets, respectively, thereby indicating a similar influence of mortgage banking activities on their respective operations. Servicing intangible assets were not a significant balance sheet item for either the Bank or the Peer Group.

Diversification into higher risk types of lending was slightly greater for the Peer Group. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (20.8% of assets), followed by consumer loans (6.4% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (18.6% of assets), while other areas of lending diversification for the Peer Group were fairly evenly distributed between the other loan types. Lending diversification was more significant for the Bank with respect to consumer loans and commercial real estate loans, while commercial business loans and construction and land loans represented more significant areas of lending diversification for the Peer Group. Overall, the Bank's higher ratio of loans-to-assets and similar degree of lending diversification into higher risk types of lending translated into a higher risk weighted assets-to-assets ratio of 67.4%, versus a comparable Peer Group ratio of 60.2%.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Newport Federal's interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, Newport Federal's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin, while the Bank and the Peer Group maintained comparable levels of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should provide the Bank with comparable or more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group,

RP FINANCIAL, LC.
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Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2005 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04
Newport Federal Savings Bank	6.9	103.9	3.9	20	3	-3	14	-14	3
All Public Companies	9.8	107.4	5.1	0	-4	-3	-2	-1	9
Comparable Group Average	10.6	110.2	3.6	-1	-3	-1	-7	3	8
Comparable Group									
CBBK Central Bncrp of Somerville MA	6.9	106.3	2.2	-11	-1	-3	5	2	20
ESBK Elmira Svgs Bank, FSB of NY	6.7	104.1	3.9	-6	-10	-3	-4	-12	9
HIFS Hingham Inst. for Sav. of MA	7.7	105.6	3.2	-17	-13	-8	-5	6	8
LSBX LSB Corp of No. Andover MA	11.5	112.0	2.0	0	1	-8	-21	7	-5
MASB MassBank Corp. of Reading MA	11.6	111.1	3.0	6	9	9	-2	7	8
MFLR Mayflower Co-Op. Bank of MA(1)	7.7	104.6	3.9	NA	1	-8	-2	5	1
NHTB NH Thrift Bancshares of NH(1)	5.3	103.5	5.6	NA	-6	-11	1	16	12
ROME Rome Bancorp, Inc. of Rome NY	30.3	141.4	3.5	23	14	20	-42	23	12
SYNF Synergy Financial Group of NJ	9.7	107.0	4.1	1	-21	8	-8	-12	17
THRD TF Fin. Corp. of Newtown PA	8.8	106.6	4.6	1	-1	-9	5	-11	1

(1) Financial information is for the quarter ending September 30, 2005.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Newport Federal and the Peer Group. In general, the relative fluctuations in the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.5, Newport Federal and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Newport Federal's assets.

Credit Risk

Overall, the credit risk associated with the Bank's balance sheet was considered to be less than the Peer Group's, as implied by Newport Federal's more favorable credit quality measures for non-performing assets. As of December 31, 2005, the Bank did not hold any non-performing assets. Comparatively, as shown in Table 3.6, the Peer Group's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.13% of assets. Non-performing loans for the Peer Group equaled 0.16% of loans. The Peer Group's loss reserves as a percent of non-performing loans equaled 306.5%. Loss reserved maintained as percent of loans were slightly higher for the Peer Group (0.91% versus 0.80% for the Bank). The Bank's credit risk exposure was also considered to be more favorable with respect to not recording any net loan charge-offs for the twelve month period. Comparatively, net loan charge-offs recorded by the Peer Group equaled 0.09% of net loans receivable.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Newport Federal. Such general characteristics as

Financial Services
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2005 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Newport Federal Savings Bank	0.00	0.00	0.00	0.80	NM	NM	0	0.00
All Public Companies								
Averages	0.05	0.45	0.52	0.88	268.17	229.85	373	0.11
Medians	0.00	0.27	0.35	0.85	210.01	167.39	63	0.04
State of RI								
Medians	0.00	0.00	0.00	0.00	0.00	0.00	0	0.00
Comparable Group Average								
Averages	0.01	0.13	0.16	0.91	306.46	308.65	78	0.09
Medians	0.00	0.06	0.12	0.82	265.53	269.39	34	0.03
Comparable Group								
CEBK Central Bncrp of Somerville MA	0.00	0.03	0.04	0.91	NA	NA	0	0.00
ESBK Elmira Svgs Bank, FSB of NY	0.00	0.24	0.37	1.01	265.53	269.39	77	0.15
HIFS Hingham Inst. for Sav. of MA	0.00	0.12	0.16	0.67	NA	439.70	0	0.00
LSBX LSB Corp of No. Andover MA	0.00	0.01	0.01	1.76	NA	NA	7	0.01
MASB MassBank Corp. of Reading MA	0.00	0.03	0.12	0.56	487.55	469.29	0	0.00
MFLR Mayflower Co-Op. Bank of MA(1)	0.00	NA	NA	1.24	NA	NA	0	-0.01
NHTB NH Thrift Bancshares of NH(1)	0.00	0.03	0.04	0.86	NA	NA	60	0.05
ROME Rome Bancorp, Inc. of Rome NY	0.00	0.43	0.48	0.77	NA	167.39	393	0.62
SYNF Synergy Financial Group of NJ	0.00	0.06	0.08	0.78	NA	NA	142	0.08
THRD TF Fin. Corp. of Newtown PA	0.11	0.20	0.12	0.54	166.31	197.48	102	-0.04

(1) Financial information is for the quarter ending September 30, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in

Newport Federal's operations and financial condition; (2) monitor Newport Federal's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Newport Federal's value, or Newport Federal's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of Newport Federal coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- o Overall A/L Composition. Loans funded by retail deposits were the primary components of both Newport Federal's and the Peer Group's balance sheets. The Bank's interest-earning asset composition exhibited a higher concentration of loans, while diversification into higher risk and higher yielding types of loans was slightly greater for the Peer Group. Overall, the Bank's asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio than maintained by the Peer Group. Newport Federal's funding composition reflected a slightly higher level of deposits and a similar level of borrowings in comparison to the Peer Group's ratios. Overall, the Peer Group maintained a lower cost of funds than the Bank. As a percent of assets, the Bank maintained a similar level of interest-earning assets and a higher level of interest-bearing liabilities compared to the Peer Group's ratios, which provided for a higher IEA/IBL ratio for the Peer Group. After factoring in the impact of the net stock proceeds, the Bank's IEA/IBL ratio will likely be slightly above the Peer Group's ratio. On balance, RP Financial concluded that the Bank's asset/liability composition was a slightly positive factor in our adjustment for financial condition.

- o Credit Quality. Given that the Bank maintained a zero balance of non-performing assets at December 31, 2005, the Peer Group's credit quality measures for non-performing assets and non-performing loans were not as favorable as the Bank's measures. Loss reserves as a percent of loans were slightly higher for the Peer Group. Net loan charge-offs were higher for the Peer Group, while the Bank maintained a higher risk weighted assets-to-assets ratio than the Peer Group. Overall, in comparison to the Peer Group, the Bank maintains a lower degree of credit risk exposure, which was considered as a slightly positive factor our adjustment for financial condition.

- o Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Bank (32.0% of assets versus 7.5% for the Bank). Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank's future borrowing capacity was considered to be fairly comparable to the Peer Group's, as both the Bank and the Peer Group were considered to have ample borrowing capacities based on their current ratios of borrowings-to-assets. Overall, RP Financial concluded that this was a neutral factor in our adjustment for financial condition.

- o Funding Liabilities. The Bank's interest-bearing funding composition reflected a slightly higher concentration of deposits and a similar concentration of borrowings relative to the comparable Peer Group ratios, with the Peer Group maintaining a lower cost of funds than the Bank. In total, the Bank maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to Newport Federal's lower capital position. Following the stock offering, the increase in the Bank's capital position should serve to reduce the level of interest-bearing liabilities funding assets to a ratio that is less than the Peer Group's ratio. Overall, RP Financial concluded that the Bank's lower pro forma ratio of interest-bearing liabilities funding assets was somewhat offset by the Peer Group's lower cost of funds and, therefore, concluded that this was a neutral factor in our adjustment for financial condition.

- o Capital. The Peer Group operates with a higher equity-to-assets ratio than the Bank. However, following the stock offering, Newport Federal's pro forma capital position will exceed the Peer Group's equity-to-assets ratio. The increase in the Bank's pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, Newport Federal's pro forma balance sheet strength was considered to be more favorable than the Peer Group's in the areas of overall asset/liability composition and credit quality. Accordingly, a slight upward adjustment was applied for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- o Reported Earnings. The Bank's reported earnings were lower than the Peer Group's on a ROAA basis (0.26% of average assets versus 0.82% for the Peer Group). The Bank's lower return was the result of higher operating expenses and a higher effective tax rate, both of which were in part attributable to one time merger expenses that were non-taxable expenses. A higher net interest margin, a higher level of non-interest operating income and higher net gains represented earnings advantages for Newport Federal, while loan loss provisions were a comparable factor in the Bank's and the Peer Group's respective earnings. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, even after factoring out the one time merger expenses, the Bank's reported earnings were considered to be less favorable than the Peer Group's and, thus, the Bank's reported earnings were considered as a slightly negative factor in our adjustment for the Bank's profitability growth and viability of earnings.

- Core Earnings. Both the Bank's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a higher net interest margin, a higher operating expense ratio and a higher level of non-interest operating income. The Bank's higher net interest margin and higher level of operating expenses (excluding the one time merger expenses) translated into a lower expense coverage ratio (1.04x versus 1.35x for the Peer Group). Similarly, the Bank's efficiency ratio of 81.0% (excluding the one time merger expenses) was less favorable than the Peer Group's efficiency ratio of 64.4%, as the Bank's higher net interest margin and higher level of non-interest operating income were more than offset the Peer Group's lower operating expense ratio. Loss provisions had a similar impact on the Bank's and the Peer Group's earnings, while the Bank's effective tax rate was higher than the Peer Group's effective rate even after factoring out the one timer merger expenses that were not taxed-effected. Overall, these measures, as well as the expected earnings benefit the Bank should realize from the redeployment of stock proceeds into interest-earning assets net of the additional expenses associated with the stock benefit plans, indicate that the Bank's core earnings were less favorable than the Peer Group's. Accordingly, the Bank's core earnings were considered a slightly negative factor in our adjustment for the Bank's profitability growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated the degree of volatility associated with the Bank's and the Peer Group's net interest margins were comparable. Other measures of interest rate risk, such as capital ratios and IEA/IBL ratios were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that are above the Peer Group ratios, as well as enhance the stability of the Bank's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a comparable factor in the Bank's and the Peer Group's earnings. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was slightly greater for the Peer Group. The Bank's and the Peer Group's credit quality measures indicated that the Bank maintained a lower level of non-performing assets and a lower level of loss reserves as a percent loans. On balance, RP Financial concluded that credit risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- o Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank's historical growth was not as strong as the Peer Group's, although the Peer Group's stronger growth rate was largely attributable to the Bank recording a large decline in cash and investments as those funds were utilized to fund loan growth. Second, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity. Lastly, the Bank's higher level of non-interest operating income provides greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of unfavorable changes in the yield curve. On balance, this was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- o Return on Equity. The Bank's current return on equity is lower than the Peer Group's return on equity ratio. Accordingly, as the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Bank's equity, combined with the Bank's lower return on assets, the Bank's pro forma return on equity on a core earnings basis will be significantly below the Peer Group's return on equity ratio. Accordingly, this was a negative factor in the adjustment for profitability, growth and viability of earnings.

Overall, the downward adjustments applied for the Bank's reported earnings, core earnings and return on equity were considered to be partially negated by the upward adjustments applied for the Bank's credit risk, interest rate risk and earnings growth potential. Accordingly, we concluded that a slight downward adjustment was warranted for this factor.

3. Asset Growth

Newport Federal's asset growth was not as strong as the Peer Group's asset growth rate for the period covered in our comparative analysis (2.5% growth versus 6.2% growth for the Peer Group). Asset growth for both the Bank and the Peer Group were driven by loan growth, with the Peer Group posting a higher loan growth rate compared to the Bank. On a pro forma basis, the Bank's tangible equity-to-assets ratio will be above the Peer Group's tangible equity-to-assets ratio, implying slightly leverage capacity for the Bank. Accordingly, on balance, we believe that no valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Newport Federal's primary market area for deposits and loans is considered to be where the Bank maintains a branch presence in the counties of Newport and Washington. Washington County is a larger and faster growing market than Newport County. The markets served by the Bank are relatively affluent, thereby fostering significant competition among financial services companies that includes other locally-based thrifts and banks, as well as regional and super regional banks.

The majority of the Peer Group companies serve more populous and faster growing counties compared to the Bank's primary market area, which includes some densely populated urban markets. Comparative per capita income measures imply that southern Rhode Island is a slightly more affluent market area compared to the markets served by the Peer Group companies. Newport Federal's deposit market share in Newport County was greater than the majority of the Peer Group companies, indicating a competitive position advantage for the Bank. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, December 2005 unemployment rates for the majority of the markets served by the Peer Group companies were generally comparable to the unemployment rate reflected for Newport County. On balance, we concluded that no adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Newport Federal Savings Bank and the Peer Group Companies(1)

	County	December 2005 Unemployment
Newport Federal - RI	Newport	4.7%
The Peer Group		
Central Bancorp – MA	Middlesex	3.6%
Elmira Savings Bank – NY	Chemung	5.1

Table 4.1 (continued)
Market Area Unemployment Rates
Newport Federal Savings Bank and the Peer Group Companies(1)

	County	December 2005 Unemployment
Hingham Inst. for Savings -- MA	Plymouth	4.5
LSB Corp. - MA	Essex	4.9
MassBank Corp. - MA	Middlesex	3.6
Mayflower Co-Op Bank - MA	Plymouth	4.5
NH Thrift Bancshares – NH	Sullivan	2.8
Rome Bancorp – NY	Oneida	4.6
Synergy Financial Group- NJ	Union	4.7
TF Financial Corp. - PA	Bucks	3.6

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.47% to 3.28%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.68% as of March 3, 2006. As of March 3, 2006, approximately 88% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.21%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Bank's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ National Market system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $27.1 million to $156.6 million as of March 3, 2006, with average and median market values of $83.2 million and $80.8 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.2 million to 11.5 million, with average and median shares outstanding of 4.4 million and 3.6 million, respectively. The Bank's stock offering is expected to have a pro forma market value that will be in the lower end of the range of market values reflected for the Peer Group companies, while shares outstanding for the Bank will be comparable to the range of shares outstanding indicated for Peer Group average and median. Like all of the Peer Group companies, the Bank's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Bank's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Newport Federal: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Rhode Island. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Despite surging oil prices, the Dow Jones Industrial Average ("DJIA") moved back into positive territory for the year in early-March 2005. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors' warning that earnings would be significantly below an earlier forecast and record high oil prices. Increased expectations of higher interest rates further depressed stocks in late-March, as the Federal Reserve surprised investors by signaling for the first time in more than four years that it was concerned with inflation. As expected, the Federal Reserve concluded its March meeting by raising its target for the federal funds rate to 2.75% from 2.5%. After the DJIA dropped to a two-month low, a decline in oil prices helped lift the DJIA to its biggest one-day gain for the year at the end of March 2005. However, the first quarter of 2005 still showed a decline in the DJIA for the third year in a row.

Weaker-than-expected job growth reflected in the March 2005 employment data pushed stocks lower at the start of the second quarter. Following a brief rally in early-April, the broader stock market moved to a five-month low in mid-April. The sell-off was based on concerns of a slowing U.S. economy, higher inflation and rising oil prices. Comparatively, economic data which showed a decline in initial jobless claims, a pick-up in Mid-Atlantic manufacturing activity and strong new home sales combined with some favorable first quarter earnings reports fueled a sharp rise in the stock market heading into late-April. A stronger-than-expected employment report for April, optimism about interest rates and a big planned purchase of General Motors shares helped to lift stocks in early-May. Gains in the broader stock market generally continued through the balance of May, as oil prices dropped and the economy showed signs of sustaining growth with low inflation following an upward revision in GDP growth for the first quarter while an accompanying inflation measure remained unrevised. The positive trend in the broader stock market was sustained through the first half of June, fueled by economic data which showed steady growth and mild inflation. After moving to a three-month high in mid-June, stocks declined at the end of the second quarter on continued worries over oil prices, slowing economic growth and the Federal Reserve's plans for raising interest rates further.

The broader stock market rebounded at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the DJIA posting a 1.5% loss for the month of August. The stock market showed resiliency in the aftermath of Hurricane Katrina, as oil prices fell following the Energy Department's decision to release some of the Strategic Petroleum Reserve. Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter.

Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The DJIA dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consumer spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries, along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth, provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the DJIA closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. As an indication of the general trends in the nation's stock markets over the past year, as of March 3, 2006, the DJIA closed at 11021.59 an increase of 0.7% from one year ago and an increase of 2.8% year-to-date, and the NASDAQ closed at 2302.60 an increase of 11.2% from one year ago and an increase of 4.4% year-to-date. The Standard & Poors 500 Index closed at 1287.23 on March 3, 2006, an increase of 5.3% from one year ago and an increase of 3.1% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated and declined in conjunction with the broader market. Thrift stocks followed the broader market higher in early-March 2005, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and signals from the Federal Reserve that it was becoming more concerned about inflation. Thrift stocks participated in the broader market rally at the close of the first quarter, with the SNL Thrift Index posting a one-day gain of 1.3% compared to 1.1% gain for the DJIA.

Thrift issues started the second quarter of 2005 trading in a narrow range and then followed the broader market lower in mid-April, reflecting concerns that first quarter earnings in the thrift sector would show the negative effects of net interest margin compression resulting from the flattening of the yield curve. Acquisition speculation involving some large thrifts and a strong report on new home sales in March provided a boost to thrift stocks in late-April. Thrift stocks continued to show strength at the beginning of May, as long-term Treasury yields headed higher on news that the U.S. Treasury Department was considering bringing back the 30-year Treasury bond. Surprisingly strong job growth cooled off the thrift rally at the end of the first week of May. Thrift stocks rebounded in mid-May on strength in the broader market and a smaller than expected increase in the April consumer price index, which served to ease inflation concerns. Tame inflation data in the revised first quarter GDP report provided a boost to thrift stocks in late-May.

A weak employment report for May 2005 and concerns of an inverted yield curve provided for a mild pull back in thrift issues in early-June. Thrift stocks strengthened in mid-June, supported by a decline in the May consumer price index which served to calm inflation fears. Stocks in general also moved higher in mid-June on news that consumer confidence was up in June, reflecting the impact of a decline in the national unemployment rate and lower gasoline prices. Thrift stocks traded in a narrow range at the end of the second quarter, outperforming the broader market as acquisition activity in the financial services sector largely offset factors that were negatively impacting stocks in general such as higher oil prices.

Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighed heavily on the thrift sector.

Thrift stocks retreated further at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign Bancorp produced a choppy trading market for the thrift sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. However, weakness in the broader market and an inverted yield curve pressured thrift stocks lower at year end.

Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin pressure. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. On March 3, 2006, the SNL Index for all publicly-traded thrifts closed at 1,636.2, an increase of 2.9% from one year ago and an increase of 1.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

After experiencing a softer market in the first quarter of 2005, particularly with respect to mutual holding company offerings where a number of new issues traded below their IPO prices, speculative interest in converting thrifts lessened and the new issue market for converting issues showed signs of stabilizing during the second half of 2005 and into the beginning of 2006. As shown in Table 4.2, one second-step conversion and two mutual holding company offerings were completed during the past three months. The most recent standard conversion offering completed, which is considered to be more relevant for purposes of our analysis, was by Legacy Bancorp of Pittsfield, Massachusetts. Legacy Bancorp completed its conversion in late-October of 2005, raising gross proceeds of $95.5 million which was equal to the maximum of the offering range. Legacy Bancorp's pro forma P/TB ratio at closing equaled 72.6%.

Shown in Table 4.3 are the current pricing ratios for NEBS Bancshares, which is the only company that completed a fully-converted offering during the past three months. NEBS Bancshares' offering was a second-step conversion, which tend to be priced higher on a P/TB basis than a standard conversion. The current P/TB ratio of NEBS Bancshares equaled 107.1%. NEBS Bancshares' closing stock price on March 3, 2006 was 8.0% above its IPO price.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Newport Federal's stock price of recently completed and pending acquisitions of other financial institutions operating in Rhode Island. As shown in Exhibit IV-4, between 2001 through year-to-date 2006, Newport Federal's merger with Westerly was the only merger of a Rhode Island based savings institution. There was also one acquisition of a Rhode Island based bank completed during the period covered in Exhibit IV-4. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable or more significant level of

Recent Conversions Comp

Institution	ST.	Conversion Date	Ticker	Pre-Conversion Data: Financial Info.: Assets ($Mil)	Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Res. Cov. (%)	Offering Information: Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Contribution to Charitable Found.: Form	% of Offering (%)	Insider Purchases: Benefit Plans: ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	Pro Forma Data: Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends: Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru Current Date ($)	% Change (%)
Standard Conversions																																
Averages - Standard Conversions:																																
Medians - Standard Conversions:																																
Second Step Conversions																																
NEBS Bancshares, Inc. of CT*	CT	12/29/05	NEBS-NASDAQ	$ 220	13.29%	0.33%	207%	$ 30.8	58%	112%	3.4%	N.A.	N.A.	8.0%	2.6%	4.9%	1.41%	99.3%	33.4x	21.7%	0.7%	21.9%	3.0%	$10.00	$10.66	6.6%	$10.90	9.0%	$10.70	7.0%	$10.80	8.0%
Averages - Second Step Conversions:				$ 220	13.29%	0.33%	207%	$ 30.8	58%	112%	3.4%	NA	NA	8.0%	2.6%	4.9%	1.41%	99.3%	33.4x	21.7%	0.7%	21.9%	3.0%	$ 10.00	$10.66	6.6%	$ 10.90	9.0%	$10.70	7.0%	$10.80	8.0%
Medians - Second Step Conversions:				$ 220	13.29%	0.33%	207%	$ 30.8	58%	112%	3.4%	NA	NA	8.0%	2.6%	4.9%	1.41%	99.3%	33.4x	21.7%	0.7%	21.9%	3.0%	$ 10.00	$10.66	6.6%	$ 10.90	9.0%	$10.70	7.0%	$10.80	8.0%
Mutual Holding Company Conversions																																
Magyar Bancorp, Inc.	NJ	1/24/06	MGYR-NASDAQ	$ 357	6.85%	0.16%	542%	$ 26.2	44%	132%	3.3%	C/S	1.91%/4.0%	8.0%	4.0%	5.5%	0.00%	80.3%	NM	14.6%	-0.1%	12.3%	-0.6%	$10.00	$10.65	6.5%	$10.55	5.5%	$10.60	6.0%	$10.63	6.3%
Greenville Federal Fin. Corp.	OH	1/5/06	GVFF-OTCBB	$ 128	10.72%	0.48%	109%	$ 10.3	45%	85%	8.5%	N.A.	N.A.	8.7%	4.4%	11.2%	0.00%	69.7%	61.9x	15.6%	0.2%	16.0%	1.4%	$10.00	$10.38	3.8%	$10.25	2.5%	$10.00	0.0%	$10.25	2.5%
Averages - Mutual Holding Company Conversions:				$ 243	8.79%	0.32%	326%	$ 18.3	45%	109%	5.9%	NA	NA	8.4%	4.2%	8.3%	0.00%	75.0%	61.9x	15.1%	0.1%	14.1%	0.4%	$10.00	$10.51	5.1%	$10.40	4.0%	$10.30	3.0%	$10.44	4.4%
Medians - Mutual Holding Company Conversions:				$ 243	8.79%	0.32%	326%	$ 18.3	45%	109%	5.9%	NA	NA	8.4%	4.2%	8.3%	0.00%	75.0%	61.9x	15.1%	0.1%	14.1%	0.4%	$10.00	$10.51	5.1%	$10.40	4.0%	$10.30	3.0%	$10.44	4.4%
Averages - All Conversions:				$ 235	10.29%	0.32%	286%	$22.4	49%	110%	5.1%	NA	NA	8.2%	3.6%	7.2%	0.47%	83.1%	47.6x	17.3%	0.3%	16.7%	1.2%	$10.00	$10.56	5.6%	$10.57	5.7%	$10.43	4.3%	$10.56	5.6%
Medians - All Conversions:				$ 220	10.72%	0.33%	207%	$26.2	45%	112%	3.4%	NA	NA	8.0%	4.0%	5.5%	0.00%	80.3%	47.6x	15.6%	0.2%	16.0%	1.4%	$10.00	$10.65	6.5%	$10.55	5.5%	$10.60	6.0%	$10.63	6.3%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

March 3, 2006

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of March 3, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.42	396.67	0.97	13.14	19.68	152.97	16.88	172.45	20.36	0.44	2.21	33.70	2,735	11.09	0.45	0.72	7.60	0.69	7.18
Converted Last 3 Mths (no MHC)	10.80	57.75	0.30	10.42	36.00	103.65	23.44	107.14	36.00	0.12	1.11	40.00	246	22.61	0.33	0.65	2.88	0.65	2.88
Comparable Group																			
Converted Last 3 Mths (no MHC)																			
NEBS New England Bncbrs Inc. of CT	10.80	57.75	0.30	10.42	36.00	103.65	23.44	107.14	36.00	0.12	1.11	40.00	246	22.61	0.33	0.65	2.88	0.65	2.88

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence Newport Federal's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Newport Federal's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in the overall thrift market, the new issue market and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Newport Federal's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Newport Federal's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, Newport Federal will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Newport Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Newport Federal's prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Bank and the Peer Group and resulting price/core earnings ratios.

- o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that, as of March 3, 2006, the pro forma market value of Newport Federal's conversion stock was $37,500,000 at the midpoint, equal to 3,750,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $674,000 for the twelve months ended December 31, 2005. In deriving Newport Federal's estimated core earnings for purposes of the valuation, the only adjustments made to reported earnings were to eliminate net gains on the sales of loans and one time expenses related to the merger of Westerly Savings, which equaled $99,000 and $436,000, respectively. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 40.0%, the Bank's core earnings were determined to equal $1.1 million for the twelve months ended December 31, 2005. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$674
Less: Gain on sale of loans(1)	(59)
Add back: merger expenses(2)	436
Core earnings estimate	$1,051

(1) Tax effected at 40.0%.
(2) Merger expenses were non-taxable expenses

Based on Newport Federal's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the $37.5 million midpoint value equaled 42.51 times and 29.78 times, respectively, which provided for premiums of 125.2% and 57.0% relative to the Peer Group's average reported and core P/E multiples of 18.88 times and 18.97 times, respectively (see Table 4.4). At the top of the superrange, the Bank's reported and core P/E multiples equaled 51.80 times and 37.17 times, respectively. In comparison to the Peer Group's average reported and

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
Newport Federal Savings Bank and the Comparables
As of March 3, 2006

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Offering Size ($Mil)
Newport Federal Savings Bank																				
Superrange	10.00	49.59	0.27	11.71	51.80	85.40	16.40	85.40	37.17	0.00	0.00	0.00	302	19.19	0.00	0.32	[illegible]	[illegible]	2.30	45.9
Range Maximum	10.00	43.13	0.30	12.22	47.02	81.83	14.52	81.83	33.33	0.00	0.00	0.00	297	17.73	0.00	0.31	[illegible]	[illegible]	2.46	39.9
Range Midpoint	10.00	37.50	0.34	12.82	42.51	78.00	12.82	78.00	29.78	0.00	0.00	0.00	292	16.43	0.00	0.30	1.84	0.13	2.62	34.7
Range Minimum	10.00	31.88	0.38	13.61	37.63	73.48	11.08	73.48	26.04	0.00	0.00	0.00	288	15.07	0.00	0.29	[illegible]	[illegible]	2.82	29.5
All Public Companies(7)																				
Averages	19.42	396.67	0.97	13.14	19.68	152.97	16.88	172.45	20.36	0.44	2.21	33.70	2,735	11.09	0.45	0.72	7.60	0.69	7.18	
Medians	16.53	96.05	0.74	11.86	17.22	142.26	14.45	165.01	17.75	0.40	2.26	18.94	767	9.59	0.27	0.75	6.46	0.74	6.58	
Comparable Group Averages																				
Averages	22.84	83.21	1.48	16.36	18.88	140.81	15.00	148.38	18.97	0.61	2.68	43.74	574	10.95	0.13	0.82	8.74	0.83	8.81	
Medians	22.20	80.82	1.43	16.17	15.06	139.16	13.02	144.24	15.50	0.64	2.80	43.10	583	8.59	0.06	0.82	8.75	0.87	9.19	
Comparable Group																				
CEBK Central Bncrp of Somerville MA	28.50	45.32	1.73	24.63	15.41	115.71	8.44	122.74	16.47	0.72	2.53	41.62	537	7.29	0.03	0.56	7.57	0.52	7.08	
ESBK Elmira Svgs Bank, FSB of NY	26.25	31.61	2.54	18.92	11.36	138.74	9.48	140.90	10.33	0.80	3.05	31.50	333	6.83	0.24	0.86	12.37	0.95	13.60	
HIFS Hingham Inst. for Sav. of MA	38.27	80.60	2.93	23.01	13.06	166.32	12.83	166.32	13.06	0.80	2.09	27.30	628	7.71	0.12	1.05	13.29	1.05	13.29	
LSBX LSB Corp of No. Andover MA	18.15	81.04	1.25	13.42	19.52	135.25	15.53	135.25	14.52	0.56	3.09	44.80	522	11.48	0.01	0.77	7.08	1.04	9.51	
MASB MassBank Corp. of Reading MA	32.95	142.64	1.61	24.32	19.50	135.49	15.87	136.95	20.47	1.08	3.28	67.08	899	11.71	0.03	0.78	6.81	0.74	6.49	
MFLR Mayflower Co-Op. Bank of MA	13.09	27.12	0.79	8.91	14.71	146.91	11.31	147.58	16.57	0.40	3.06	50.63	240	7.70	NA	0.78	10.00	0.70	8.88	
NHTB NH Thrift Bancshares of NH	15.70	66.25	1.16	10.89	12.76	144.17	10.43	196.00	13.53	0.50	3.18	43.10	635	7.24	0.03	0.85	11.69	0.80	11.03	
ROME Rome Bancorp, Inc. of Rome NY	11.74	113.61	0.33	9.66	33.54	121.53	36.78	121.53	35.58	0.30	2.56	NM	309	30.26	0.43	1.12	4.16	1.06	3.92	
SYNF Synergy Financial Group of NJ	13.56	156.56	0.39	8.25	34.77	164.36	16.08	165.77	34.77	0.20	1.47	51.28	974	9.78	0.06	0.49	4.51	0.49	4.51	
THRD TF Fin. Corp. of Newtown PA	30.15	87.40	2.09	21.60	14.22	139.58	13.22	150.75	14.43	0.76	2.52	36.36	661	9.47	0.20	0.95	9.93	0.94	9.79	

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

core P/E multiples, the Bank's P/E multiples at the top of the superrange reflected premiums of 174.4% and 95.9% on a reported and core earnings basis, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio to Newport Federal's pro forma book value. Based on the $37.5 million midpoint valuation, Newport Federal's pro forma P/B and P/TB ratios both equaled 78.00%. In comparison to the average P/B and P/TB ratios for the Peer Group of 140.81% and 148.38%, the Bank's ratios reflected a discount of 44.6% on a P/B basis and a discount of 47.4% on a P/TB basis. At the top of the superrange, the Bank's P/B and P/TB ratios both equaled 85.40%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the superrange reflected discounts of 39.4% and 42.4%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Newport Federal's value equaled 12.82% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.0%, which implies a discount of 14.5% has been applied to the Bank's pro forma P/A ratio.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Legacy Bancorp was the most recent standard conversion offering completed. In comparison to Legacy Bancorp's pro closing forma P/TB ratio of 72.6%, the Bank's P/TB ratio of 78.0% at the midpoint value reflects an implied premium of 7.4%. At the top of the superrange, the Bank's P/TB ratio of 85.4% reflected an implied premium of 17.6% relative to the Legacy Bancorp's closing P/TB ratio. Legacy Bancorp's current P/TB ratio, based on its closings stock price as of March 3, 2006, equaled 105.7%. In comparison to Legacy Bancorp's current P/TB ratio, the Bank's P/TB ratio at the midpoint value reflects an implied discount of 26.2% and at the top of the superrange the discount narrows to 19.2%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 3, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $37,500,000 at the midpoint, equal to 3,750,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $31,875,000 and a maximum value of $43,125,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,187,500 at the minimum and 4,312,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $49,593,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,959,375. Based on this valuation range, the offering range is as follows: $29,513,890 at the minimum, $34,722,220 at the midpoint, $39,930,550 at the maximum and $45,920,130 at the supermaximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 2,951,389 at the minimum, 3,472,222 at the midpoint, 3,993,055 at the maximum and 4,592,013 at the supermaximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Newport Federal Savings Bank
Map of Office Locations

Newport Federal Office Locations



Pushpins
Main Office
Branches
Counties
Newport
Washington
RHODE ISLAND
CONNECTICUT
Washington
Newport
Narragansett Bay
Prudence Island
Portsmouth
Aquidneck Island
Middletown
Easton Pond
Newport
Almy Pond
Conanicut Island
Jamestown
E Shore Rd
Exeter
North Kingstown
Exeter Rd
Mail Rd
Kingston
Wakefield
Narragansett Pier
Point Judith Pond
Wyoming
Hope Valley
Hopkinton
Shannock
Worden Pond
Wood River Junction
Switch Rd
Plain Rd
Woody Hill Rd
Voluntown
Wyassup Rd
North Stonington
Pawcatuck
Ashaway
Westerly
Bradford
Watchaug Pond
Charlestown
Ninigret Pond
Green Hill Pond
Quonochontaug Pond
Atlantic Ave
Block Island - Point Judith
Atlantic Ocean
0 mi 2 4 6 8 10 12 14

EXHIBIT I-2
Newport Federal Savings Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Newport Federal Savings Bank
Key Operating Ratios

	At or For the Year Ended December 31,				
	2005	2004	2003	2002	2001
Performance Ratios:					
Return on average assets	0.26%	0.47%	0.63%	0.61%	0.63%
Return on average equity	3.79	6.70	9.26	9.21	9.64
Interest rate spread (1)	3.18	3.15	3.20	3.20	2.88
Net interest margin (2)	3.60	3.53	3.88	3.68	3.52
Noninterest expense to average assets	3.46	3.38	3.25	3.28	3.21
Efficiency ratio (3)	84.40	80.80	75.60	75.80	75.50
Average interest-earning assets to average interest-bearing liabilities	119.72	119.86	119.11	118.54	116.60
Average equity to average assets	6.95	7.03	6.75	6.67	6.56
Capital Ratios:					
Tangible capital	6.85	6.79	6.91	6.66	6.35
Core capital	6.85	6.79	6.91	6.66	6.35
Total risk-based capital	11.21	10.77	11.94	11.69	11.64
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans (4)	0.79	0.76	0.78	0.83	0.87
Allowance for loan losses as a percent of nonperforming loans	N/M	2121.79	634.87	406.03	318.79
Net charge-offs (recoveries) to average outstanding loans during the period	0.00	0.00	0.00	(0.01)	(0.05)
Non-performing loans as a percent of total loans (4)	0.00	0.04	0.12	0.20	0.27
Other Data:					
Number of:					
Real estate loans outstanding	1,896	1,840	1,770	1,804	1,715
Deposit accounts	21,978	20,855	21,452	22,966	22,960
Offices	5	5	5	5	5

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents other operating expense divided by the sum of net interest income and other operating income.
(4) Loans are presented before the allowance for loan losses but include deferred costs/fees. Construction loans are included net of loans in process. Loans held for sale are included.
N/M Not meaningful because there are no nonperforming loans and, consequently, the denominator in the ratio was zero.

Source: Newport Federal's prospectus.

EXHIBIT I-4
Newport Federal Savings Bank
Investment Portfolio Composition

	At December 31,					
	2005		2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Securities available for sale:						
Mutual funds	$6,483	$6,334	$6,275	$6,195	$10,152	$10,099
Securities held to maturity:						
Mortgage-backed securities	$2,292	$2,191	$2,791	$2,744	$3,351	$3,371

Source: Newport Federal's prospectus.

EXHIBIT I-5
Newport Federal Savings Bank
Yields and Costs

	Year Ended December 31,								
	2005			2004			2003		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/Cost
	(Dollars in Thousands)								
Assets:									
Interest-earning assets:									
Loans	$222,004	$13,240	5.96%	$204,032	$11,961	5.86%	$187,533	$12,133	6.47%
Securities	8,771	321	3.66	9,429	284	3.01	10,744	269	2.50
Other interest-earning assets	12,991	321	2.47	15,802	256	1.62	24,785	312	1.26
Total interest-earning assets	243,766	13,882	5.69	229,263	12,501	5.45	223,062	12,714	5.70
Bank-owned life insurance	1,981			1,870			1,397		
Noninterest-earning assets	10,158			10,304			10,351		
Total assets	255,905			241,437			234,810		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand deposits	28,346	63	0.22	27,112	44	0.16	24,241	76	0.31
Savings accounts	41,132	192	0.47	45,183	232	0.51	47,115	378	0.80
Money market accounts	25,819	577	2.23	22,052	293	1.33	21,140	340	1.61
Certificates of deposit	60,160	1,724	2.87	47,907	1,064	2.22	49,498	1,212	2.45
Total interest-bearing deposits	155,457	2,556	1.64	142,254	1,633	1.15	141,994	2,006	1.41
FHLB advances	48,148	2,562	5.32	49,020	2,777	5.67	45,278	2,681	5.92
Total interest-bearing	203,605	5,118	2.51	191,274	4,410	2.31	187,272	4,687	2.50
Demand deposits	33,265			32,211			30,485		
Noninterest-bearing liabilities	1,215			972			1,208		
Total liabilities	238,123			224,457			218,965		
Retained earnings	17,782			16,980			15,845		
Total liabilities and retained earnings	$255,905			$241,437			$234,810		
Net interest income		$ 8,764			$ 8,091			$ 8,027	
Interest rate spread			3.18%			3.14%			3.20%
Net interest margin			3.60%			3.53%			3.60%
Average interest-earning assets to average interest-bearing liabilities			119.72%			119.86%			119.11%

Source: Newport Federal's prospectus.

EXHIBIT I-6
Newport Federal Savings Bank
Loan Loss Allowance Activity

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Balance at beginning of period	$1,655	$1,511	$1,482	$1,426	$1,310
Provision for loan losses	198	144	36	36	27
Charge offs:					
Real estate–Mortgage:					
One- to four-family	–	–	–	–	22
Non-residential	–	–	–	–	40
Consumer loans	–	–	7	2	2
Total charge-offs	–	–	7	2	64
Recoveries:					
Real estate–mortgage:					
Non-residential	–	–	–	–	148
Consumer loans	–	–	–	–	5
Total recoveries	–	–	–	22	153
Net charge-offs (recoveries)	–	–	7	(20)	(89)
Balance at end of period	$1,853	$1,655	$1,511	$1,482	$1,426
Net charge-offs to average loans outstanding during the period					

Source: Newport Federal's prospectus.

EXHIBIT I-7
Newport Federal Savings Bank
Net Portfolio Value Analysis

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
300	$15,084	$(12,910)	(46)%	5.96%	(432) bp
200	19,343	(8,651)	(31)	7.45	(282) bp
100	23,719	(4,275)	(15)	8.92	(136) bp
0	27,994			10.28	
(100)	30,960	2,966	11	11.15	87 bp
(200)	30,664	2,670	10	10.96	68 bp

Source: Newport Federal's prospectus.

EXHIBIT I-8
Newport Federal Savings Bank
Fixed Rate and Adjustable Rate Loans

	Fixed Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate mortgage loans:			
One- to four-family	$127,626	$31,972	$159,598
Multi-family	2,017	4,709	6,726
Commercial	12,395	33,486	45,881
Construction	594	—	594
Consumer	899	15,379	16,278
Total	$143,531	$85,546	$229,077

Source: Newport Federal's prospectus.

EXHIBIT I-9
Newport Federal Savings Bank
Loan Portfolio Composition

	At December 31,									
	2005		2004		2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate—mortgage:										
One- to four-family	$160,519	68.36%	$143,267	65.46%	$125,458	64.69%	$118,700	66.94%	$108,791	66.15%
Multi-family	6,726	2.86	5,809	2.65	3,884	2.00	2,076	1.17	1,797	1.09
Commercial	47,742	20.33	46,406	21.20	43,034	22.19	43,624	24.60	40,295	24.50
Total real estate—mortgage	214,987	91.55	195,482	89.31	172,376	88.88	164,400	92.91	150,883	91.74
Construction (1)	3,151	1.35	7,711	3.53	9,142	4.72	6,196	3.49	4,820	2.94
Consumer:										
Equity lines of credit	15,404	6.56	14,236	6.50	11,089	5.72	7,411	4.18	5,708	3.47
Other consumer	1,263	0.54	1,439	0.66	1,318	0.68	1,259	0.71	3,039	1.85
Total consumer loans	16,667	7.10	15,675	7.16	12,407	6.40	8,670	4.89	8,747	5.32
Total loans	234,805	100.00%	218,868	100.00%	193,925	100.00%	179,266	100.00%	164,450	100.00%
Allowance for losses	(1,853)		(1,655)		(1,511)		(1,482)		(1,425)	
Deferred loan costs	(626)		(602)		(508)		(476)		(439)	
Loans, net	$232,326		$216,611		$191,906		$177,308		$162,586	

(1) Construction loans are net of loans in process, which totaled $2,428,000 and $4,018,000 at December 31, 2005 and 2004, respectively.

Source: Newport Federal's prospectus.

EXHIBIT I-10
Newport Federal Savings Bank
Contractual Maturity By Loan Type

	1-4 Family Real Estate Loans	Multi-Family Real Estate Loans	Commercial Real Estate Loans	Construction Loans
		(In thousands)		
Amounts due in:				
One year or less	$ 920	$ –	$ 1,860	$2,557
More than one year to five years	3,870	319	3,454	–
More than five years to ten years	17,427	3,937	21,055	594(1)
More than ten years to twenty years	49,278	1,906	21,367	–
More than twenty years	89,024	564	6	–
Total	$160,519	$6,726	$47,742	$3,151

	Equity Lines	Consumer Loans	Total Loans
		(In thousands)	
Amounts due in:			
One year or less	$ 26	$ 365	$ 5,728
More than one year to five years	598	816	9,057
More than five years to ten years	3,604	44	46,661
More than ten years to twenty years	11,070	37	83,658
More than twenty years	106	1	89,701
Total	$15,404	$1,263	$234,805

(1) Includes loans that are construction to permanent

Source: Newport Federal's prospectus.

EXHIBIT I-11
Newport Federal Savings Bank
Loan Originations, Purchases and Sales

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Loans, net, at beginning of period	$216,611	$191,906	$177,308	$162,586	$163,048
Loans originated:					
Real estate—mortgage:					
One- to four-family	53,052	62,759	78,446	67,783	34,895
Multi-family	1,366	2,437	1,476	806	29
Commercial	26,225	21,754	21,063	11,217	12,515
Construction	6,034	10,863	16,034	15,672	8,683
Consumer:					
Equity lines of credit	11,068	11,092	11,136	8,249	4,783
Other consumer	1,365	1,506	3,098	2,635	5,653
Total loans originated	99,110	110,411	131,253	106,362	66,558
Loans purchased	–	450	1,857	–	2,935
Deduct:					
Loan principal repayments	75,759	78,583	97,863	75,126	54,561
Transfer to real estate owned	–	–	–	–	190
Loan sales	7,438	7,429	20,620	16,459	15,087
Provision for loan losses	198	144	36	36	27
Loan charge-offs, net of recoveries	–	–	(7)	20	89
Loans, net, at end of period	$232,326	$216,611	$191,906	$177,308	$162,586

Source: Newport Federal's prospectus.

EXHIBIT I-12
Newport Federal Savings Bank
Non-Performing Assets

	At December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate—mortgage:					
One-to four-family	$ –	$ 78	$238	$365	$440
Consumer	–	–	–	–	7
Total	–	78	238	365	447
Accruing loans past due 90 days or more	–	–	–	–	–
Real estate owned	–	–	190	190	190
Other nonperforming assets	–	–	–	–	–
Total nonperforming assets	–	78	428	555	637
Troubled debt restructurings and total nonperforming assets	$ –	$ 78	$428	$555	$637
Total nonperforming loans to total loans	0.00%	0.04%	0.12%	0.20%	0.27%
Total nonperforming loans to total assets	0.00%	0.03%	0.10%	0.16%	0.21%
Total nonperforming assets and troubled debt restructurings to total assets	0.00%	0.03%	0.18%	0.25%	0.30%

Source: Newport Federal's prospectus.

EXHIBIT I-13
Newport Federal Savings Bank
Deposit Composition

	At December 31,		
	2005	2004	2003
	(In thousands)		
Noninterest-bearing demand deposits	$ 33,225	$ 33,587	$30,221
Interest-bearing demand deposits	27,298	32,333	26,303
Money market deposit accounts	44,887	39,350	38,485
Regular savings	15,922	29,414	31,440
Certificates of deposit	71,249	52,416	44,541
Total	$192,581	$187,100	$170,990

Source: Newport Federal's prospectus.

EXHIBIT I-14
Newport Federal Savings Bank
Maturity of Time Deposits

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)						
0.00 - 1.00%	$ 398	$ –	$ –	$ –	$ –	$ 398	0.56%
1.01 - 2.00%	8,678	115	161	–	–	8,954	12.57
2.01 - 3.00%	8,134	1,699	340	46	67	10,286	14.44
3.01 - 4.00%	29,818	5,766	1,016	496	–	37,096	52.07
4.01 - 5.00%	10,360	3,072	128	197	681	14,438	20.26
5.01 - 6.00%	25	52	–	–	–	77	0.11
6.01 - 7.00%	–	–	–	–	–	–	–
Total	$57,413	$10,704	$1,645	$ 739	$ 748	$71,249	100.00%

Source: Newport Federal's prospectus.

I-15

Newport Federal Savings Bank

Borrowing Activity

	Year Ended December 31,		
	2005	2004	2003
	(Dollars in thousands)		
Maximum amount outstanding at any month end during the period	$53,522	$52,463	$46,969
Average balance outstanding	48,148	49,020	45,278
Weighted average interest rate during the period	5.32%	5.67%	5.92%
Balance outstanding at end of period	50,123	49,972	46,969
Weighted average interest rate at end of period	5.22%	5.42%	5.64%

Source: Newport Federal's prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Year Opened	Square Footage	Date of Lease Expiration	Own/ Lease	Net Book Value as of December 31, 2005
			(Dollars in thousands)		
Main Office:					
100 Bellevue Avenue Newport, RI 02840	1964	12,000	N/A	Own	$2,392
Branches:					
165 East Main Road Middletown, RI 20842	1978	3,000	5/30/2020	Lease	533
121 Old Tower Hill Road Wakefield, RI 02879	1996	3,000	5/14/2011 (1)	Lease	215
8 Union Street Westerly, RI 02891	1958	5,000	N/A	Own	820
2 Wilder Avenue Westerly, RI 02891	2001	1,200	N/A	Own	531

(1) We have an option to renew this lease for _____________.

Source: Newport Federal's prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: s of March 3, 2006		7.50%	4.62%	4.75%	4.68%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

FINANCIAL, LC.
uancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2006(1)

cker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	lifornia Companies									
K	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	21,452	14	12-31	11/86	38.37	2,465
L	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	17,094	172	12-31	01/71	62.45	1,739
D	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	10,457	29	12-31	12/83	57.16	947
BI	Commercial Capital Bcrp of CA	NASDAQ	Irvine, CA	Thrift	5,463	21	12-31	12/02	14.37	812
B	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,063	30	03-31	03/96	32.01	779
OV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,576	12	06-30	06/96	30.38	207
FG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,122 S	15	12-31	11/02	15.79	85
ED	K-Fed Bancorp MHC of CA (38.5)	NASDAQ	Covina, CA	Thrift	748	5	06-30	03/04	12.26	176
TB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	735 S	9	12-31	08/02	28.49	126
BI	Pacific Premier Bncrp of CA	NASDAQ	Costa Mesa, CA	Thrift	703	3	12-31	06/97	12.25	77
FI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	681	1	06-30	03/05	7.00	57
FC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	292	4	12-31	01/96	11.50	18
	orida Companies									
UNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	11,259	55	09-30	12/85	27.18	828
CF	BFC Financial Corp. of FL	NASDAQ	FortLauderdaleFL	Thrift	7,064 D	74	12-31	/	5.99	205
X	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,332	75	12-31	11/83	13.62	828
FL	Fidelity Bankshares, Inc of FL	NASDAQ	West Palm Bch FL	Thrift	4,082	49	12-31	05/01	32.15	807
RB	Harbor Florida Bancshrs of FL	NASDAQ	Fort Pierce, FL	Thrift	3,053	36	09-30	03/98	37.22	893
T	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	718 S	6	12-31	12/97	12.10	100
FL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	299 S	4	12-31	05/03	20.80	69
	d-Atlantic Companies									
V	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	62,943 S	677	12-31	08/86	21.11	7,620
BK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	28,073	86	12-31	06/05	13.28	7,821
B	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	26,284	143	12-31	11/93	16.98	4,581
	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	22,380	86	12-31	11/93	29.43	3,089
BC	Independence Comm Bnk Cp of NY (3)	NASDAQ	Brooklyn, NY	Thrift	19,083	125	12-31	03/98	40.61	3,344
SB	Northwest Bcrp MHC of PA(40.0) (3)	NASDAQ	Warren, PA	Thrift	6,477	154	06-30	11/94	23.00	1,157
S	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,053	79	12-31	01/03	18.52	1,272
BC	Investors Bcrp MHC of NJ(45.7) (3)	NASDAQ	Short Hills, NJ	Thrift	5,127	46	06-30	10/05	12.77	1,485
FG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	4,852 D	122	12-31	01/03	14.10	1,533
TR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Utica, NY	Thrift	3,779	37	12-31	07/04	11.89	577
OM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,126	20	12-31	06/96	13.46	497
BT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	3,122 S	57	12-31	11/03	15.80	451
ST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	2,912	75	12-31	/	12.33	922
FS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	2,711 S	23	12-31	11/86	60.94	402
NY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,630	39	09-30	01/04	11.99	516
IC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	2,353	11	12-31	11/95	16.61	323
SB	PennFed Fin. Services of NJ	NASDAQ	West Orange, NJ	Thrift	2,161	25	06-30	07/94	18.92	246
NY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	Fairfield, NJ	Thrift	2,063	25	06-30	02/05	13.44	975
FC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	1,985	17	12-31	07/96	23.64	300
SA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,844	47	06-30	07/87	28.00	158
BF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,832 S	26	12-31	06/90	12.07	160
BC	Willow Grove Bancorp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,578	14	06-30	04/02	17.00	251
CO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,231	41	12-31	12/88	19.00	124
FS	Sound Fed Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	1,149	14	03-31	01/03	20.36	251
NF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	974	18	12-31	01/04	13.56	157
BC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Jenkintown, PA	Thrift	844	12	12-31	12/04	13.34	212
BK	Clifton Svg Bp MHC of NJ(44.0)	NASDAQ	Clifton, NJ	Thrift	837	10	03-31	03/04	10.37	316
BI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	823 S	2	12-31	/	20.00	166
SB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Baltimore, MD	Thrift	813	17	09-30	07/98	12.46	74
RL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	767	5	09-30	08/87	17.33	68
BI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	699	13	09-30	06/88	19.01	56
RD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	661	14	12-31	07/94	30.15	87
CI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	646	9	12-31	11/89	20.45	102
Y	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	646	8	03-31	10/94	16.19	41

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2006(1)

cker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	.d-Atlantic Companies (continued)									
IHC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Ocean City, NJ	Thrift	565 S	6	12-31	12/04	11.55	101
;B	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	518 S	5	07-31	08/88	8.75	65
INJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	517	2	09-30	10/05	10.75	152
:FS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	515	8	09-30	01/95	19.33	39
IIP	Prudential Bncp MHC PA (45.0) (3)	NASDAQ	Philadelphia, PA	Thrift	447	6	09-30	03/05	13.48	168
/FC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	444	6	06-30	11/93	16.70	39
IFC	Oneida Fincl MHC of NY (44.0) (3)	NASDAQ	Oneida, NY	Thrift	437	10	12-31	12/98	10.75	83
,LB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Broomall, PA	Thrift	383 S	9	12-31	03/95	24.99	86
)YR	Magyar Bancorp MHC of NJ(46.0) (3)	NASDAQ	Nw Brunswick, NJ	Thrift	380 P	3	09-30	01/06	10.63	63
'SB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	357	4	09-30	04/05	11.30	149
\FC	Greater Atlant. Fin Corp of VA	NASDAQ	Reston, VA	Thrift	337	6	09-30	06/99	5.89	18
3BK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	333	6	12-31	03/85	26.25	32
)BK	Colonial Banc MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	328 S	6	12-31	06/05	10.92	49
\RL	Laurel Capital Group Inc of PA	NASDAQ	Allison Park, PA	Thrift	310	8	06-30	02/87	20.74	41
)MB	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	309	4	12-31	03/05	11.74	114
3HC	Pathfinder BC MHC of NY (35.7) (3)	NASDAQ	Oswego, NY	Thrift	303 S	8	12-31	11/95	12.25	30
:BC	Green Co Bcrp MHC of NY (44.2) (3)	NASDAQ	Catskill, NY	Thrift	295	7	06-30	12/98	15.00	62
FCO	FedFirst Fin MHC of PA (45.0)	NASDAQ	Monessen, PA	Thrift	282 S	7	12-31	04/05	9.10	60
LFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	177	2	03-31	10/02	23.45	40
'SB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	160 S	5	12-31	06/85	12.00	19
)V	Gouverneur Bcp MHC of NY(42.6)	AMEX	Gouverneur, NY	Thrift	123	2	09-30	03/99	11.50	26
	ld-West Companies									
;C	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,444 S	128	12-31	04/97	15.01	949
\FB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	10,488	73	12-31	01/90	43.01	1,379
'FN	Capitol Fd Fn MHC of KS (29.7)	NASDAQ	Topeka, KS	Thrift	8,319	37	09-30	04/99	32.31	2,399
3CW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,200	57	03-31	07/92	30.23	659
XMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,432	71	12-31	10/03	11.51	717
)NE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,222	69	12-31	10/02	32.14	583
PFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	2,627	27	06-30	01/99	23.95	362
:FC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,529	35	12-31	07/98	12.14	377
IZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,654	23	12-31	03/01	29.00	244
FIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,573 S	16	12-31	06/05	15.39	377
ASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,553	8	09-30	09/85	35.65	300
DEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,460	27	12-31	10/95	27.42	194
AUW	Wauwatosa Hlds MHC of WI(31.7)	NASDAQ	Wauwatosa, WI	Thrift	1,403 P	7	06-30	10/05	12.50	413
ITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,243	22	12-31	07/98	14.60	175
:BI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,041	14	09-30	03/00	20.50	91
INF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	991	13	12-31	06/94	32.50	143
'SF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	972	19	12-31	12/99	21.10	96
'FC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	934	34	06-30	04/92	19.10	68
/FC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	877	16	06-30	12/92	10.20	79
ICB	Lincoln Bancorp of IN	NASDAQ	Plainfield, IN	Thrift	841 S	17	12-31	12/98	17.90	96
JLB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	806	7	09-30	12/98	16.55	140
\SH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	755	16	09-30	09/93	20.55	51
'SL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Jonesboro, AR	Thrift	752	20	09-30	04/98	12.85	60
'BC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	617 S	9	12-31	02/98	16.00	58
'SX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	588	14	06-30	04/99	22.50	77
'BC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	530	11	09-30	03/94	30.40	41
'DC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	492	15	09-30	07/87	21.51	72
'FD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	485	10	12-31	03/96	38.88	59
IBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	442 S	10	12-31	03/87	13.00	41
:AP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	438 S	12	12-31	01/99	18.67	48
\YN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398	11	03-31	01/03	15.20	51
IBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	373 S	5	12-31	02/95	28.81	45
'BI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	335 S	8	12-31	09/00	18.15	23
VR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	314 S	6	12-31	12/96	18.52	29
'HS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	297	8	12-31	01/88	17.20	28
IEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	292	5	12-31	01/04	11.79	117
'BI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	286	7	06-30	04/99	22.35	35
'NM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	283	10	12-31	04/05	9.55	30

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2006(1)

ckar	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
d-West Companies (continued)										
:BF	Monarch Community Bncrp of MI	NASDAQ	Coldwater, MI	Thrift	276 S	6	12-31	08/02	12.35	33
'FB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Hazard, KY	Thrift	264	1	06-30	03/05	10.97	95
:BC	Union Community Bancorp of IN	NASDAQ	CrawfordsvilleIN	Thrift	260	6	12-31	12/97	27.03	52
(SB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Jacksonville, IL	Thrift	256 S	8	12-31	04/95	13.25	26
'ED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	248 S	4	12-31	08/96	33.05	37
;TC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	240 S	4	12-31	04/01	12.45	29
;SI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	239	10	06-30	12/93	17.43	27
(BI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	219 S	5	12-31	06/98	6.73	24
'BK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	173	4	12-31	12/98	7.71	17
'DF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	158	3	06-30	04/96	20.52	24
:FC	Home City Fin. Corp. of OH	NASDAQ	Springfield, OH	Thrift	151 S	2	12-31	12/96	15.30	13
'FS	First Fed Serv MHC of IL(45.0)	NASDAQ	Edwardsville, IL	Thrift	139 S	1	12-31	06/04	16.53	65
'FI	First Niles Fin., Inc. of OH	NASDAQ	Niles, OH	Thrift	99	1	12-31	10/98	14.87	21
:w England Companies										
3CT	Peoples Bank MHC of CT (42.1) (3)	NASDAQ	Bridgeport, CT	Div.	10,933	157	12-31	07/88	30.95	4,383
^L	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	6,561	64	12-31	04/04	14.17	1,542
RKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,215	15	12-31	07/02	15.20	936
HLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,036	25	12-31	06/00	33.49	286
:KB	Rockville Fin MHC of CT (45.0) (3)	NASDAQ	Vrn Rockville CT	Thrift	1,010 S	16	12-31	05/05	14.56	283
3NK	United Fin Grp MHC of MA(46.6)	NASDAQ	W Springfield MA	Thrift	907	11	12-31	07/05	11.77	203
^SB	MassBank Corp. of Reading MA (3)	NASDAQ	Reading, MA	Thrift	899	15	12-31	05/86	32.95	143
4IL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	New Milford, CT	Thrift	873	20	12-31	02/86	30.72	126
'BC	Benjamin Frkln Bncrp Inc of MA (3)	NASDAQ	Franklin, MA	Thrift	867	9	12-31	04/05	13.55	115
'D	Westfield Finl MHC of MA(43.0) (3)	AMEX	Westfield, MA	Thrift	812 S	10	12-31	12/01	24.81	242
3GC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	778	10	12-31	10/05	14.67	151
!FI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Willimantic, CT	Thrift	671 S	16	12-31	10/04	10.90	137
4TB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	635 S	17	12-31	05/86	15.70	66
IFB	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	628	8	12-31	12/88	38.27	81
3BK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	537	10	03-31	10/86	28.50	45
3BX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	522	7	12-31	05/86	18.15	81
3BH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Putnam, CT	Thrift	402	4	06-30	10/04	10.90	76
VSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Naugatuck, CT	Thrift	355	6	12-31	10/04	10.33	79
SBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	246 P	8	03-31	12/05	10.80	58
'LR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Middleboro, MA	Thrift	240 S	6	04-30	12/87	13.09	27
rth-West Companies										
'SL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	8,305	121	09-30	11/82	23.30	2,028
4SB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Bellevue, WA	Thrift	1,086	12	12-31	12/85	25.60	136
'FG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Tacoma, WA	Thrift	871	13	12-31	10/03	15.79	106
3NW	FirstBank NW Corp. of WA	NASDAQ	Clarkston, WA	Thrift	825	22	03-31	07/97	18.25	110
/SB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	739	16	03-31	10/97	27.40	159
3BK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	548	25	09-30	01/98	27.15	102
uth-East Companies										
'BK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	4,772	1	12-31	07/97	7.26	337
'CH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,566	47	09-30	11/83	31.43	378
'CP	Coastal Fin. Corp. of SC	NASDAQ	Myrtle Beach, SC	Thrift	1,581	19	09-30	09/90	13.80	269
INC	Banc Corporation of AL (3)	NASDAQ	Birmingham, AL	Thrift	1,416	0		/	11.39	230
'FN	Charter Fincl MHC of GA (19.1)	NASDAQ	West Point, GA	Thrift	1,095	9	09-30	10/01	38.25	751
'BH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	852	15	12-31	05/96	24.31	123
'FC	Atl Cst Fed Cp of GA MHC(39.9)	NASDAQ	Waycross, GA	Thrift	733 S	12	12-31	10/04	14.40	209
H	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	683	17	09-30	04/95	40.80	92
BC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	519 S	11	12-31	10/02	12.59	104
FC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	418	8	03-31	03/88	22.24	47
OS	Heritage Fn Gp MHC of GA(30.0)	NASDAQ	Albany, GA	Thrift	360 S	7	12-31	06/05	11.30	127
BI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	306	1	06-30	07/03	13.45	93

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2006(1)

icker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
outh-East Companies (continued)										
SFC	South Street Fin. Corp. of NC	NASDAQ	Albemarle, NC	Thrift	236 S	2	12-31	10/96	9.45	28
'BDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	216	3	06-30	12/97	15.75	28
SLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	181 S	4	12-31	04/97	17.50	22
ZB	SouthFirst Bancshares of AL	AMEX	Sylacauga, AL	Thrift	136	3	09-30	02/95	11.82	8
outh-West Companies										
'BTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston, TX	Thrift	4,457 S	32	12-31	12/03	17.41	407
'FSW	First Fed Banc of SW Inc of NM	NASDAQ	Roswell, NM	Thrift	549	13	09-30	/	15.20	60
estern Companies (Excl CA)										
TXC	Matrix Bancorp, Inc. of CO	NASDAQ	Denver, CO	Thrift	2,028 S	1	12-31	10/96	22.90	152
OME	Home Fed Bncp MHC of ID (39.8)	NASDAQ	Nampa, ID	Thrift	696	15	09-30	12/04	12.83	194
ther Areas										

OTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

ource: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

ate of Last Update: 03/13/06

EXHIBIT III-2
Public Market Pricing of New England Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of March 3, 2006

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Financial Characteristics(6) Reported ROA (%)	Financial Characteristics(6) Reported ROE (%)	Financial Characteristics(6) Core ROA (%)	Financial Characteristics(6) Core ROE (%)
	All Public Companies	19.42	396.67	0.97	13.14	19.68	152.97	16.88	172.45	20.36	0.44	2.21	33.70	2,735	11.09	0.45	0.72	7.60	0.69	7.18
	Special Selection Grouping(8)	19.67	297.64	0.88	13.19	24.00	156.64	20.32	175.97	23.46	0.43	2.03	37.92	1,606	13.40	0.11	0.64	5.89	0.72	6.44
	Comparable Group																			
	Special Comparative Group(8)																			
BFBC	Benjamin Frkln Bncrp Inc of MA	13.55	115.03	0.31	12.74	NM	106.36	13.27	163.85	NM	0.12	0.89	38.71	867	12.47	0.05	0.02	0.16	0.31	2.44
BHLB	Berkshire Hills Bancorp of MA	33.49	286.00	1.48	28.81	34.89	116.24	14.05	195.28	22.63	0.56	1.67	37.84	2,036	12.09	0.08	0.47	4.11	0.72	6.34
BRKL	Brookline Bancorp, Inc. of MA	15.20	936.08	0.36	9.78	NM	155.42	42.27	167.96	NM	0.34	2.24	NM	2,215	27.20	0.08	1.05	3.68	1.05	3.68
CEBK	Central Bncrp of Somerville MA	28.50	45.32	1.73	24.63	15.41	115.71	8.44	122.74	16.47	0.72	2.53	41.62	537	7.29	0.03	0.56	7.57	0.52	7.08
HIFS	Hingham Inst. for Sav. of MA	38.27	80.60	2.93	23.01	13.06	166.32	12.83	166.32	13.06	0.80	2.09	27.30	628	7.71	0.12	1.05	13.29	1.05	13.29
LSBX	LSB Corp of No. Andover MA	18.15	81.04	1.25	13.42	19.52	135.25	15.53	135.25	14.52	0.56	3.09	44.80	522	11.48	0.01	0.77	7.08	1.04	9.51
LEGC	Legacy Bancorp, Inc. of MA	14.67	151.23	0.11	14.18	NM	103.46	19.43	105.69	NM	0.12	0.82	NM	778	18.78	0.16	-0.56	-4.06	0.15	1.09
MASB	MassBank Corp. of Reading MA	32.95	142.64	1.61	24.32	19.50	135.49	15.87	136.95	20.47	1.08	3.28	67.08	899	11.71	0.03	0.78	6.81	0.74	6.49
MFLR	Mayflower Co-Op. Bank of MA	13.09	27.12	0.79	8.91	14.71	146.91	11.31	147.58	16.57	0.40	3.06	50.63	240	7.70	NA	0.78	10.00	0.70	8.88
NHTB	NH Thrift Bancshares of NH	15.70	66.25	1.16	10.89	12.76	144.17	10.43	196.00	13.53	0.50	3.18	43.10	635	7.24	0.03	0.85	11.69	0.80	11.03
NVSL	Naug Vlly Fin MHC of CT (45.0)	10.33	35.35	0.25	6.70	NM	154.18	22.11	154.87	NM	0.20	1.94	NM	355	14.34	0.09	0.62	3.70	0.62	3.70
NEBS	New England Bnchrs Inc. of CT	10.80	57.75	0.30	10.42	36.00	103.65	23.44	107.14	36.00	0.12	1.11	40.00	246	22.61	0.33	0.65	2.88	0.65	2.88
NAL	NewAlliance Bancshares of CT	14.17	1542.04	0.49	12.05	29.52	117.59	23.50	184.99	28.92	0.22	1.55	44.90	6,561	19.99	0.14	0.80	3.76	0.82	3.84
NMIL	Newmil Bancorp, Inc. of CT	30.72	125.52	2.21	12.98	14.09	236.67	14.38	279.53	13.90	0.88	2.86	39.82	873	6.08	0.16	1.09	16.40	1.11	16.63
PSBH	PSB Hldgs Inc MHC of CT (46.3)	10.90	35.02	0.30	7.58	33.03	143.80	18.81	171.11	36.33	0.24	2.20	NM	402	13.08	0.03	0.66	4.36	0.60	3.96
PBCT	Peoples Bank MHC of CT (42.1)	30.95	1844.25	0.92	9.10	31.91	340.11	40.09	370.66	33.64	0.88	2.84	NM	10,933	11.79	0.18	1.26	11.04	1.20	10.47
RCKB	Rockville Fin MHC of CT (45.0)	14.56	127.34	0.28	7.74	NM	188.11	28.02	189.58	NM	0.00	0.00	0.00	1,010	14.89	0.19	0.21	1.43	0.55	3.64
SIFI	SI Fin Gp Inc MHC of CT (40.0)	10.90	54.78	0.28	6.41	37.59	170.05	20.42	170.58	38.93	0.12	1.10	17.14	671	12.01	0.10	0.57	4.52	0.55	4.36
UBNK	United Fin Grp MHC of MA(46.6)	11.77	94.35	0.25	7.96	NM	147.86	22.34	147.86	NM	0.20	1.70	NM	907	15.11	NA	0.48	4.30	0.48	4.30
WFD	Westfield Finl MHC of MA(43.0)	24.81	105.00	0.62	12.07	NM	205.55	29.79	205.55	NM	0.60	2.42	NM	812	14.49	0.24	0.75	5.12	0.75	5.12

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes New England Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this
report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Public Market Pricing of Mid-Atlantic Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of March 3, 2006

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	19.42	396.67	0.97	13.14	19.68	152.97	16.88	172.45	20.36	0.44	2.21	33.70	2,735	11.09	0.45	0.72	7.60	0.69	7.18
	Special Selection Grouping(8)	16.96	668.03	0.85	10.85	19.95	157.02	18.57	185.75	20.16	0.38	2.22	31.24	4,122	11.79	0.28	0.78	7.90	0.75	7.63
	Comparable Group																			
	Special Comparative Group(8)																			
ABBC	Abington Com Bcp MHC PA (45.0)	13.34	95.27	0.40	7.39	33.35	180.51	25.08	180.51	33.35	0.20	1.50	22.50	844	13.89	0.04	0.81	5.33	0.81	5.33
ALLB	Alliance Bank MHC of PA (20.0)	24.99	17.19	0.32	9.97	NM	250.65	22.43	250.65	NM	0.36	1.44	NM	383	8.95	1.02	0.26	2.86	0.29	3.16
ABNJ	American Bancorp of NJ	10.75	152.32	0.15	9.16	NM	117.36	29.47	117.36	NM	0.16	1.49	NM	517	25.11	0.21	0.37	2.35	0.40	2.51
AF	Astoria Financial Corp. of NY	29.43	3089.18	2.21	12.86	13.20	228.85	13.80	265.14	13.32	0.96	3.26	43.44	22,380	6.03	0.17	1.02	17.05	1.01	16.90
ALFC	Atlantic Liberty Fincl of NY(7)	23.45	40.33	1.01	16.52	NM	141.95	22.78	141.95	23.22	0.32	1.36	31.68	177	16.05	0.05	0.27	1.77	0.96	6.16
BCSB	BCSB Bankcorp MHC of MD (36.4)	12.46	26.76	0.18	6.89	NM	180.84	9.07	193.18	NM	0.50	4.01	NM	813	5.01	0.10	0.05	0.98	0.13	2.51
BFSB	Brooklyn Fed MHC of NY (30.0)	11.30	44.84	0.30	5.78	37.67	195.50	41.87	195.50	37.67	0.00	0.00	0.00	357	21.42	1.03	1.16	6.58	1.16	6.58
CNY	Carver Bancorp, Inc. of NY	16.19	40.59	1.47	19.19	13.06	84.37	6.28	84.37	11.01	0.32	1.98	21.77	646	7.45	0.42	0.49	6.64	0.58	7.87
CSBK	Clifton Svg Bp MHC of NJ(44.0)	10.37	136.71	0.14	6.54	NM	158.56	37.68	158.56	NM	0.20	1.93	NM	837	23.76	NA	0.50	2.11	0.50	2.11
COBK	Colonial Banc MHC of NJ (46.0)	10.92	22.71	0.44	7.91	24.27	138.05	15.08	138.05	24.82	0.00	0.00	0.00	328	10.92	NA	0.63	5.66	0.62	5.53
DCOM	Dime Community Bancshars of NY	13.46	497.44	1.06	7.89	13.73	170.60	15.91	210.64	12.70	0.56	4.16	52.83	3,126	9.33	0.14	1.11	12.63	1.20	13.66
ESBF	ESB Financial Corp. of PA	12.07	159.86	0.87	9.87	13.87	122.29	8.73	188.59	13.87	0.40	3.31	45.98	1,832	7.14	0.29	0.70	9.73	0.70	9.73
ESBK	Elmira Svgs Bank, FSB of NY	26.25	31.61	2.54	18.92	11.36	138.74	9.48	140.90	10.33	0.80	3.05	31.50	333	6.83	0.24	0.86	12.37	0.95	13.60
FMCO	FMS Fin Corp. of Burlington NJ	19.00	123.79	1.03	11.52	18.45	164.93	10.05	169.04	18.45	0.12	0.63	11.65	1,231	6.10	0.42	0.54	9.20	0.54	9.20
FFCO	FedFirst Fin MHC of PA (45.0)	9.10	27.08	-0.04	7.00	NM	130.00	21.31	133.04	NM	0.00	0.00	NM	282	16.39	0.27	-0.32	-3.49	-0.09	-1.00
FSBI	Fidelity Bancorp, Inc. of PA	19.01	56.31	1.24	14.19	14.74	133.97	8.05	143.47	15.33	0.52	2.74	41.94	699	6.01	0.47	0.57	9.14	0.55	8.79
FKFS	First Keystone Fin., Inc of PA	19.33	39.12	-0.01	13.78	NM	140.28	7.60	140.28	NM	0.44	2.28	NM	515	5.42	1.12	0.10	1.82	0.00	-0.07
FNFG	First Niagara Fin. Group of NY	14.10	1532.67	0.50	8.16	29.38	172.79	31.59	275.39	28.20	0.44	3.12	NM	4,852	18.28	0.29	1.10	6.04	1.15	6.29
FFIC	Flushing Fin. Corp. of NY	16.61	323.33	1.23	9.07	13.73	183.13	13.74	187.47	13.50	0.44	2.65	35.77	2,353	7.50	0.09	1.06	14.05	1.08	14.29
GOV	Gouverneur Bcp MHC of NY(42.6)	11.50	11.20	0.46	8.32	23.96	138.22	21.40	138.22	25.00	0.30	2.61	27.76	123	15.48	0.33	0.94	5.92	0.90	5.67
GAFC	Greater Atlant. Fin Corp of VA(7)	5.89	17.79	-1.98	4.42	NM	133.26	5.27	143.66	NM	0.00	0.00	NM	337	3.96	0.54	-1.14	-25.37	-1.64	-36.67
GCBC	Green Co Bcrp MHC of NY (44.2)	15.00	27.42	0.61	8.10	24.59	185.19	20.99	185.19	24.59	0.46	3.07	NM	295	11.34	0.11	0.86	7.76	0.86	7.76
HARL	Harleysville Svgs Fin Cp of PA	17.33	67.71	1.23	12.33	13.98	140.55	8.83	140.55	14.09	0.64	3.69	52.03	767	6.28	0.03	0.64	10.36	0.64	10.28
HCBK	Hudson City Bancorp, Inc of NJ	13.28	7820.67	0.47	8.83	28.26	150.40	27.86	150.40	28.26	0.30	2.26	63.83	28,073	18.52	0.06	1.14	7.36	1.14	7.36
ICBC	Independence Comm Bnk Cp of NY(7)	40.61	3343.50	2.57	27.76	15.68	146.29	17.52	323.84	15.80	1.08	2.66	42.02	19,083	11.98	0.26	1.17	9.33	1.16	9.26
IFSB	Independence FSB of DC	12.00	18.62	-0.47	10.44	NM	114.94	11.65	114.94	NM	0.00	0.00	NM	160	10.13	0.34	0.15	1.57	-0.43	-4.35
ISBC	Investors Bcrp MHC of NJ(45.7)	12.77	679.06	0.25	7.63	NM	167.37	28.96	167.37	NM	0.00	0.00	0.00	5,127	17.31	0.11	0.19	1.61	0.54	4.48
KNBT	KNBT Bancorp, Inc. of PA	15.80	451.06	0.73	13.52	22.57	116.86	14.45	179.34	21.64	0.28	1.77	38.36	3,122	12.36	0.28	0.75	5.20	0.78	5.42
KRNY	Kearny Fin Cp MHC of NJ (30.0)	13.44	293.27	0.17	6.98	NM	192.55	47.27	230.53	NM	0.20	1.49	NM	2,063	24.55	0.10	0.86	3.75	0.61	2.66
LARL	Laurel Capital Group Inc of PA	20.74	41.29	1.02	14.03	20.14	147.83	13.34	166.85	20.33	0.80	3.86	NM	310	9.03	0.25	0.66	7.40	0.66	7.33
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.63	28.95	-0.05	7.88	39.37	134.90	16.59	134.90	NM	0.00	0.00	NM	380	12.30	0.16	0.42	3.43	-0.08	-0.63
NYB	New York Community Bcrp of NY	16.98	4580.81	1.17	12.32	15.72	137.82	17.43	364.38	14.51	1.00	5.89	NM	26,284	12.64	0.14	1.16	8.99	1.26	9.73
NWSB	Northwest Bcrp MHC of PA(40.0)	23.00	468.72	1.13	11.64	20.18	197.59	17.86	273.16	20.35	0.64	2.78	22.94	6,477	9.04	0.70	0.90	9.92	0.89	9.83
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.55	46.22	0.33	6.82	NM	169.35	17.91	169.35	35.00	0.00	0.00	0.00	565	10.57	0.01	0.29	2.96	0.54	5.42
OCFC	OceanFirst Fin. Corp of NJ	23.64	300.20	0.85	10.93	15.35	216.29	15.12	218.28	27.81	0.80	3.38	NM	1,985	6.99	0.09	1.00	14.31	0.55	7.90
ONFC	Oneida Fincl MHC of NY (44.0)	10.75	36.37	0.47	6.97	21.50	154.23	18.94	210.78	22.87	0.44	4.09	NM	437	12.28	0.06	0.89	7.28	0.83	6.84
PBCI	Pamrapo Bancorp, Inc. of NJ	20.45	101.76	1.59	11.78	12.78	173.60	15.75	173.60	12.86	0.92	4.50	57.86	646	9.07	0.27	1.24	14.00	1.23	13.91
PVSA	Parkvale Financial Corp of PA	28.00	157.70	2.19	20.80	12.33	134.62	8.55	186.67	12.79	0.80	2.86	36.53	1,844	6.35	0.36	0.68	11.33	0.66	10.93
PRTR	Partners Trust Fin. Grp. of NY	11.89	577.45	0.67	10.87	17.49	109.38	15.28	216.97	17.75	0.28	2.35	41.79	3,779	13.97	0.20	0.89	6.10	0.87	6.01
PBHC	Pathfinder BC MHC of NY (35.7)	12.25	10.78	0.27	8.76	NM	139.84	9.96	174.75	NM	0.41	3.35	NM	303	7.12	0.85	0.23	3.19	0.22	3.08
PFSB	PennFed Fin. Services of NJ	18.92	246.26	1.19	9.54	16.03	198.32	11.39	198.32	15.90	0.28	1.48	23.53	2,161	5.75	0.12	0.74	12.36	0.75	12.46
PFS	Provident Fin. Serv. Inc of NJ	18.52	1271.62	0.85	15.68	21.79	118.11	21.01	198.29	21.79	0.36	1.94	42.35	6,053	17.79	0.11	0.93	5.30	0.93	5.30
PBNY	Provident NY Bncrp, Inc. of NY	11.99	516.15	0.50	9.12	23.98	131.47	19.63	232.36	23.98	0.20	1.67	40.00	2,630	14.93	0.07	0.84	5.32	0.84	5.32
PBIP	Prudential Bncp MHC PA (45.0)	13.48	76.22	0.30	7.33	NM	183.90	37.66	183.90	NM	0.16	1.19	24.13	447	20.48	0.13	0.86	4.64	0.86	4.64
ROME	Rome Bancorp, Inc. of Rome NY	11.74	113.61	0.33	9.66	33.54	121.53	36.78	121.53	35.58	0.30	2.56	NM	309	30.26	0.43	1.12	4.16	1.06	3.92
SVBI	Severn Bancorp, Inc. of MD	20.00	166.36	1.62	8.32	11.90	240.38	20.20	241.55	12.35	0.24	1.20	14.81	823	8.40	0.21	1.86	22.16	1.80	21.37
SFFS	Sound Fed Bancorp, Inc. of NY(7)	20.36	250.88	0.40	10.44	NM	195.02	21.83	218.69	NM	0.30	1.47	75.00	1,149	11.19	0.12	0.44	3.64	0.47	3.83
SOV	Sovereign Bancorp, Inc. of PA	21.11	7620.20	1.81	15.70	10.50	134.46	12.11	279.97	11.66	0.24	1.14	13.26	62,943	9.00	0.35	1.15	12.80	1.04	11.53
SYNF	Synergy Financial Group of NJ	13.56	156.56	0.39	8.25	34.77	164.36	16.08	165.77	34.77	0.20	1.47	51.28	974	9.78	0.06	0.49	4.51	0.49	4.51
THRD	TF Fin. Corp. of Newtown PA	30.15	87.40	2.09	21.60	14.22	139.58	13.22	150.75	14.43	0.76	2.52	36.36	661	9.47	0.20	0.95	9.93	0.94	9.79
TRST	TrustCo Bank Corp NY of NY	12.33	921.98	0.74	3.06	15.61	NM	31.66	NM	16.66	0.64	5.19	NM	2,912	7.86	0.10	2.06	25.82	1.93	24.18
WSFS	WSFS Financial Corp. of DE	60.94	401.96	4.15	26.28	14.54	231.89	14.83	233.84	14.68	0.28	0.46	6.75	2,711	6.39	0.17	1.07	14.65	1.06	14.51
WVFC	WVS Financial Corp. of PA	16.70	39.28	1.14	12.29	14.52	135.88	8.84	135.88	14.65	0.64	3.83	56.14	444	6.51	NA	0.63	9.33	0.63	9.25
WSB	Washington SB, FSB of Bowie MD	8.75	64.77	0.66	7.71	9.02	113.49	12.51	113.49	13.26	0.00	0.00	0.00	518	11.02	NA	1.33	13.32	0.91	9.07
WGBC	Willow Grove Bancorp Inc of PA	17.00	251.14	0.65	13.62	32.69	124.82	15.92	263.57	26.15	0.48	2.82	73.85	1,578	12.75	0.31	0.63	5.36	0.78	6.69

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.

(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4
Peer Group Market Area Comparative Analysis

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2005 (000)	Proj. Pop. 2010	2000-2005 % Change	2005-2010 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Central Bancorp of MA	Middlesex	1,465	1,479	1,492	0.9%	0.9%	41,778	122.6%	1.0%
Elmira Savings Bank of NY	Chemung	91	91	92	0.3%	1.1%	21,685	75.6%	19.8%
Hingham Inst. for Savings of MA	Plymouth	473	489	503	3.4%	3.0%	32,173	94.5%	4.6%
LSB Corp. of MA	Essex	723	741	760	2.5%	2.6%	34,872	102.4%	2.0%
MassBank Corp. of MA	Middlesex	1,465	1,479	1,492	0.9%	0.9%	41,778	122.6%	2.4%
Mayflower Co-Op Bank of MA	Plymouth	473	489	503	3.4%	3.0%	32,173	94.5%	3.2%
NH Thrift Bancshares of NH	Sullivan	40	42	43	3.3%	2.4%	26,439	88.1%	26.5%
Rome Bancorp of NY	Oneida	235	236	240	0.4%	1.4%	21,804	76.0%	6.2%
Synergy Financial Group of NJ	Union	523	529	532	1.2%	0.7%	32,253	99.6%	2.4%
TF Financial Corp. of PA	Bucks	598	623	647	4.2%	3.9%	34,847	132.5%	1.7%
	Averages:	**609**	**620**	**630**	**2.0%**	**2.0%**	**31,980**	**100.8%**	**7.0%**
	Medians:	**498**	**509**	**518**	**1.8%**	**1.9%**	**32,213**	**97.0%**	**2.8%**
Newport Federal Savings Bank	**Newport**	**85**	**86**	**87**	**0.7%**	**0.7%**	**33,113**	**126.5%**	**9.2%**

EXHIBIT IV-1
Stock Prices:
As of March 3, 2006

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of March 3, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(136)	20.56	24,545	456.1	23.37	17.43	20.58	0.08	0.83	2.71	1.22	1.12	14.47	12.86	167.11
SAIF-Insured Thrifts(109)	20.36	16,985	363.2	23.29	17.15	20.36	0.22	0.41	3.17	1.23	1.10	14.46	12.99	171.16
BIF-Insured Thrifts(27)	21.37	55,077	831.0	23.72	18.53	21.49	-0.51	2.55	0.87	1.18	1.22	14.49	12.35	150.73
NYSE Traded Companies(11)	28.98	106,380	2,346.4	34.09	25.06	29.38	-0.88	-2.59	-0.10	2.64	1.80	18.64	15.79	247.98
AMEX Traded Companies(5)	17.93	4,237	61.3	20.61	15.86	17.90	0.61	-9.29	1.12	0.99	1.03	14.74	14.24	181.54
NASDAQ Listed OTC Companies(120)	19.87	17,600	292.4	22.47	16.77	19.86	0.14	1.60	3.05	1.09	1.06	14.06	12.52	158.74
California Companies(11)	28.16	20,193	664.8	33.02	24.16	28.42	-0.22	-1.93	-0.45	2.72	1.82	18.29	17.38	257.41
Florida Companies(7)	21.29	26,597	532.9	24.24	16.94	21.43	-0.38	0.37	2.71	0.96	0.95	9.52	8.65	163.77
Mid-Atlantic Companies(38)	18.77	55,980	941.8	21.02	16.06	18.70	0.33	-0.58	2.17	1.16	1.11	12.39	10.50	147.10
Mid-West Companies(45)	20.28	9,085	181.9	23.56	17.22	20.38	-0.27	-0.87	3.32	1.02	0.98	15.91	14.18	174.15
New England Companies(13)	21.48	17,382	281.3	24.09	18.57	21.55	-0.01	5.04	1.55	1.03	1.13	15.86	13.67	153.74
North-West Companies(6)	22.92	19,098	440.0	23.95	18.99	22.56	1.36	10.55	7.67	1.46	1.39	14.41	12.67	140.13
South-East Companies(13)	17.83	9,961	135.4	19.72	15.34	17.71	0.78	-2.60	2.82	0.87	0.80	13.21	12.58	136.52
South-West Companies(2)	16.31	13,677	233.7	19.88	14.33	16.78	-2.93	5.13	-1.28	1.17	1.06	13.39	10.04	164.36
Western Companies (Excl CA)(1)	22.90	6,621	151.6	24.60	11.75	22.15	3.39	80.31	21.74	2.60	4.00	15.07	15.07	306.29
Thrift Strategy(130)	20.21	22,006	399.6	22.98	17.12	20.24	0.10	1.08	2.80	1.17	1.08	14.42	12.83	165.31
Mortgage Banker Strategy(4)	23.84	112,588	2,328.4	27.02	20.98	23.78	0.22	-4.15	2.52	2.09	1.80	14.41	11.79	175.57
Real Estate Strategy(1)	10.20	7,715	78.7	15.65	10.10	10.41	-2.02	-15.56	-4.14	0.68	0.61	8.77	8.77	113.64
Diversified Strategy(1)	60.94	6,596	402.0	65.00	49.50	61.40	-0.75	5.84	-0.51	4.19	4.15	26.28	26.06	411.05
Companies Issuing Dividends(123)	20.97	25,712	480.0	23.79	17.89	20.99	0.00	-0.17	2.37	1.22	1.12	14.82	13.14	167.24
Companies Without Dividends(13)	16.48	12,972	218.9	19.21	12.84	16.55	0.86	10.80	6.10	1.15	1.17	10.97	10.09	165.82
Equity/Assets <6%(13)	21.59	15,370	310.3	25.30	17.42	21.86	-0.47	-1.02	3.73	1.46	1.54	14.09	13.45	278.54
Equity/Assets 6-12%(90)	21.83	15,491	352.6	24.91	18.67	21.84	0.14	-1.19	2.10	1.39	1.21	14.79	13.44	178.45
Equity/Assets >12%(33)	16.57	53,797	806.1	18.26	13.90	16.53	0.10	7.28	4.07	0.63	0.70	13.70	10.99	91.77
Converted Last 3 Mths (no MHC)(1)	10.80	5,347	57.7	11.65	5.97	10.80	0.00	39.72	0.93	0.30	0.30	10.42	10.08	46.08
Actively Traded Companies(10)	27.02	51,272	1,189.7	30.27	24.00	27.18	-0.05	-4.34	0.60	1.87	1.83	18.29	16.06	204.00
Market Value Below $20 Million(6)	11.67	1,379	15.0	13.88	10.33	11.65	0.22	-8.48	-0.13	0.12	0.06	11.53	11.31	148.11
Holding Company Structure(130)	20.70	25,543	475.7	23.41	17.52	20.72	0.14	1.48	3.02	1.21	1.12	14.55	12.87	167.55
Assets Over $1 Billion(57)	23.06	52,908	991.7	25.83	19.26	23.21	-0.54	2.03	2.35	1.57	1.33	14.38	11.88	177.22
Assets $500 Million-$1 Billion(41)	20.22	5,341	94.3	23.03	17.25	20.14	0.50	1.54	2.96	1.12	1.11	14.75	13.46	171.08
Assets $250-$500 Million(22)	18.88	2,824	47.3	21.94	16.76	18.80	0.49	-3.37	3.36	1.09	1.14	15.03	14.17	166.67
Assets less than $250 Million(16)	14.56	1,998	25.6	17.19	12.06	14.55	0.61	0.09	2.52	0.38	0.38	13.31	13.10	119.75
Goodwill Companies(99)	22.03	23,753	491.7	24.91	18.74	22.08	0.02	0.82	2.77	1.33	1.20	15.34	13.18	175.80
Non-Goodwill Companies(35)	17.06	23,996	332.3	19.67	14.28	17.01	0.42	2.14	2.56	0.95	0.95	12.56	12.56	145.27
Acquirors of FSLIC Cases(4)	27.69	29,900	956.7	33.45	24.17	28.02	-0.37	0.73	-1.96	2.57	1.72	19.79	19.56	237.87

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 3, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(35)	15.03	22,963	167.9	17.21	12.94	15.02	-0.12	1.49	2.89	0.37	0.36	8.02	7.59	63.12
SAIF-Insured Thrifts(22)	14.09	18,463	104.6	15.81	12.29	14.10	-0.29	-0.33	1.93	0.32	0.32	7.69	7.41	56.52
BIF-Insured Thrifts(13)	16.54	30,233	270.1	19.48	13.99	16.52	0.16	4.43	4.44	0.45	0.44	8.55	7.87	73.78
AMEX Traded Companies(2)	18.16	6,022	58.1	20.20	16.48	18.09	0.64	-9.90	2.33	0.55	0.54	10.20	10.20	68.52
NASDAQ Listed OTC Companies(33)	14.83	24,022	174.7	17.03	12.71	14.83	-0.16	2.20	2.93	0.35	0.35	7.88	7.42	62.79
California Companies(1)	12.26	14,378	67.9	14.76	10.95	12.20	0.49	-13.11	2.17	0.34	0.34	6.43	6.12	52.00
Mid-Atlantic Companies(17)	13.34	21,348	120.5	15.95	11.44	13.34	-0.08	-1.90	3.58	0.33	0.33	7.76	7.25	67.20
Mid-West Companies(6)	16.16	25,563	190.9	19.03	14.76	16.24	-0.16	-1.59	0.11	0.39	0.40	8.69	8.04	68.89
New England Companies(7)	16.32	30,728	328.0	17.80	14.00	16.41	-0.57	10.70	3.04	0.40	0.41	8.22	7.93	60.46
South-East Companies(3)	21.32	15,130	88.2	22.08	17.18	20.97	0.60	9.78	2.54	0.42	0.32	8.82	8.66	46.09
Western Companies (Excl CA)(1)	12.83	15,152	76.1	13.42	11.00	12.85	-0.16	-0.16	5.77	0.46	0.48	6.81	6.81	45.92
Thrift Strategy(34)	14.54	19,368	117.1	16.71	12.54	14.54	-0.10	0.99	2.99	0.35	0.35	7.99	7.56	62.70
Diversified Strategy(1)	30.95	141,600	1,844.2	33.75	26.10	31.13	-0.58	18.17	-0.35	0.97	0.92	9.10	8.35	77.21
Companies Issuing Dividends(27)	16.06	22,037	176.9	18.77	13.96	16.07	-0.24	-2.72	1.81	0.42	0.40	8.29	7.73	66.81
Companies Without Dividends(8)	11.67	25,975	138.7	12.17	9.62	11.62	0.30	15.17	6.40	0.19	0.23	7.15	7.13	51.16
Equity/Assets <6%(1)	12.46	5,912	26.8	17.49	12.10	12.75	-2.27	-22.12	-4.15	0.07	0.18	6.89	6.45	137.45
Equity/Assets 6-12%(9)	19.36	32,382	351.5	23.90	17.18	19.48	-0.72	-6.46	-1.73	0.57	0.58	9.36	8.56	98.98
Equity/Assets >12%(25)	13.51	20,142	104.9	14.69	11.38	13.45	0.20	5.46	4.92	0.30	0.29	7.56	7.27	46.58
Holding Company Structure(31)	14.80	19,395	119.4	17.04	12.81	14.80	-0.23	0.80	2.66	0.36	0.35	8.11	7.65	65.12
Assets Over $1 Billion(8)	22.22	65,886	550.4	23.66	18.49	22.06	0.94	17.32	7.48	0.54	0.53	9.35	8.66	67.60
Assets $500 Million-$1 Billion(10)	13.47	14,455	78.7	14.91	11.78	13.56	-0.76	-2.24	1.74	0.30	0.33	7.40	7.31	62.04
Assets $250-$500 Million(15)	12.46	7,122	33.8	15.49	10.89	12.49	-0.34	-2.93	1.32	0.31	0.29	7.70	7.15	62.08
Assets less than $250 Million(2)	11.50	2,288	11.2	14.55	10.85	11.35	1.32	-21.45	1.32	0.48	0.46	8.32	8.32	53.74
Goodwill Companies(16)	15.49	24,552	206.8	18.49	13.08	15.52	-0.66	-0.78	2.36	0.38	0.37	8.15	7.23	70.20
Non-Goodwill Companies(19)	14.62	21,551	133.3	16.08	12.81	14.58	0.37	3.51	3.36	0.36	0.36	7.90	7.90	56.83
MHC Institutions(35)	15.03	22,963	167.9	17.21	12.94	15.02	-0.12	1.49	2.89	0.37	0.36	8.02	7.59	63.12
MHC Converted Last 3 Months(1)	10.63	5,924	28.9	10.75	10.35	10.60	0.28	6.30	6.30	0.27	-0.05	7.88	7.88	64.08

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 3, 2006

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	29.43	104,967	3,089.2	30.60	23.80	28.82	2.12	14.78	0.10	2.23	2.21	12.86	11.10	213.21
BBX	BankAtlantic Bancorp of FL	13.62	60,760	827.6	19.33	12.84	13.70	-0.58	-25.74	-2.71	0.97	1.12	8.50	7.10	104.21
DSL	Downey Financial Corp. of CA	62.45	27,854	1,739.5	80.84	55.06	63.58	-1.78	-2.95	-8.69	7.81	5.03	43.38	43.26	613.71
FED	FirstFed Financial Corp. of CA	57.16	16,567	947.0	65.32	47.84	60.05	-4.81	7.22	4.84	5.53	5.53	34.46	34.25	631.19
FBC	Flagstar Bancorp, Inc. of MI	15.01	63,208	948.8	21.04	12.62	15.44	-2.78	-26.42	4.24	1.31	0.91	11.90	11.90	244.34
NDE	IndyMac Bancorp, Inc. of CA	38.37	64,247	2,465.2	46.25	32.83	38.90	-1.36	3.81	-1.67	4.67	-1.37	23.75	22.50	333.90
NYB	New York Community Bcrp of NY*	16.98	269,777	4,580.8	19.93	15.69	16.99	-0.06	-5.51	2.78	1.08	1.17	12.32	4.66	97.43
NAL	NewAlliance Bancshares of CT*	14.17	108,824	1,542.0	15.10	12.98	14.35	-1.25	-2.95	-2.54	0.48	0.49	12.05	7.66	60.29
PFB	PFF Bancorp, Inc. of Pomona CA	32.01	24,339	779.1	32.60	26.09	31.62	1.23	13.75	4.88	2.10	2.07	14.43	14.38	166.95
PFS	Provident Fin. Serv. Inc of NJ*	18.52	68,662	1,271.6	19.16	15.85	18.78	-1.38	3.58	0.05	0.85	0.85	15.68	9.34	88.15
SOV	Sovereign Bancorp, Inc. of PA	21.11	360,976	7,620.2	24.79	20.05	20.91	0.96	-8.06	-2.36	2.01	1.81	15.70	7.54	174.37
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	16.19	2,507	40.6	19.13	15.00	15.94	1.57	-13.70	5.13	1.24	1.47	19.19	19.19	257.67
FDT	Federal Trust Corp of FL	12.10	8,299	100.4	12.70	9.85	12.20	-0.82	18.51	-4.20	0.45	0.48	5.21	5.21	86.49
GOV	Gouverneur Bcp MHC of NY(42.6)	11.50	2,288	11.2	14.55	10.85	11.35	1.32	-21.45	1.32	0.48	0.46	8.32	8.32	53.74
SZB	SouthFirst Bancshares of AL	11.82	709	8.4	15.23	11.25	11.85	-0.25	-21.72	-0.25	-0.09	0.06	14.39	13.62	191.99
TSH	Teche Hlding Cp of N Iberia LA	40.80	2,266	92.5	41.25	35.51	41.00	-0.49	10.75	4.32	2.37	2.46	27.20	25.45	301.59
WSB	Washington SB, FSB of Bowie MD	8.75	7,402	64.8	14.76	7.70	8.49	3.06	-40.27	0.57	0.97	0.66	7.71	7.71	69.95
WFD	Westfield Finl MHC of MA(43.0)*	24.81	9,755	105.0	25.85	22.10	24.82	-0.04	1.64	3.33	0.62	0.62	12.07	12.07	83.29
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (45.0)	13.34	15,870	95.3	13.75	10.30	13.30	0.30	-1.91	2.85	0.40	0.40	7.39	7.39	53.19
ALLB	Alliance Bank MHC of PA (20.0)*	24.99	3,441	17.2	31.27	21.50	24.75	0.97	-21.91	-5.31	0.29	0.32	9.97	9.97	111.39
ASBI	Ameriana Bancorp of IN	13.00	3,174	41.3	15.50	11.75	12.62	3.01	-12.46	0.39	0.63	0.61	11.58	11.40	139.32
ABNJ	American Bancorp of NJ	10.75	14,169	152.3	11.00	6.55	10.45	2.87	62.63	8.37	0.14	0.15	9.16	9.16	36.48
ABCW	Anchor BanCorp Wisconsin of WI	30.23	21,790	658.7	32.98	25.97	31.20	-3.11	10.25	-0.36	2.03	1.96	14.32	13.41	192.76
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	14.40	14,521	83.4	14.85	10.69	14.50	-0.69	7.95	2.42	0.28	0.28	6.71	6.51	50.49
ALFC	Atlantic Liberty Fincl of NY(8)	23.45	1,720	40.3	30.00	20.80	23.30	0.64	0.39	4.69	0.29	1.01	16.52	16.52	102.92
BCSB	BCSB Bankcorp MHC of MD (36.4)	12.46	5,912	26.8	17.49	12.10	12.75	-2.27	-22.12	-4.15	0.07	0.18	6.89	6.45	137.45
BFCF	BFC Financial Corp. of FL	5.99	34,235	205.1	11.03	4.90	6.15	-2.60	-44.69	8.51	0.33	0.33	3.27	0.65	206.34
TBNC	Banc Corporation of AL*	11.39	20,172	229.8	12.00	9.25	11.55	-1.39	13.22	-0.18	0.19	0.11	5.19	4.60	70.19
BKMU	Bank Mutual Corp of WI	11.51	62,325	717.4	12.35	10.00	11.43	0.70	-5.66	8.58	0.45	0.41	8.73	7.83	55.06
BFIN	BankFinancial Corp. of IL	15.39	24,466	376.5	16.23	12.99	15.95	-3.51	53.90	4.84	0.44	0.44	13.30	12.50	64.30
BKUNA	BankUnited Fin. Corp. of FL	27.18	30,447	827.5	29.00	20.18	28.48	-4.56	-2.79	2.30	0.94	0.81	16.92	15.99	369.80
BFBC	Benjamin Frkln Bncrp Inc of MA*	13.55	8,489	115.0	14.80	9.91	13.65	-0.73	35.50	-3.70	0.02	0.31	12.74	8.27	102.14
BHLB	Berkshire Hills Bancorp of MA*	33.49	8,540	286.0	36.08	30.97	33.19	0.90	-3.79	-0.03	0.96	1.48	28.81	17.15	238.36
BRBI	Blue River Bancshares of IN	6.73	3,507	23.6	6.97	4.51	5.95	13.11	26.27	29.42	0.09	0.16	4.76	3.76	62.51
BOFI	Bofi Holding, Inc. Of CA	7.00	8,194	57.4	12.00	6.27	7.40	-5.41	-12.50	-12.50	0.35	0.32	7.61	7.61	83.17
BYFC	Broadway Financial Corp. of CA	11.50	1,555	17.9	12.40	10.20	11.00	4.55	-0.61	5.02	1.02	1.01	9.79	9.79	187.97
BRKL	Brookline Bancorp, Inc. of MA*	15.20	61,584	936.1	16.71	13.76	15.12	0.53	-0.98	7.27	0.36	0.36	9.78	9.05	35.96
BFSB	Brooklyn Fed MHC of NY (30.0)	11.30	13,225	44.8	12.30	9.11	11.15	1.35	13.00	2.17	0.30	0.30	5.78	5.78	26.99
CITZ	CFS Bancorp, Inc of Munster IN	14.60	12,005	175.3	14.99	12.90	14.59	0.07	3.03	2.10	0.42	0.44	11.86	11.75	103.53
CFFN	Capitol Fd Fn MHC of KS (29.7)	32.31	74,236	713.9	37.31	31.46	32.74	-1.31	-11.26	-1.91	0.81	0.80	11.61	11.61	112.06
CEBK	Central Bncrp of Somerville MA*	28.50	1,590	45.3	32.00	25.20	28.50	0.00	0.00	1.97	1.85	1.73	24.63	23.22	337.65
CFBK	Central Federal Corp. of OH	7.71	2,244	17.3	12.74	7.07	7.80	-1.15	-35.70	-1.66	-1.47	-1.54	7.17	7.17	77.10
CHFN	Charter Fincl MHC of GA (19.1)	38.25	19,629	143.1	39.65	30.60	37.00	3.38	8.39	7.11	0.70	0.40	13.60	13.31	55.78
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.79	9,919	52.6	12.43	10.86	11.95	-1.34	-4.92	0.86	0.22	0.22	7.54	7.54	29.42
CTZN	Citizens First Bancorp of MI	29.00	8,424	244.3	29.04	19.50	28.00	3.57	20.58	23.04	1.07	1.15	20.01	18.47	196.37
CSBC	Citizens South Banking of NC	12.59	8,292	104.4	13.90	11.41	12.30	2.36	-6.25	5.36	0.37	0.45	8.51	7.63	62.58
CSBK	Clifton Svg Bp MHC of NJ(44.0)	10.37	30,429	136.7	12.00	9.98	10.39	-0.19	-13.15	3.08	0.14	0.14	6.54	6.54	27.52
CFCP	Coastal Fin. Corp. of SC	13.80	19,492	269.0	14.92	12.35	13.72	0.58	-2.06	7.31	0.90	0.89	5.09	5.09	81.11
COBK	Colonial Banc MHC of NJ (46.0)	10.92	4,522	22.7	11.35	9.31	11.25	-2.93	9.20	3.51	0.45	0.44	7.91	7.91	72.43
CCBI	Commercial Capital Bcrp of CA	14.37	56,487	811.7	22.28	14.17	14.56	-1.30	-33.84	-16.06	1.32	1.32	12.36	5.23	96.72
CFFC	Community Fin. Corp. of VA	22.24	2,105	46.8	24.00	19.14	22.25	-0.04	-6.95	4.66	2.00	2.06	16.30	16.29	198.35
DCOM	Dime Community Bancshars of NY*	13.46	36,957	497.4	16.66	13.21	14.01	-3.93	-13.05	-7.87	0.98	1.06	7.89	6.39	84.59
ESBF	ESB Financial Corp. of PA	12.07	13,244	159.9	13.80	10.81	11.93	1.17	-11.58	7.58	0.87	0.87	9.87	6.40	138.32
ESBK	Elmira Svgs Bank, FSB of NY*	26.25	1,204	31.6	33.82	23.62	25.99	1.00	-9.55	-3.46	2.31	2.54	18.92	18.63	276.85
FFDF	FFD Financial Corp of Dover OH	20.52	1,192	24.5	20.92	13.50	20.84	-1.54	28.25	4.85	1.10	0.77	15.04	15.04	132.31
FMCO	FMS Fin Corp. of Burlington NJ	19.00	6,515	123.8	20.12	13.03	18.25	4.11	-5.57	8.20	1.03	1.03	11.52	11.24	188.99
FFCO	FedFirst Fin MHC of PA (45.0)	9.10	6,613	27.1	9.56	8.35	9.35	-2.67	-9.00	2.36	-0.14	-0.04	7.00	6.84	42.70

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 3, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ	Listed OTC Companies (continued)														
FSBI	Fidelity Bancorp, Inc. of PA	19.01	2,962	56.3	26.00	18.04	19.31	-1.55	-11.00	0.74	1.29	1.24	14.19	13.25	236.08
FFFL	Fidelity Bankshares, Inc of FL	32.15	25,115	807.4	35.05	22.27	31.78	1.16	24.28	-1.68	1.28	1.26	11.33	10.51	162.52
FBTC	First BancTrust Corp of IL	12.45	2,368	29.5	13.49	10.85	12.75	-2.35	1.47	1.63	0.57	0.44	11.11	11.11	101.25
FBEI	First Bancorp of Indiana of IN	22.35	1,560	34.9	22.79	18.90	22.00	1.59	6.43	0.27	1.06	1.36	18.69	17.46	183.25
FBSI	First Bancshares, Inc. of MO	17.43	1,553	27.1	22.75	15.95	17.10	1.93	-16.92	-2.24	-0.31	-0.23	17.17	16.92	154.00
FCAP	First Capital, Inc. of IN	18.67	2,590	48.4	21.00	16.67	19.00	-1.74	-3.16	4.30	1.38	1.32	16.16	13.89	168.98
FCFL	First Community Bk Corp of FL	20.80	3,324	69.1	22.25	15.87	19.27	7.94	22.71	16.27	0.76	0.74	7.65	7.52	89.88
FDEF	First Defiance Fin. Corp of OH	27.42	7,085	194.3	31.44	25.29	26.75	2.50	-5.06	1.22	1.69	1.69	21.31	15.76	206.12
FFSW	First Fed Banc of SW Inc of NM	15.20	3,979	60.5	20.00	14.00	16.00	-5.00	8.57	0.66	1.12	1.02	12.71	11.24	138.05
FFFS	First Fed Serv MHC of IL(45.0)(8)	16.53	3,920	29.2	17.75	12.65	16.50	0.18	15.59	24.75	0.51	0.51	9.53	9.53	35.58
FFNM	First Fed of N. Michigan of MI	9.55	3,111	29.7	12.45	8.30	9.61	-0.62	-24.74	9.14	0.14	0.33	11.76	10.33	90.90
FFBH	First Fed. Bancshares of AR	24.31	5,049	122.7	28.00	21.16	23.27	4.47	-0.49	0.04	1.55	1.49	15.42	15.42	168.83
FFBI	First Federal Bancshares of IL	18.15	1,244	22.6	26.99	17.02	18.71	-2.99	-30.08	-1.89	1.00	0.91	17.73	16.48	269.61
FFSX	First Federal Bankshares of IA	22.50	3,409	76.7	25.00	17.30	22.45	0.22	0.85	15.68	0.85	0.67	20.06	14.61	172.35
FFCH	First Fin. Holdings Inc. of SC	31.43	12,020	377.8	33.87	24.75	31.60	-0.54	11.06	2.31	2.20	2.10	14.21	12.31	213.51
FFHS	First Franklin Corp. of OH	17.20	1,656	28.5	24.25	15.25	16.50	4.24	-9.19	7.43	0.75	0.96	14.84	14.84	179.16
FKFS	First Keystone Fin., Inc of PA	19.33	2,024	39.1	23.81	16.37	19.80	-2.37	-14.13	-0.57	0.26	-0.01	13.78	13.78	254.37
FMSB	First Mutual Bncshrs Inc of WA*	25.60	5,297	135.6	26.95	23.91	25.30	1.19	-1.12	-1.27	1.95	1.77	11.33	11.33	205.05
FNFG	First Niagara Fin. Group of NY*	14.10	108,700	1,532.7	15.16	12.05	14.64	-3.69	2.92	-2.56	0.48	0.50	8.16	5.12	44.64
FNFI	First Niles Fin., Inc. of OH	14.87	1,385	20.6	18.00	12.00	15.11	-1.59	-4.06	-5.59	0.76	0.50	11.84	11.84	71.13
FPTB	First PacTrust Bancorp of CA	28.49	4,420	125.9	29.29	23.90	28.45	0.14	5.52	4.70	1.06	1.06	17.38	17.38	166.28
FPFC	First Place Fin. Corp. of OH	23.95	15,096	361.5	25.94	16.66	24.48	-2.17	17.17	-0.42	1.64	1.40	16.24	11.70	173.99
FBNW	FirstBank NW Corp. of WA	18.25	6,014	109.8	18.61	12.50	18.36	-0.60	30.45	14.06	1.30	1.15	12.85	9.68	137.16
FFIC	Flushing Fin. Corp. of NY*	16.61	19,466	323.3	19.65	13.95	16.70	-0.54	-7.57	6.68	1.21	1.23	9.07	8.86	120.89
FBTX	Franklin Bank Corp of TX*	17.41	23,375	407.0	19.75	14.66	17.56	-0.85	1.69	-3.22	1.22	1.10	14.06	8.83	190.66
GSLA	GS Financial Corp. of LA	17.50	1,284	22.5	19.00	12.86	17.01	2.88	-3.42	16.67	0.12	0.71	22.35	22.35	141.12
PEDE	Great Pee Dee Bancorp of SC	15.75	1,803	28.4	20.00	13.90	15.74	0.06	-3.61	-2.17	0.71	0.70	14.60	14.18	119.61
GAFC	Greater Atlant. Fin Corp of VA(8)	5.89	3,021	17.8	6.46	4.60	5.50	7.09	-3.76	11.98	-1.37	-1.98	4.42	4.10	111.71
GCBC	Green Co Bcrp MHC of NY (44.2)*	15.00	4,132	27.4	19.00	13.84	14.99	0.07	-14.04	-0.66	0.61	0.61	8.10	8.10	71.45
HFFC	HF Financial Corp. of SD	19.10	3,576	68.3	27.00	17.00	19.00	0.53	-10.12	0.53	1.22	1.72	15.38	14.00	261.20
HMNF	HMN Financial, Inc. of MN	32.50	4,407	143.2	33.00	28.14	32.54	-0.12	6.00	10.17	2.51	2.26	20.59	19.67	224.92
HARB	Harbor Florida Bancshrs of FL	37.22	24,002	893.4	40.30	32.70	38.46	-3.22	10.28	0.46	1.97	1.90	13.76	13.60	127.18
HARL	Harleysville Svgs Fin Cp of PA	17.33	3,907	67.7	20.72	16.00	17.70	-2.09	-13.57	-3.62	1.24	1.23	12.33	12.33	196.22
HWFG	Harrington West Fncl Grp of CA	15.79	5,385	85.0	18.08	14.76	15.70	0.57	-10.28	-4.82	1.57	1.55	10.81	9.57	208.29
HBOS	Heritage Fn Gp MHC of GA(30.0)	11.30	11,241	38.1	11.75	10.26	11.40	-0.88	13.00	-1.91	0.28	0.28	6.16	6.16	31.99
HIFS	Hingham Inst. for Sav. of MA*	38.27	2,106	80.6	45.00	34.55	39.89	-4.06	-10.48	-1.37	2.93	2.93	23.01	23.01	298.31
HCFC	Home City Fin. Corp. of OH	15.30	836	12.8	16.65	14.40	15.51	-1.35	-4.37	-2.86	0.99	1.26	15.86	15.55	180.46
HOME	Home Fed Bncp MHC of ID (39.8)	12.83	15,152	76.1	13.42	11.00	12.85	-0.16	-0.16	5.77	0.46	0.48	6.81	6.81	45.92
HFBC	HopFed Bancorp, Inc. of KY	16.00	3,649	58.4	22.00	15.00	15.98	0.13	-3.85	0.95	1.13	1.01	13.70	12.28	169.00
HCBK	Hudson City Bancorp, Inc of NJ*	13.28	588,906	7,820.7	13.45	10.09	12.81	3.67	16.29	9.57	0.47	0.47	8.83	8.83	47.67
ICBC	Independence Comm Bnk Cp of NY(8)*	40.61	82,332	3,343.5	41.15	30.67	41.00	-0.95	1.47	2.21	2.59	2.57	27.76	12.54	231.78
IFSB	Independence FSB of DC	12.00	1,552	18.6	12.39	8.75	12.08	-0.66	20.00	-0.91	0.17	-0.47	10.44	10.44	103.01
ISBC	Investors Bcrp MHC of NJ(45.7)*	12.77	116,276	679.1	12.83	9.89	12.18	4.84	27.70	15.78	0.09	0.25	7.63	7.63	44.09
JXSB	Jcksnville Bcp MHC of IL(47.2)	13.25	1,970	12.3	20.75	11.82	13.25	0.00	-18.46	-13.11	0.43	0.40	10.31	8.82	130.01
JFBI	Jefferson Bancshares Inc of TN	13.45	6,903	92.8	14.12	12.16	13.30	1.13	2.28	-1.39	0.45	0.45	11.29	11.29	44.34
KFED	K-Fed Bancorp MHC of CA (38.5)	12.26	14,378	67.9	14.76	10.95	12.20	0.49	-13.11	2.17	0.34	0.34	6.43	6.12	52.00
KNBT	KNBT Bancorp, Inc. of PA	15.80	28,548	451.1	16.96	13.24	16.24	-2.71	-1.13	-3.01	0.70	0.73	13.52	8.81	109.37
KFFB	KY Fst Fed Bp MHC of KY (45.0)	10.97	8,652	42.4	11.84	9.30	11.00	-0.27	1.67	5.48	0.22	0.24	7.55	5.78	30.48
KRNY	Kearny Fin Cp MHC of NJ (30.0)	13.44	72,560	293.3	13.82	10.00	13.39	0.37	16.87	10.16	0.24	0.17	6.98	5.83	28.43
LSBX	LSB Corp of No. Andover MA*	18.15	4,465	81.0	19.24	15.90	17.83	1.79	1.11	4.61	0.93	1.25	13.42	13.42	116.86
LSBI	LSB Fin. Corp. of Lafayette IN*	28.81	1,555	44.8	31.27	24.29	29.30	-1.67	17.11	4.38	2.35	2.13	21.03	21.03	239.96
LARL	Laurel Capital Group Inc of PA	20.74	1,991	41.3	24.00	19.82	20.63	0.53	-9.43	-0.29	1.03	1.02	14.03	12.43	155.45
LEGC	Legacy Bancorp, Inc. of MA*	14.67	10,309	151.2	14.80	12.55	14.40	1.88	46.70	9.89	-0.41	0.11	14.18	13.88	75.50
LNCB	Lincoln Bancorp of IN	17.90	5,386	96.4	19.45	15.02	17.25	3.77	-4.12	8.81	0.24	0.42	18.67	13.59	156.16
MAFB	MAF Bancorp, Inc. of IL	43.01	32,067	1,379.2	44.81	38.38	43.50	-1.13	-0.21	3.94	3.22	2.99	30.50	20.70	327.05
MFBC	MFB Corp. of Mishawaka IN	30.40	1,356	41.2	34.00	24.05	31.02	-2.00	8.57	9.95	1.63	1.29	27.88	24.60	390.89
MGYR	Magyar Bancorp MHC of NJ(46.0)*	10.63	5,924	28.9	10.75	10.35	10.60	0.28	6.30	6.30	0.27	-0.05	7.88	7.88	64.08
MASB	MassBank Corp. of Reading MA*	32.95	4,329	142.6	37.99	28.45	33.15	-0.60	-12.55	-0.15	1.69	1.61	24.32	24.06	207.60
MTXC	Matrix Bancorp, Inc. of CO	22.90	6,621	151.6	24.60	11.75	22.15	3.39	80.31	21.74	2.60	4.00	15.07	15.07	306.29
MFLR	Mayflower Co-Op. Bank of MA*	13.09	2,072	27.1	17.50	12.72	13.30	-1.58	-23.00	-4.73	0.89	0.79	8.91	8.87	115.75
CASH	Meta Financial Group of IA	20.55	2,504	51.5	24.09	16.51	20.75	-0.96	-13.36	1.48	-0.34	-0.32	16.84	15.48	301.63
MCBF	Monarch Community Bncrp of MI	12.35	2,710	33.5	14.33	10.50	12.65	-2.37	0.16	9.29	-0.49	-0.61	14.85	10.76	101.85
MFSF	MutualFirst Fin. Inc. of IN	21.10	4,552	96.0	24.61	20.51	21.43	-1.54	-13.98	-4.09	1.42	1.37	19.51	16.44	213.49
NASB	NASB Fin, Inc. of Grandview MO	35.65	8,417	300.1	45.38	28.50	36.30	-1.79	-11.80	-9.43	2.87	1.45	17.77	17.41	184.49
NHTB	NH Thrift Bancshares of NH	15.70	4,220	66.3	20.25	12.50	15.20	3.29	-10.08	6.51	1.23	1.16	10.89	8.01	150.49

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 3, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
NVSL Naug Vlly Fin MHC of CT (45.0)	10.33	7,604	35.3	13.09	9.80	10.50	-1.62	-7.69	0.78	0.25	0.25	6.70	6.67	46.73
NTBK NetBank, Inc. of Alpharetta GA	7.26	46,396	336.8	9.93	6.82	7.28	-0.27	-20.22	0.55	0.00	-1.65	8.63	6.79	102.85
NEBS New England Bnchrs Inc. of CT	10.80	5,347	57.7	11.65	5.97	10.80	0.00	39.72	0.93	0.30	0.30	10.42	10.08	46.08
NMIL Newmil Bancorp, Inc. of CT*	30.72	4,086	125.5	32.10	26.00	30.81	-0.29	6.30	1.49	2.18	2.21	12.98	10.99	213.65
FFFD North Central Bancshares of IA	38.88	1,508	58.6	45.99	36.50	38.67	0.54	-6.96	2.15	3.33	3.62	29.36	26.07	321.74
NWSB Northwest Bcrp MHC of PA(40.0)*	23.00	50,310	468.7	23.31	19.77	23.17	-0.73	8.08	8.18	1.14	1.13	11.64	8.42	128.75
OSHC Ocean Shr Hldg MHC of NJ(45.7)	11.55	8,763	46.2	11.90	9.86	11.55	0.00	3.59	0.26	0.18	0.33	6.82	6.82	64.50
OCFC OceanFirst Fin. Corp of NJ	23.64	12,699	300.2	25.30	20.20	23.99	-1.46	-1.13	3.87	1.54	0.85	10.93	10.83	156.34
ONFC Oneida Fincl MHC of NY (44.0)*	10.75	7,693	36.4	17.20	9.80	11.12	-3.33	-16.73	7.50	0.50	0.47	6.97	5.10	56.77
PSBH PSB Hldgs Inc MHC of CT (46.3)*	10.90	6,933	35.0	11.00	9.50	10.49	3.91	2.35	4.31	0.33	0.30	7.58	6.37	57.96
PVFC PVF Capital Corp. of Solon OH	10.20	7,715	78.7	15.65	10.10	10.41	-2.02	-15.56	-4.14	0.68	0.61	8.77	8.77	113.64
PPBI Pacific Premier Bncrp of CA	12.25	6,252	76.6	13.25	9.63	12.00	2.08	1.74	3.81	1.15	1.17	8.09	8.09	112.40
PBCI Pamrapo Bancorp, Inc. of NJ	20.45	4,976	101.8	24.47	19.82	20.03	2.10	-10.15	-4.66	1.60	1.59	11.78	11.78	129.84
PFED Park Bancorp of Chicago IL	33.05	1,121	37.0	40.50	28.36	33.06	-0.03	4.92	5.25	1.36	1.80	27.02	27.02	221.26
PVSA Parkvale Financial Corp of PA	28.00	5,632	157.7	31.80	26.35	27.65	1.27	-7.25	-0.71	2.27	2.19	20.80	15.00	327.47
PRTR Partners Trust Fin. Grp. of NY*	11.89	48,566	577.4	12.79	9.31	11.96	-0.59	6.64	-1.33	0.68	0.67	10.87	5.48	77.81
PBHC Pathfinder BC MHC of NY (35.7)*	12.25	2,463	10.8	26.50	11.00	12.50	-2.00	-31.53	-6.20	0.28	0.27	8.76	7.01	123.05
PFSB PennFed Fin. Services of NJ	18.92	13,016	246.3	20.28	13.02	18.51	2.22	23.74	2.71	1.18	1.19	9.54	9.54	166.05
PFDC Peoples Bancorp of Auburn IN	21.51	3,328	71.6	22.50	18.50	21.42	0.42	0.99	2.04	1.20	1.25	19.50	18.71	147.91
PBCT Peoples Bank MHC of CT (42.1)*	30.95	141,600	1,844.2	33.75	26.10	31.13	-0.58	18.17	-0.35	0.97	0.92	9.10	8.35	77.21
PCBI Peoples Community Bcrp. of OH	20.50	4,424	90.7	24.25	18.50	20.15	1.74	-12.58	1.49	0.45	0.66	19.45	13.66	235.29
PFSL Pocahontas Bancorp, Inc. of AR	12.85	4,642	59.6	16.25	11.70	12.85	0.00	-20.92	-0.77	0.64	0.41	11.32	8.32	161.90
PROV Provident Fin. Holdings of CA	30.38	6,824	207.3	30.96	25.04	29.32	3.62	6.93	15.51	3.33	2.29	19.12	19.12	230.94
PBNY Provident NY Bncrp, Inc. of NY	11.99	43,048	516.1	12.99	10.00	12.08	-0.75	-6.33	8.90	0.50	0.50	9.12	5.16	61.09
PBIP Prudential Bncp MHC PA (45.0)*	13.48	12,497	76.2	13.50	8.50	13.05	3.30	34.80	13.76	0.30	0.30	7.33	7.33	35.79
PULB Pulaski Fin Cp of St. Louis MO	16.55	8,455	139.9	19.24	12.67	16.40	0.91	19.32	-7.85	0.88	0.87	5.87	5.82	95.29
RPFG Ranier Pacific Fin Group of WA*	15.79	6,691	105.7	17.70	14.26	15.76	0.19	-9.20	-1.37	0.40	0.38	12.66	12.63	130.15
RIVR River Valley Bancorp of IN	18.52	1,589	29.4	23.75	17.90	19.14	-3.24	-7.40	-2.78	1.43	1.30	14.55	14.53	197.92
RVSB Riverview Bancorp, Inc. of WA	27.40	5,812	159.2	28.11	20.25	25.35	8.09	28.34	17.55	1.51	1.49	15.65	11.00	127.17
RCKB Rockville Fin MHC of CT (45.0)*	14.56	19,435	127.3	15.79	9.72	14.65	-0.61	45.60	11.57	0.11	0.28	7.74	7.68	51.97
ROME Rome Bancorp, Inc. of Rome NY*	11.74	9,677	113.6	12.10	9.27	11.85	-0.93	9.11	8.30	0.35	0.33	9.66	9.66	31.92
SIFI SI Fin Gp Inc MHC of CT (40.0)*	10.90	12,564	54.8	12.49	9.74	11.35	-3.96	-2.85	-0.46	0.29	0.28	6.41	6.39	53.38
SVBI Severn Bancorp, Inc. of MD	20.00	8,318	166.4	20.45	17.00	19.99	0.05	0.25	2.88	1.68	1.62	8.32	8.28	99.00
SFFS Sound Fed Bancorp, Inc. of NY(8)	20.36	12,322	250.9	20.50	15.05	20.35	0.05	30.85	6.60	0.38	0.40	10.44	9.31	93.27
SSFC South Street Fin. Corp. of NC	9.45	3,000	28.4	10.10	8.80	9.30	1.61	-6.44	-0.53	0.52	0.52	8.51	8.51	78.71
SYNF Synergy Financial Group of NJ	13.56	11,546	156.6	13.70	11.01	12.95	4.71	5.94	8.22	0.39	0.39	8.25	8.18	84.35
THRD TF Fin. Corp. of Newtown PA	30.15	2,899	87.4	31.76	26.25	28.50	5.79	-4.29	5.98	2.12	2.09	21.60	20.00	228.09
TONE TierOne Corp. of Lincoln NE	32.14	18,151	583.4	33.52	22.15	33.03	-2.69	30.23	9.28	1.81	1.74	17.02	14.13	177.53
TSBK Timberland Bancorp, Inc. of WA	27.15	3,757	102.0	27.27	21.89	26.79	1.34	16.52	15.73	1.90	1.82	20.22	18.25	145.79
TRST TrustCo Bank Corp NY of NY	12.33	74,775	922.0	13.66	10.73	12.69	-2.84	2.75	-0.72	0.79	0.74	3.06	3.05	38.95
UCBC Union Community Bancorp of IN(8)	27.03	1,939	52.4	27.15	15.60	26.70	1.24	50.17	1.05	0.15	0.15	17.07	15.71	134.14
UCFC United Community Fin. of OH	12.14	31,062	377.1	13.33	10.05	12.68	-4.26	10.06	2.79	0.75	0.69	8.52	7.37	81.41
UBNK United Fin Grp MHC of MA(46.6)	11.77	17,206	94.3	12.61	11.06	11.90	-1.09	17.70	2.08	0.25	0.25	7.96	7.96	52.69
WSFS WSFS Financial Corp. of DE*	60.94	6,596	402.0	65.00	49.50	61.40	-0.75	5.84	-0.51	4.19	4.15	26.28	26.06	411.05
WVFC WVS Financial Corp. of PA	16.70	2,352	39.3	17.26	15.66	16.65	0.30	-0.30	3.02	1.15	1.14	12.29	12.29	188.87
WFSL Washington Federal, Inc. of WA	23.30	87,018	2,027.5	25.07	21.11	23.79	-2.06	-1.69	1.35	1.68	1.72	13.77	13.12	95.44
WAUW Wauwatosa Hlds MHC of WI(31.7)	12.50	33,038	133.4	12.84	10.35	12.24	2.12	25.00	9.27	0.27	0.32	6.46	6.46	42.48
WAYN Wayne Savings Bancshares of OH	15.20	3,340	50.8	18.00	13.83	15.50	-1.94	-5.30	0.33	0.03	0.36	10.64	9.98	119.15
WGBC Willow Grove Bancorp Inc of PA	17.00	14,773	251.1	17.37	14.16	17.00	0.00	-0.58	12.58	0.52	0.65	13.62	6.45	106.81

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of March 3, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(109)	9.55	8.58	0.73	8.53	5.32	0.67	7.76	0.55	196.64	0.91	17.75	144.03	13.42	162.07	19.03	0.46	2.29	33.47
BIF-Insured Thrifts(27)	12.42	10.30	0.79	7.89	4.93	0.84	8.21	0.26	333.71	0.95	19.97	150.03	17.57	186.10	18.46	0.46	2.23	38.57
NYSE Traded Companies(11)	9.71	7.01	1.07	13.12	8.02	0.84	9.75	0.20	271.92	0.70	14.37	156.04	14.27	210.46	15.71	0.58	2.39	27.96
AMEX Traded Companies(5)	8.20	8.01	0.63	7.47	5.50	0.59	7.26	0.58	118.40	0.92	16.55	132.45	10.49	135.44	16.52	0.39	1.87	26.73
NASDAQ Listed OTC Companies(120)	10.25	9.14	0.72	8.00	4.97	0.69	7.69	0.52	220.72	0.93	18.69	144.75	14.40	164.07	19.35	0.45	2.29	35.53
California Companies(11)	7.87	7.10	1.06	14.19	8.91	0.78	10.45	0.18	250.12	0.63	12.79	149.02	11.64	166.17	14.32	0.46	1.67	20.19
Florida Companies(7)	6.66	6.14	0.76	10.38	4.68	0.77	10.47	0.12	476.15	0.78	22.77	223.21	15.64	241.70	23.18	0.25	0.92	19.14
Mid-Atlantic Companies(38)	10.60	8.82	0.88	9.78	5.89	0.84	9.27	0.25	265.19	0.96	17.85	150.12	15.80	186.97	18.15	0.46	2.52	35.31
Mid-West Companies(45)	9.84	8.85	0.56	6.06	4.22	0.52	5.75	0.94	105.91	0.95	18.48	129.28	12.45	144.75	20.63	0.51	2.59	40.21
New England Companies(13)	13.26	11.48	0.64	6.41	4.22	0.74	7.17	0.10	435.26	1.01	20.95	137.17	17.29	162.25	19.61	0.49	2.18	46.05
North-West Companies(6)	10.87	9.53	1.13	10.52	6.17	1.09	9.99	0.20	366.19	1.09	18.82	161.88	17.08	185.83	15.44	0.53	2.26	39.60
South-East Companies(13)	10.81	10.33	0.64	6.83	4.05	0.55	5.56	0.61	203.25	0.86	19.77	145.11	14.49	154.37	19.74	0.44	2.36	32.13
South-West Companies(2)	8.29	6.39	0.81	9.73	7.19	0.73	8.81	0.48	106.27	0.61	13.92	121.71	10.07	166.20	15.36	0.14	0.92	12.50
Western Companies (Excl CA)(1)	4.92	4.92	0.89	18.48	11.35	1.37	28.43	0.00	0.00	0.79	8.81	151.96	7.48	151.96	5.73	0.00	0.00	0.00
Thrift Strategy(130)	10.23	9.03	0.73	8.17	5.11	0.69	7.64	0.50	215.24	0.92	18.48	144.09	14.30	165.25	19.20	0.47	2.31	35.27
Mortgage Banker Strategy(4)	8.22	6.59	1.14	14.28	8.58	1.02	12.86	0.25	332.65	0.76	12.14	166.17	13.50	214.03	13.13	0.41	1.58	19.24
Real Estate Strategy(1)	7.72	7.72	0.63	7.92	6.67	0.56	7.10	1.05	47.13	0.61	15.00	116.31	8.98	116.31	16.72	0.30	2.94	44.12
Diversified Strategy(1)	6.39	6.34	1.07	14.65	6.88	1.06	14.51	0.17	545.94	1.41	14.54	231.89	14.83	233.84	14.68	0.28	0.46	6.68
Companies Issuing Dividends(123)	10.29	9.04	0.75	8.34	5.18	0.71	7.74	0.50	224.97	0.92	18.29	144.37	14.45	167.10	19.04	0.51	2.51	39.00
Companies Without Dividends(13)	8.42	7.76	0.66	9.08	5.83	0.61	8.94	0.40	168.01	0.86	17.06	153.76	12.18	164.92	17.64	0.00	0.00	0.00
Equity/Assets <6%(13)	5.00	4.74	0.54	10.41	6.46	0.56	10.87	0.36	218.29	0.82	14.38	155.17	7.69	157.38	14.73	0.28	1.60	18.05
Equity/Assets 6-12%(90)	8.52	7.79	0.77	9.41	5.70	0.68	8.34	0.54	207.12	0.91	16.69	151.69	12.90	167.73	17.74	0.51	2.36	34.42
Equity/Assets >12%(33)	16.66	13.76	0.75	4.78	3.48	0.81	5.29	0.41	258.06	0.97	24.64	123.27	20.60	168.01	24.06	0.39	2.30	44.26
Converted Last 3 Mths (no MHC)(1)	22.61	21.88	0.65	2.88	2.78	0.65	2.88	0.33	207.24	1.07	36.00	103.65	23.44	107.14	36.00	0.12	1.11	40.00
Actively Traded Companies(10)	9.50	8.51	0.99	10.55	6.83	0.99	10.44	0.26	240.06	0.84	15.29	150.45	14.21	176.96	15.33	0.77	3.04	42.45
Market Value Below $20 Million(6)	8.19	8.07	-0.17	0.05	-0.61	-0.26	-0.78	0.40	131.48	0.78	13.36	103.71	8.48	105.02	11.76	0.28	2.53	21.35
Holding Company Structure(130)	10.19	8.93	0.74	8.36	5.17	0.71	7.86	0.50	220.04	0.92	18.40	146.03	14.40	168.76	19.11	0.47	2.32	35.49
Assets Over $1 Billion(57)	9.89	7.90	0.93	10.79	6.15	0.83	9.47	0.39	265.25	0.89	17.84	162.65	15.67	201.54	18.81	0.46	2.12	30.28
Assets $500 Million-$1 Billion(41)	9.50	8.70	0.70	8.08	5.33	0.70	8.02	0.44	215.82	0.93	17.89	142.44	13.12	156.20	17.95	0.47	2.17	37.71
Assets $250-$500 Million(22)	10.89	10.31	0.65	6.96	5.15	0.67	7.27	0.70	174.32	0.86	18.26	128.44	13.58	135.27	18.64	0.53	2.78	41.11
Assets less than $250 Million(16)	11.66	11.43	0.30	2.51	1.80	0.27	2.20	0.81	121.66	1.02	21.21	112.54	12.96	116.08	23.31	0.36	2.49	33.51
Goodwill Companies(99)	9.95	8.38	0.77	8.64	5.34	0.72	7.94	0.45	228.63	0.94	18.19	146.39	14.24	175.46	18.90	0.50	2.32	35.14
Non-Goodwill Companies(35)	10.61	10.61	0.67	7.83	5.01	0.64	7.63	0.64	180.06	0.82	17.81	140.11	14.07	140.11	18.71	0.38	2.20	33.82
Acquirors of FSLIC Cases(4)	9.99	9.78	0.94	9.71	6.49	0.69	6.52	0.41	141.59	0.59	14.17	135.09	13.89	137.73	15.76	0.46	2.25	17.58

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 3, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(22)	16.17	15.53	0.66	4.08	2.22	0.65	4.26	0.32	227.27	0.68	31.74	178.38	29.03	185.17	32.31	0.36	2.02	33.50
BIF-Insured Thrifts(13)	12.70	11.90	0.62	5.17	2.67	0.62	5.13	0.30	309.91	0.84	29.74	189.33	23.89	206.78	29.45	0.33	1.88	31.94
AMEX Traded Companies(2)	14.99	14.99	0.85	5.52	3.34	0.83	5.40	0.29	245.95	1.13	23.96	171.89	25.59	171.89	25.00	0.45	2.51	62.50
NASDAQ Listed OTC Companies(33)	14.83	14.09	0.63	4.43	2.33	0.63	4.54	0.31	262.62	0.72	31.29	183.23	27.15	194.78	31.61	0.34	1.93	30.84
California Companies(1)	12.37	11.77	0.74	5.32	2.77	0.74	5.32	0.07	508.27	0.39	36.06	190.67	23.58	200.33	36.06	0.28	2.28	0.00
Mid-Atlantic Companies(17)	14.17	13.46	0.56	4.15	2.37	0.56	4.35	0.33	250.36	0.66	28.11	170.43	24.12	183.39	27.96	0.23	1.61	24.66
Mid-West Companies(6)	16.78	15.39	0.64	4.28	2.36	0.68	4.42	0.48	102.69	0.52	35.35	180.39	28.90	193.64	36.09	0.60	2.90	34.88
New England Companies(7)	13.67	13.20	0.65	4.92	2.37	0.68	5.08	0.14	442.56	0.93	34.17	192.81	25.94	201.46	36.30	0.32	1.74	38.04
South-East Companies(3)	18.98	18.67	0.91	4.78	2.08	0.73	4.05	0.39	209.00	1.26	NM	226.43	44.14	230.67	NM	0.77	2.90	71.43
Western Companies (Excl CA)(1)	14.83	14.83	1.05	6.82	3.59	1.09	7.12	0.19	216.04	0.66	27.89	188.40	27.94	188.40	26.73	0.22	1.71	47.83
Thrift Strategy(34)	14.93	14.24	0.62	4.30	2.37	0.62	4.42	0.32	257.83	0.74	30.72	177.79	26.67	188.06	30.99	0.33	1.94	32.82
Diversified Strategy(1)	11.79	10.81	1.26	11.04	3.13	1.20	10.47	0.18	363.18	0.87	31.91	340.11	40.09	370.66	33.64	0.88	2.84	0.00
Companies Issuing Dividends(27)	14.83	13.94	0.72	5.02	2.63	0.68	4.89	0.29	276.11	0.78	30.06	188.10	27.73	202.13	30.09	0.46	2.57	58.34
Companies Without Dividends(8)	14.88	14.81	0.40	2.79	1.62	0.50	3.62	0.37	205.35	0.63	33.77	164.60	24.89	165.16	34.14	0.00	0.00	0.00
Equity/Assets <6%(1)	5.01	4.69	0.05	0.98	0.56	0.13	2.51	0.10	333.25	0.57	NM	180.84	9.07	193.18	NM	0.50	4.01	0.00
Equity/Assets 6-12%(9)	9.78	9.11	0.61	6.06	3.00	0.63	6.22	0.45	162.83	0.78	28.61	203.07	20.37	221.15	28.59	0.56	2.44	31.48
Equity/Assets >12%(25)	17.15	16.42	0.68	4.06	2.24	0.67	4.07	0.27	290.93	0.73	32.27	174.95	30.32	183.05	32.89	0.27	1.70	33.27
Holding Company Structure(31)	14.54	13.80	0.62	4.32	2.39	0.61	4.45	0.33	254.54	0.78	30.31	177.80	26.04	188.78	30.60	0.35	1.95	31.45
Assets Over $1 Billion(8)	15.94	14.92	0.76	5.51	2.23	0.75	5.74	0.34	178.81	0.72	30.66	229.85	36.13	248.81	31.02	0.69	2.25	14.04
Assets $500 Million-$1 Billion(10)	13.53	13.40	0.59	4.21	2.21	0.62	4.62	0.15	348.83	0.65	33.72	180.64	24.23	183.55	34.01	0.26	1.89	34.80
Assets $250-$500 Million(15)	15.08	14.13	0.60	4.05	2.48	0.58	3.89	0.39	268.65	0.80	30.18	161.59	24.49	174.17	29.90	0.23	1.82	38.18
Assets less than $250 Million(2)	15.48	15.48	0.94	5.92	4.17	0.90	5.67	0.33	217.79	0.85	23.96	138.22	21.40	138.22	25.00	0.30	2.61	62.50
Goodwill Companies(16)	13.95	12.47	0.60	4.32	2.28	0.58	4.40	0.31	298.85	0.81	30.15	184.48	26.29	207.57	31.62	0.42	2.43	48.00
Non-Goodwill Companies(19)	15.63	15.63	0.68	4.65	2.49	0.69	4.77	0.31	221.41	0.68	31.37	180.87	27.74	180.87	30.78	0.29	1.55	25.92
MHC Institutions(35)	14.84	14.14	0.64	4.50	2.39	0.64	4.59	0.31	261.47	0.74	30.80	182.57	27.06	193.44	31.17	0.35	1.97	32.82
MHC Converted Last 3 Months(1)	12.30	12.30	0.42	3.43	2.54	-0.08	-0.63	0.16	542.29	1.13	39.37	134.90	16.59	134.90	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 3, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.03	5.21	1.02	17.05	7.58	1.01	16.90	0.17	209.23	0.56	13.20	228.85	13.80	265.14	13.32	0.96	3.26	43.05
BBX	BankAtlantic Bancorp of FL	8.16	6.81	0.92	11.79	7.12	1.06	13.61	0.13	489.89	0.91	14.04	160.24	13.07	191.83	12.16	0.15	1.10	15.46
DSL	Downey Financial Corp. of CA	7.07	7.05	1.31	19.57	12.51	0.85	12.60	0.18	118.62	0.23	8.00	143.96	10.18	144.36	12.42	0.40	0.64	5.12
FED	FirstFed Financial Corp. of CA	5.46	5.43	1.01	17.62	9.67	1.01	17.62	0.07	NA	1.00	10.34	165.87	9.06	166.89	10.34	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	4.87	4.87	0.59	11.14	8.73	0.41	7.74	NA	NA	0.32	11.46	126.13	6.14	126.13	16.49	0.60	4.00	45.80
NDE	IndyMac Bancorp, Inc. of CA	7.11	6.74	1.57	21.42	12.17	-0.46	-6.28	0.36	78.97	0.39	8.22	161.56	11.49	170.53	NM	1.76	4.59	37.69
NYB	New York Community Bcrp of NY*	12.64	4.78	1.16	8.99	6.36	1.26	9.73	0.14	218.98	0.46	15.72	137.82	17.43	364.38	14.51	1.00	5.89	NM
NAL	NewAlliance Bancshares of CT*	19.99	12.71	0.80	3.76	3.39	0.82	3.84	0.14	378.39	1.08	29.52	117.59	23.50	184.99	28.92	0.22	1.55	45.83
PFB	PFF Bancorp, Inc. of Pomona CA	8.64	8.61	1.29	14.84	6.56	1.27	14.63	0.30	289.69	0.95	15.24	221.83	19.17	222.60	15.46	0.68	2.12	32.38
PFS	Provident Fin. Serv. Inc of NJ*	17.79	10.60	0.93	5.30	4.59	0.93	5.30	0.11	473.73	0.86	21.79	118.11	21.01	198.29	21.79	0.36	1.94	42.35
SOV	Sovereign Bancorp, Inc. of PA	9.00	4.32	1.15	12.80	9.52	1.04	11.53	0.35	189.81	0.96	10.50	134.46	12.11	279.97	11.66	0.24	1.14	11.94
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	7.45	7.45	0.49	6.64	7.66	0.58	7.87	0.42	149.96	0.85	13.06	84.37	6.28	84.37	11.01	0.32	1.98	25.81
FDT	Federal Trust Corp of FL	6.02	6.02	0.59	9.16	3.72	0.63	9.78	0.34	175.78	0.69	26.89	232.25	13.99	232.25	25.21	0.16	1.32	35.56
GOV	Gouverneur Bcp MHC of NY(42.6)	15.48	15.48	0.94	5.92	4.17	0.90	5.67	0.33	217.79	0.85	23.96	138.22	21.40	138.22	25.00	0.30	2.61	62.50
SZB	SouthFirst Bancshares of AL	7.50	7.09	-0.05	-0.62	-0.76	0.03	0.41	0.81	46.09	0.56	NM	82.14	6.16	86.78	NM	0.40	3.38	NM
TSH	Teche Hlding Cp of N Iberia LA	9.02	8.44	0.79	8.82	5.81	0.82	9.16	0.75	101.78	0.98	17.22	150.00	13.53	160.31	16.59	1.08	2.65	45.57
WSB	Washington SB, FSB of Bowie MD	11.02	11.02	1.33	13.32	11.09	0.91	9.07	NA	NA	1.54	9.02	113.49	12.51	113.49	13.26	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.0)*	14.49	14.49	0.75	5.12	2.50	0.75	5.12	0.24	274.11	1.41	NM	205.55	29.79	205.55	NM	0.60	2.42	NM
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	13.89	13.89	0.81	5.33	3.00	0.81	5.33	0.04	435.00	0.27	33.35	180.51	25.08	180.51	33.35	0.20	1.50	50.00
ALLB	Alliance Bank MHC of PA (20.0)*	8.95	8.95	0.26	2.86	1.16	0.29	3.16	1.02	67.55	1.21	NM	250.65	22.43	250.65	NM	0.36	1.44	NM
ASBI	Ameriana Bancorp of IN	8.31	8.18	0.46	5.20	4.85	0.45	5.03	1.03	60.00	1.28	20.63	112.26	9.33	114.04	21.31	0.64	4.92	NM
ABNJ	American Bancorp of NJ	25.11	25.11	0.37	2.35	1.30	0.40	2.51	0.21	142.56	0.49	NM	117.36	29.47	117.36	NM	0.16	1.49	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.43	6.96	1.05	14.10	6.72	1.02	13.61	0.39	138.46	0.43	14.89	211.10	15.68	225.43	15.42	0.64	2.12	31.53
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	13.29	12.89	0.60	4.61	1.94	0.60	4.61	0.41	142.45	0.76	NM	214.61	28.52	221.20	NM	0.32	2.22	NM
ALFC	Atlantic Liberty Fincl of NY(8)	16.05	16.05	0.27	1.77	1.24	0.96	6.16	0.05	836.67	0.62	NM	141.95	22.78	141.95	23.22	0.32	1.36	NM
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.01	4.69	0.05	0.98	0.56	0.13	2.51	0.10	333.25	0.57	NM	180.84	9.07	193.18	NM	0.50	4.01	NM
BFCF	BFC Financial Corp. of FL	1.58	0.32	0.13	8.42	5.51	0.13	8.42	0.11	527.23	0.91	18.15	183.18	2.90	NM	18.15	0.00	0.00	0.00
TBNC	Banc Corporation of AL*	7.39	6.55	0.27	3.68	1.67	0.16	2.13	0.60	145.15	1.22	NM	219.46	16.23	247.61	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	15.86	14.22	0.81	4.83	3.91	0.74	4.40	0.21	162.01	0.60	25.58	131.84	20.90	147.00	28.07	0.28	2.43	62.22
BFIN	BankFinancial Corp. of IL	20.68	19.44	0.64	3.33	2.86	0.64	3.33	0.46	150.15	0.95	34.98	115.71	23.93	123.12	34.98	0.00	0.00	0.00
BKUNA	BankUnited Fin. Corp. of FL	4.58	4.32	0.29	5.72	3.46	0.25	4.93	0.08	288.31	0.32	28.91	160.64	7.35	169.98	33.56	0.02	0.07	2.13
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.47	8.10	0.02	0.16	0.15	0.11	2.44	0.05	NA	0.93	NM	106.36	13.27	163.85	NM	0.12	0.89	NM
BHLB	Berkshire Hills Bancorp of MA*	12.09	7.19	0.47	4.11	2.87	0.72	6.34	0.08	840.14	0.92	34.89	116.24	14.05	195.28	22.63	0.56	1.67	58.33
BRBI	Blue River Bancshares of IN	7.61	6.02	0.15	1.95	1.34	0.27	3.46	1.23	62.61	1.04	NM	141.39	10.77	178.99	NM	0.00	0.00	0.00
BOFI	Bofi Holding, Inc. Of CA	9.15	9.15	0.48	5.23	5.00	0.44	4.78	NA	NA	0.29	20.00	91.98	8.42	91.98	21.88	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.21	5.21	0.54	11.16	8.87	0.54	11.05	0.04	NA	0.64	11.27	117.47	6.12	117.47	11.39	0.20	1.74	19.61
BRKL	Brookline Bancorp, Inc. of MA*	27.20	25.17	1.05	3.68	2.37	1.05	3.68	0.08	NA	1.36	NM	155.42	42.27	167.96	NM	0.34	2.24	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.42	21.42	1.16	6.58	2.65	1.16	6.58	1.03	37.62	0.63	37.67	195.50	41.87	195.50	37.67	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.46	11.35	0.39	3.47	2.88	0.41	3.64	2.33	46.75	1.41	34.76	123.10	14.10	124.26	33.18	0.48	3.29	NM
CFFN	Capitol Fd Fn MHC of KS (29.7)	10.36	10.36	0.71	6.99	2.51	0.70	6.91	0.08	67.51	0.09	39.89	278.29	28.83	278.29	NM	2.00	6.19	NM
CEBK	Central Bncrp of Somerville MA*	7.29	6.88	0.56	7.57	6.49	0.52	7.08	0.03	NA	0.91	15.41	115.71	8.44	122.74	16.47	0.72	2.53	38.92
CFBK	Central Federal Corp. of OH	9.30	9.30	-2.03	-18.31	-19.07	-2.13	-19.18	0.40	191.71	1.19	NM	107.53	10.00	107.53	NM	0.36	4.67	NM
CHFN	Charter Fincl MHC of GA (19.1)	24.38	23.86	1.27	5.27	1.83	0.72	2.96	0.51	115.62	1.60	NM	281.25	68.57	287.38	NM	1.80	4.71	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	25.63	25.63	0.77	2.83	1.87	0.77	2.83	0.10	271.63	0.36	NM	156.37	40.07	156.37	NM	0.28	2.37	NM
CTZN	Citizens First Bancorp of MI	10.19	9.41	0.59	5.44	3.69	0.63	5.84	1.36	65.76	0.98	27.10	144.93	14.77	157.01	25.22	0.36	1.24	33.64
CSBC	Citizens South Banking of NC	13.60	12.19	0.60	4.31	2.94	0.73	5.24	0.42	156.12	1.08	34.03	147.94	20.12	165.01	27.98	0.28	2.22	NM
CSBK	Clifton Svg Bp MHC of NJ(44.0)	23.76	23.76	0.50	2.11	1.35	0.50	2.11	NA	NA	0.31	NM	158.56	37.68	158.56	NM	0.20	1.93	NM
CFCP	Coastal Fin. Corp. of SC	6.28	6.28	1.18	18.63	6.52	1.17	18.43	0.27	277.73	1.21	15.33	271.12	17.01	271.12	15.51	0.20	1.45	22.22
COBK	Colonial Banc MHC of NJ (46.0)	10.92	10.92	0.63	5.66	4.12	0.62	5.53	NA	NA	0.80	24.27	138.05	15.08	138.05	24.82	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA	12.78	5.41	1.42	11.21	9.19	1.42	11.21	0.17	321.47	0.66	10.89	116.26	14.86	274.76	10.89	0.30	2.09	22.73
CFFC	Community Fin. Corp. of VA	8.22	8.21	1.05	12.96	8.99	1.08	13.35	0.12	613.18	0.85	11.12	136.44	11.21	136.53	10.80	0.48	2.16	24.00
DCOM	Dime Community Bancshars of NY*	9.33	7.55	1.11	12.63	7.28	1.20	13.66	0.14	335.55	0.60	13.73	170.60	15.91	210.64	12.70	0.56	4.16	57.14
ESBF	ESB Financial Corp. of PA	7.14	4.63	0.70	9.73	7.21	0.70	9.73	0.29	85.42	0.84	13.87	122.29	8.73	188.59	13.87	0.40	3.31	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.83	6.73	0.86	12.37	8.80	0.95	13.60	0.24	269.39	1.01	11.36	138.74	9.48	140.90	10.33	0.80	3.05	34.63
FFDF	FFD Financial Corp of Dover OH	11.37	11.37	0.89	7.54	5.36	0.62	5.28	0.66	69.07	0.56	18.65	136.44	15.51	136.44	26.65	0.48	2.34	43.64
FMCO	FMS Fin Corp. of Burlington NJ	6.10	5.95	0.54	9.20	5.42	0.54	9.20	0.42	98.65	1.14	18.45	164.93	10.05	169.04	18.45	0.12	0.63	11.65
FFCO	FedFirst Fin MHC of PA (45.0)	16.39	16.02	-0.32	-3.49	-1.54	-0.09	-1.00	0.27	101.44	0.45	NM	130.00	21.31	133.04	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.01	5.61	0.57	9.14	6.79	0.55	8.79	0.47	82.13	0.71	14.74	133.97	8.05	143.47	15.33	0.52	2.74	40.31

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 3, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FFFL	Fidelity Bankshares, Inc of FL	6.97	6.47	0.86	11.97	3.98	0.84	11.79	0.08	473.96	0.53	25.12	283.76	19.78	305.90	25.52	0.32	1.00	25.00
FBTC	First BancTrust Corp of IL	10.97	10.97	0.58	5.00	4.58	0.45	3.86	1.04	96.26	1.69	21.84	112.06	12.30	112.06	28.30	0.24	1.93	42.11
FBEI	First Bancorp of Indiana of IN	10.20	9.53	0.59	5.60	4.74	0.75	7.18	0.21	139.50	0.46	21.08	119.58	12.20	128.01	16.43	0.60	2.68	56.60
FBSI	First Bancshares, Inc. of MO	11.15	10.99	-0.20	-1.77	-1.78	-0.14	-1.31	NA	NA	1.36	NM	101.51	11.32	103.01	NM	0.16	0.92	NM
FCAP	First Capital, Inc. of IN	9.56	8.22	0.83	8.52	7.39	0.79	8.15	NA	NA	0.65	13.53	115.53	11.05	134.41	14.14	0.68	3.64	49.28
FCFL	First Community Bk Corp of FL	8.51	8.37	0.97	10.44	3.65	0.94	10.16	0.01	NA	1.24	27.37	271.90	23.14	276.60	28.11	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.34	7.65	0.90	8.30	6.16	0.90	8.30	0.49	197.79	1.16	16.22	128.67	13.30	173.98	16.22	0.96	3.50	56.80
FFSW	First Fed Banc of SW Inc of NM	9.21	8.14	0.88	9.73	7.37	0.80	8.86	0.39	176.25	0.87	13.57	119.59	11.01	135.23	14.90	0.28	1.84	25.00
FFFS	First Fed Serv MHC of IL(45.0)(8)	26.78	26.78	1.46	5.42	3.09	1.46	5.42	0.40	77.40	0.37	32.41	173.45	46.46	173.45	32.41	0.44	2.66	NM
FFNM	First Fed of N. Michigan of MI	12.94	11.36	0.16	1.42	1.47	0.38	3.36	1.10	44.11	0.70	NM	81.21	10.51	92.45	28.94	0.20	2.09	NM
FFBH	First Fed. Bancshares of AR	9.13	9.13	0.97	10.24	6.38	0.93	9.84	1.64	15.08	0.29	15.68	157.65	14.40	157.65	16.32	0.56	2.30	36.13
FFBI	First Federal Bancshares of IL	6.58	6.11	0.39	5.38	5.51	0.35	4.89	NA	NA	0.54	18.15	102.37	6.73	110.13	19.95	0.48	2.64	48.00
FFSX	First Federal Bankshares of IA	11.64	8.48	0.50	4.10	3.78	0.39	3.23	1.58	73.76	1.20	26.47	112.16	13.05	154.00	33.58	0.40	1.78	47.06
FFCH	First Fin. Holdings Inc. of SC	6.66	5.77	1.05	15.50	7.00	1.01	14.80	0.29	192.43	0.73	14.29	221.18	14.72	255.32	14.97	0.96	3.05	43.64
FFHS	First Franklin Corp. of OH	8.28	8.28	0.44	5.11	4.36	0.57	6.54	2.00	30.00	0.52	22.93	115.90	9.60	115.90	17.92	0.36	2.09	48.00
FKFS	First Keystone Fin., Inc of PA	5.42	5.42	0.10	1.82	1.35	0.00	-0.07	1.12	59.79	1.14	NM	140.28	7.60	140.28	NM	0.44	2.28	NM
FMSB	First Mutual Bncshrs Inc of WA*	5.53	5.53	0.99	16.58	7.62	0.90	15.05	0.06	NA	1.13	13.13	225.95	12.48	225.95	14.46	0.40	1.56	20.51
FNFG	First Niagara Fin. Group of NY*	18.28	11.47	1.10	6.04	3.40	1.15	6.29	0.29	308.35	1.37	29.38	172.79	31.59	275.39	28.20	0.44	3.12	NM
FNFI	First Niles Fin., Inc. of OH	16.65	16.65	1.06	6.46	5.11	0.70	4.25	0.76	97.89	1.55	19.57	125.59	20.91	125.59	29.74	0.64	4.30	NM
FPTB	First PacTrust Bancorp of CA	10.45	10.45	0.67	5.95	3.72	0.67	5.95	NA	NA	0.69	26.88	163.92	17.13	163.92	26.88	0.58	2.04	54.72
FPFC	First Place Fin. Corp. of OH	9.33	6.72	0.99	10.47	6.85	0.84	8.94	0.72	104.07	0.94	14.60	147.48	13.77	204.70	17.11	0.56	2.34	34.15
FBNW	FirstBank NW Corp. of WA	9.37	7.06	0.96	10.54	7.12	0.85	9.33	0.26	385.40	1.36	14.04	142.02	13.31	188.53	15.87	0.40	2.19	30.77
FFIC	Flushing Fin. Corp. of NY*	7.50	7.33	1.06	14.05	7.28	1.08	14.29	0.09	318.33	0.34	13.73	183.13	13.74	187.47	13.50	0.44	2.65	36.36
FBTX	Franklin Bank Corp of TX*	7.37	4.63	0.73	9.72	7.01	0.66	8.76	0.56	36.28	0.35	14.27	123.83	9.13	197.17	15.83	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	15.84	15.84	0.08	0.54	0.69	0.47	3.17	0.19	265.90	1.07	NM	78.30	12.40	78.30	24.65	0.40	2.29	NM
PEDE	Great Pee Dee Bancorp of SC	12.21	11.86	0.65	4.86	4.51	0.64	4.79	0.72	111.21	1.00	22.18	107.88	13.17	111.07	22.50	0.64	4.06	NM
GAFC	Greater Atlant. Fin Corp of VA(8)	3.96	3.67	-1.14	-25.37	-23.26	-1.64	-36.67	0.54	66.01	0.61	NM	133.26	5.27	143.66	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.2)*	11.34	11.34	0.86	7.76	4.07	0.86	7.76	0.11	386.69	0.71	24.59	185.19	20.99	185.19	24.59	0.46	3.07	NM
HFFC	HF Financial Corp. of SD	5.89	5.36	0.49	8.04	6.39	0.69	11.33	0.94	61.36	0.73	15.66	124.19	7.31	136.43	11.10	0.45	2.36	36.89
HMNF	HMN Financial, Inc. of MN	9.15	8.75	1.13	12.75	7.72	1.01	11.48	0.47	186.42	1.10	12.95	157.84	14.45	165.23	14.38	0.96	2.95	38.25
HARB	Harbor Florida Bancshrs of FL	10.82	10.69	1.61	15.15	5.29	1.55	14.62	0.07	901.74	0.84	18.89	270.49	29.27	273.68	19.59	1.10	2.96	55.84
HARL	Harleysville Svgs Fin Cp of PA	6.28	6.28	0.64	10.36	7.16	0.64	10.28	0.03	756.92	0.53	13.98	140.55	8.83	140.55	14.09	0.64	3.69	51.61
HWFG	Harrington West Fncl Grp of CA	5.19	4.59	0.77	15.47	9.94	0.76	15.27	NA	NA	0.83	10.06	146.07	7.58	164.99	10.19	0.50	3.17	31.85
HBOS	Heritage Fn Gp MHC of GA(30.0)	19.26	19.26	0.86	4.58	2.48	0.86	4.58	0.26	368.92	1.42	NM	183.44	35.32	183.44	NM	0.20	1.77	71.43
HIFS	Hingham Inst. for Sav. of MA*	7.71	7.71	1.05	13.29	7.66	1.05	13.29	0.12	439.70	0.67	13.06	166.32	12.83	166.32	13.06	0.80	2.09	27.30
HCFC	Home City Fin. Corp. of OH	8.79	8.62	0.54	6.43	6.47	0.68	8.18	0.43	213.08	1.07	15.45	96.47	8.48	98.39	12.14	0.44	2.88	44.44
HOME	Home Fed Bncp MHC of ID (39.8)	14.83	14.83	1.05	6.82	3.59	1.09	7.12	0.19	216.04	0.66	27.89	188.40	27.94	188.40	26.73	0.22	1.71	47.83
HFBC	HopFed Bancorp, Inc. of KY	8.11	7.27	0.68	8.22	7.06	0.61	7.35	0.23	270.13	1.00	14.16	116.79	9.47	130.29	15.84	0.48	3.00	42.48
HCBK	Hudson City Bancorp, Inc of NJ*	18.52	18.52	1.14	7.36	3.54	1.14	7.36	0.06	164.02	0.18	28.26	150.40	27.86	150.40	28.26	0.30	2.26	63.83
ICBC	Independence Comm Bnk Cp of NY(8)*	11.98	5.41	1.17	9.33	6.38	1.16	9.26	0.26	214.85	0.82	15.68	146.29	17.52	323.84	15.80	1.08	2.66	41.70
IFSB	Independence FSB of DC	10.13	10.13	0.15	1.57	1.42	-0.43	-4.35	0.34	75.05	0.46	NM	114.94	11.65	114.94	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(45.7)*	17.31	17.31	0.19	1.61	0.70	0.54	4.48	0.11	89.81	0.25	NM	167.37	28.96	167.37	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.2)	7.93	6.78	0.33	4.15	3.25	0.31	3.86	0.65	111.64	1.28	30.81	128.52	10.19	150.23	33.13	0.30	2.26	69.77
JFBI	Jefferson Bancshares Inc of TN	25.46	25.46	1.04	3.75	3.35	1.04	3.75	0.16	475.21	0.97	29.89	119.13	30.33	119.13	29.89	0.24	1.78	53.33
KFED	K-Fed Bancorp MHC of CA (38.5)	12.37	11.77	0.74	5.32	2.77	0.74	5.32	0.07	508.27	0.39	36.06	190.67	23.58	200.33	36.06	0.28	2.28	NM
KNBT	KNBT Bancorp, Inc. of PA	12.36	8.06	0.75	5.20	4.43	0.78	5.42	0.28	178.94	1.08	22.57	116.86	14.45	179.34	21.64	0.28	1.77	40.00
KFFB	KY Fst Fed Bp MHC of KY (45.0)	24.77	18.96	0.78	3.23	2.01	0.85	3.52	0.71	30.81	0.47	NM	145.30	35.99	189.79	NM	0.40	3.65	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	24.55	20.51	0.86	3.75	1.79	0.61	2.66	0.10	260.08	0.88	NM	192.55	47.27	230.53	NM	0.20	1.49	NM
LSBX	LSB Corp of No. Andover MA*	11.48	11.48	0.77	7.08	5.12	1.04	9.51	0.01	NA	1.76	19.52	135.25	15.53	135.25	14.52	0.56	3.09	60.22
LSBI	LSB Fin. Corp. of Lafayette IN*	8.76	8.76	1.01	11.73	8.16	0.91	10.63	2.53	25.88	0.73	12.26	136.99	12.01	136.99	13.53	0.68	2.36	28.94
LARL	Laurel Capital Group Inc of PA	9.03	8.00	0.66	7.40	4.97	0.66	7.33	0.25	254.00	0.92	20.14	147.83	13.34	166.85	20.33	0.80	3.86	NM
LEGC	Legacy Bancorp, Inc. of MA*	18.78	18.38	-0.56	-4.06	-2.79	0.15	1.09	0.16	356.20	0.76	NM	103.46	19.43	105.69	NM	0.12	0.82	NM
LNCB	Lincoln Bancorp of IN	11.96	8.70	0.16	1.28	1.34	0.28	2.24	0.55	124.97	0.97	NM	95.88	11.46	131.71	NM	0.56	3.13	NM
MAFB	MAF Bancorp, Inc. of IL	9.33	6.33	1.03	10.71	7.49	0.95	9.94	0.35	100.47	0.50	13.36	141.02	13.15	207.78	14.38	1.00	2.33	31.06
MFBC	MFB Corp. of Mishawaka IN	7.13	6.29	0.42	5.89	5.36	0.33	4.66	0.56	205.01	2.20	18.65	109.04	7.78	123.58	23.57	0.54	1.78	33.13
MGYR	Magyar Bancorp MHC of NJ(46.0)*	12.30	12.30	0.42	3.43	2.54	-0.08	-0.63	0.16	542.29	1.13	39.37	134.90	16.59	134.90	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA*	11.71	11.59	0.78	6.81	5.13	0.74	6.49	0.03	469.29	0.56	19.50	135.49	15.87	136.95	20.47	1.08	3.28	63.91
MTXC	Matrix Bancorp, Inc. of CO	4.92	4.92	0.89	18.48	11.35	1.37	28.43	NA	NA	0.79	8.81	151.96	7.48	151.96	5.73	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	7.70	7.66	0.78	10.00	6.80	0.70	8.88	NA	NA	1.24	14.71	146.91	11.31	147.58	16.57	0.40	3.06	44.94
CASH	Meta Financial Group of IA	5.58	5.13	-0.11	-1.94	-1.65	-0.10	-1.83	0.69	133.99	1.69	NM	122.03	6.81	132.75	NM	0.52	2.53	NM
MCBF	Monarch Community Bncrp of MI	14.58	10.56	-0.48	-3.30	-3.97	-0.59	-4.11	1.39	77.53	1.34	NM	83.16	12.13	114.78	NM	0.24	1.94	NM
MFSF	MutualFirst Fin. Inc. of IN	9.14	7.70	0.72	7.35	6.73	0.70	7.09	0.90	93.88	0.97	14.86	108.15	9.88	128.35	15.40	0.56	2.65	39.44
NASB	NASB Fin, Inc. of Grandview MO	9.63	9.44	1.61	16.72	8.05	0.81	8.45	0.87	55.92	0.55	12.42	200.62	19.32	204.77	24.59	0.90	2.52	31.36
NHTB	NH Thrift Bancshares of NH	7.24	5.32	0.85	11.69	7.83	0.80	11.03	0.03	NA	0.86	12.76	144.17	10.43	196.00	13.53	0.50	3.18	40.65
NVSL	Naug Vlly Fin MHC of CT (45.0)	14.34	14.27	0.62	3.70	2.42	0.62	3.70	0.09	613.73	0.72	NM	154.18	22.11	154.87	NM	0.20	1.94	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.39	6.60	0.00	0.00	0.00	-1.58	-18.88	1.34	39.13	0.79	NM	84.13	7.06	106.92	NM	0.08	1.10	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 3, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
NEBS	New England Bnchrs Inc. of CT	22.61	21.88	0.65	2.88	2.78	0.65	2.88	0.33	207.24	1.07	36.00	103.65	23.44	107.14	36.00	0.12	1.11	40.00
NMIL	Newmil Bancorp, Inc. of CT*	6.08	5.14	1.09	16.40	7.10	1.11	16.63	0.16	355.89	0.99	14.09	236.67	14.38	279.53	13.90	0.88	2.86	40.37
FFFD	North Central Bancshares of IA	9.13	8.10	1.05	11.63	8.56	1.15	12.64	0.32	214.69	0.77	11.68	132.43	12.08	149.14	10.74	1.32	3.40	39.64
NWSB	Northwest Bcrp MHC of PA(40.0)*	9.04	6.54	0.90	9.92	4.96	0.89	9.83	0.70	73.34	0.72	20.18	197.59	17.86	273.16	20.35	0.64	2.78	56.14
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	10.57	10.57	0.29	2.96	1.56	0.54	5.42	0.01	NA	0.42	NM	169.35	17.91	169.35	35.00	0.00	0.00	0.00
OCFC	Oceanfirst Fin. Corp of NJ	6.99	6.93	1.00	14.31	6.51	0.55	7.90	0.09	611.63	0.62	15.35	216.29	15.12	218.28	27.81	0.80	3.38	51.95
ONFC	Oneida Fincl MHC of NY (44.0)*	12.28	8.98	0.89	7.28	4.65	0.83	6.84	0.06	797.21	0.82	21.50	154.23	18.94	210.78	22.87	0.44	4.09	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	13.08	10.99	0.66	4.36	3.03	0.60	3.96	0.03	NA	0.82	33.03	143.80	18.81	171.11	36.33	0.24	2.20	72.73
PVFC	PVF Capital Corp. of Solon OH	7.72	7.72	0.63	7.92	6.67	0.56	7.10	1.05	47.13	0.61	15.00	116.31	8.98	116.31	16.72	0.30	2.94	44.12
PPBI	Pacific Premier Bncrp of CA	7.20	7.20	1.15	15.17	9.39	1.17	15.44	0.24	179.57	0.50	10.65	151.42	10.90	151.42	10.47	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.07	9.07	1.24	14.00	7.82	1.23	13.91	0.27	156.05	0.62	12.78	173.60	15.75	173.60	12.86	0.92	4.50	57.50
PFED	Park Bancorp of Chicago IL	12.21	12.21	0.58	4.98	4.11	0.77	6.59	2.86	23.84	1.05	24.30	122.32	14.94	122.32	18.36	0.72	2.18	52.94
PVSA	Parkvale Financial Corp of PA	6.35	4.58	0.68	11.33	8.11	0.66	10.93	0.36	228.44	1.21	12.33	134.62	8.55	186.67	12.79	0.80	2.86	35.24
PRTR	Partners Trust Fin. Grp. of NY*	13.97	7.04	0.89	6.10	5.72	0.87	6.01	0.20	491.95	1.66	17.49	109.38	15.28	216.97	17.75	0.28	2.35	41.18
PBHC	Pathfinder BC MHC of NY (35.7)*	7.12	5.70	0.23	3.19	2.29	0.22	3.08	0.85	69.91	0.95	NM	139.84	9.96	174.75	NM	0.41	3.35	NM
PFSB	PennFed Fin. Services of NJ	5.75	5.75	0.74	12.36	6.24	0.75	12.46	0.12	239.03	0.38	16.03	198.32	11.39	198.32	15.90	0.28	1.48	23.73
PFDC	Peoples Bancorp of Auburn IN	13.18	12.65	0.81	6.13	5.58	0.85	6.38	0.62	65.00	0.54	17.93	110.31	14.54	114.97	17.21	0.76	3.53	63.33
PBCT	Peoples Bank MHC of CT (42.1)*	11.79	10.81	1.26	11.04	3.13	1.20	10.47	0.18	363.18	0.87	31.91	340.11	40.09	370.66	33.64	0.88	2.84	NM
PCBI	Peoples Community Bcrp. of OH	8.27	5.81	0.21	2.49	2.20	0.30	3.65	2.07	65.66	1.55	NM	105.40	8.71	150.07	31.06	0.60	2.93	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.99	5.14	0.40	5.67	4.98	0.26	3.63	0.60	72.18	0.66	20.08	113.52	7.94	154.45	31.34	0.32	2.49	50.00
PROV	Provident Fin. Holdings of CA	8.28	8.28	1.42	18.45	10.96	0.98	12.69	0.11	512.42	0.72	9.12	158.89	13.15	158.89	13.27	0.60	1.97	18.02
PBNY	Provident NY Bncrp. Inc. of NY	14.93	8.45	0.84	5.32	4.17	0.84	5.32	0.07	NA	1.57	23.98	131.47	19.63	232.36	23.98	0.20	1.67	40.00
PBIP	Prudential Bncp MHC PA (45.0)*	20.48	20.48	0.86	4.64	2.23	0.86	4.64	0.13	93.00	0.30	NM	183.90	37.66	183.90	NM	0.16	1.19	53.33
PULB	Pulaski Fin Cp of St. Louis MO	6.16	6.11	0.99	15.97	5.32	0.98	15.79	0.85	100.83	0.96	18.81	281.94	17.37	284.36	19.02	0.32	1.93	36.36
RPFG	Ranier Pacific Fin Group of WA*	9.73	9.70	0.34	3.01	2.53	0.32	2.86	0.02	NA	1.47	39.47	124.72	12.13	125.02	NM	0.24	1.52	60.00
RIVR	River Valley Bancorp of IN	7.35	7.34	0.76	10.02	7.72	0.70	9.11	1.11	66.58	0.99	12.95	127.29	9.36	127.46	14.25	0.78	4.21	54.55
RVSB	Riverview Bancorp, Inc. of WA	12.31	8.65	1.32	10.82	5.51	1.30	10.68	0.14	647.36	1.16	18.15	175.08	21.55	249.09	18.39	0.68	2.48	45.03
RCKB	Rockville Fin MHC of CT (45.0)*	14.89	14.78	0.21	1.43	0.76	0.55	3.64	0.19	429.11	0.98	NM	188.11	28.02	189.58	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY*	30.26	30.26	1.12	4.16	2.98	1.06	3.92	0.43	167.39	0.77	33.54	121.53	36.78	121.53	35.58	0.30	2.56	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.01	11.97	0.57	4.52	2.66	0.55	4.36	0.10	532.69	0.72	37.59	170.05	20.42	170.58	38.93	0.12	1.10	41.38
SVBI	Severn Bancorp, Inc. of MD	8.40	8.36	1.86	22.16	8.40	1.80	21.37	0.21	413.79	0.91	11.90	240.38	20.20	241.55	12.35	0.24	1.20	14.29
SFFS	Sound Fed Bancorp, Inc. of NY(8)	11.19	9.98	0.44	3.64	1.87	0.47	3.83	0.12	245.99	0.45	NM	195.02	21.83	218.69	NM	0.30	1.47	NM
SSFC	South Street Fin. Corp. of NC	10.81	10.81	0.70	6.07	5.50	0.70	6.07	NA	NA	0.38	18.17	111.05	12.01	111.05	18.17	0.40	4.23	NM
SYNF	Synergy Financial Group of NJ	9.78	9.70	0.49	4.51	2.88	0.49	4.51	0.06	NA	0.78	34.77	164.36	16.08	165.77	34.77	0.20	1.47	51.28
THRD	TF Fin. Corp. of Newtown PA	9.47	8.77	0.95	9.93	7.03	0.94	9.79	0.20	197.48	0.54	14.22	139.58	13.22	150.75	14.43	0.76	2.52	35.85
TONE	TierOne Corp. of Lincoln NE	9.59	7.96	1.04	11.29	5.63	1.00	10.85	0.66	137.22	1.09	17.76	188.84	18.10	227.46	18.47	0.24	0.75	13.26
TSBK	Timberland Bancorp, Inc. of WA	13.87	12.52	1.31	9.66	7.00	1.26	9.25	0.62	119.33	1.04	14.29	134.27	18.62	148.77	14.92	0.64	2.36	33.68
TRST	TrustCo Bank Corp NY of NY	7.86	7.83	2.06	25.82	6.41	1.93	24.18	0.10	NA	3.13	15.61	NM	31.66	NM	16.66	0.64	5.19	NM
UCBC	Union Community Bancorp of IN(8)	12.73	11.71	0.11	0.87	0.55	0.11	0.87	NA	NA	0.51	NM	158.35	20.15	172.06	NM	0.60	2.22	NM
UCFC	United Community Fin. of OH	10.47	9.05	0.97	9.04	6.18	0.89	8.31	1.18	52.36	0.73	16.19	142.49	14.91	164.72	17.59	0.36	2.97	48.00
UBNK	United Fin Grp MHC of MA(46.6)	15.11	15.11	0.48	4.30	2.12	0.48	4.30	NA	NA	1.00	NM	147.86	22.34	147.86	NM	0.20	1.70	NM
WSFS	WSFS Financial Corp. of DE*	6.39	6.34	1.07	14.65	6.88	1.06	14.51	0.17	545.94	1.41	14.54	231.89	14.83	233.84	14.68	0.28	0.46	6.68
WVFC	WVS Financial Corp. of PA	6.51	6.51	0.63	9.33	6.89	0.63	9.25	NA	NA	1.77	14.52	135.88	8.84	135.88	14.65	0.64	3.83	55.65
WFSL	Washington Federal, Inc. of WA	14.43	13.75	1.85	12.50	7.21	1.89	12.80	0.10	312.69	0.39	13.87	169.21	24.41	177.59	13.55	0.80	3.43	47.62
WAUW	Wauwatosa Hlds MHC of WI(31.7)	15.21	15.21	0.64	4.18	2.16	0.75	4.95	0.85	31.84	0.38	NM	193.50	29.43	193.50	39.06	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.93	8.38	0.03	0.26	0.20	0.30	3.15	0.31	112.39	0.58	NM	142.86	12.76	152.30	NM	0.48	3.16	NM
WGBC	Willow Grove Bancorp Inc of PA	12.75	6.04	0.63	5.36	3.06	0.78	6.69	0.31	268.06	1.33	32.69	124.82	15.92	263.57	26.15	0.48	2.82	NM

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.8
2006:						
\s of March 3, 2006		11021.6	1287.2	2302.6	1636.2	587.8

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

ndex Values

	Index Values			Price Appreciation (%)		
	01/31/06	12/31/05	01/31/05	1 Month	YTD	LTM
\ll Pub. Traded Thrifts	1,638.3	1,616.4	1,561.6	1.35	1.35	4.91
⁄IHC Index	2,973.0	2,912.4	2,796.1	2.08	2.08	6.32
Stock Exchange Indexes						
AMEX Thrifts	627.7	620.5	625.9	1.17	1.17	0.29
NYSE Thrifts	1,034.0	1,024.4	977.2	0.93	0.93	5.81
OTC Thrifts	1,994.2	1,952.7	1,927.8	2.12	2.12	3.44
Geographic Indexes						
Mid-Atlantic Thrifts	3,670.1	3,608.0	3,591.5	1.72	1.72	2.19
Midwestern Thrifts	3,379.1	3,295.6	3,411.2	2.53	2.53	-0.94
New England Thrifts	1,761.1	1,750.8	1,597.3	0.59	0.59	10.26
Southeastern Thrifts	1,512.1	1,455.6	1,559.0	3.88	3.88	-3.01
Southwestern Thrifts	1,321.9	1,260.7	1,205.3	4.86	4.86	9.67
Western Thrifts	1,557.2	1,544.1	1,448.3	0.85	0.85	7.52
Asset Size Indexes						
Less than $250M	1,280.0	1,273.4	1,349.2	0.52	0.52	-5.13
$250M to $500M	3,286.4	3,235.2	3,514.5	1.58	1.58	-6.49
$500M to $1B	1,813.6	1,777.9	1,836.7	2.01	2.01	-1.26
$1B to $5B	2,494.9	2,402.3	2,397.5	3.85	3.85	4.06
Over $5B	977.1	967.8	925.0	0.96	0.96	5.63
Pink Indexes						
Pink Thrifts	427.2	420.9	406.9	1.51	1.51	5.01
Less than $75M	474.2	479.4	461.8	-1.09	-1.09	2.69
Over $75M	443.1	436.3	422.4	1.56	1.56	4.91
Comparative Indexes						
Dow Jones Industrials	10,864.9	10,717.5	10,489.9	1.37	1.37	3.57
S&P 500	1,280.1	1,248.3	1,181.3	2.55	2.55	8.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Rhode Island Bank & Thrift Acquisitions 2001-Present

							Target Financials at Announcement						Deal Terms and Pricing at Announcement								
Announce Date	Complete Date	Buyer Short Name		Target Name			Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
04/09/2005	10/17/2005	Newport FSB	RI	Westerly Savings Bank	RI	Thrift	77,264	6.37	0.44	6.69	0.10	424.36	NA	NA		NA	NA	NA	NA	NA
11/12/2001	04/16/2002	Washington Trust Bancorp Inc.	RI	First Financial Corp.	RI	Bank	174,148	10.61	1.22	12.35	0.00	0.00	38.8	32.000	Mixed	210.25	210.25	18.29	22.28	18.70
				Average:			125,706	8.49	0.83	9.52	0.05	212.18				210.25	210.25	18.29	22.28	18.70
				Median:			125,706	8.49	0.83	9.52	0.05	212.18				210.25	210.25	18.29	22.28	18.70

Source: SNL Finanical, LC.

EXHIBIT IV-5
Newport Federal Savings Bank
Director and Senior Management Summary Resumes

Newport Federal Savings Bank
Director and Senior Management Summary Resumes

The following directors have terms ending in 2007:

John N. Conti is President of John Conti Insurance Agency, Inc. Age 60. Director of Newport Federal since 2005 and a director of Newport Bancorp since its formation. Before serving as a director with Newport Federal, Mr. Conti was a director of Westerly Savings Bank from 2004 until it merged with Newport Federal.

William R. Harvey is an attorney and partner in the law firm Harvey, Carry & Hadfield. Age 59. Director of Newport Federal since 1987 and director of Newport Bancorp since its formation.

Robert S. Lazar is a retired engineer. Age 62. Director of Newport Federal since 1979 and a director of Newport Bancorp since its formation.

Kevin M. McCarthy is President and Chief Executive Officer of Newport Federal and Newport Bancorp. Mr. McCarthy joined Newport Federal in 1989. Prior to joining Newport Federal, Mr. McCarthy served as Vice President, Director of Policy and Supervision at the Federal Home Loan Bank of Boston from 1977 to 1989 and was a savings and loan examiner with the Federal Home Loan Bank Board from 1973 to 1977. Currently, Mr. McCarthy serves on the Board of the Federal Home Loan Bank of Boston. Age 58. Director of Newport Federal since 1993.

Alicia S. Quirk is the former co-owner and current bookkeeper of Aquidneck Employment Services, Inc. Age 64. Director of Newport Federal since 1992 and director of Newport Bancorp since its formation.

The following directors have terms ending in 2008:

Peter T. Crowley is owner of La Forge Casino Restaurant. Age 57. Director of Newport Federal since 1992 and director of Newport Bancorp since its formation.

Michael J. Hayes is the President of Michael Hayes Co. Age 56. Director of Newport Federal since 1988 and director of Newport Bancorp since its formation.

Arthur H. Lathrop is a certified public accountant. Age 51. Director of Newport Federal since 2005 and director of Newport Bancorp since its formation. Before serving as a director with Newport Federal, Mr. Lathrop was a director of Westerly Savings Bank from 1993 until it merged with Newport Federal. Mr. Lathrop is also a director of Ocean State Tax-Exempt Fund.

Kathleen A. Nealon is a certified public accountant with Professional Planning Group. Age 53. Director of Newport Federal since 2005 and director of Newport Bancorp since its formation. Before serving as a director with Newport Federal, Ms. Nealon was a director of Westerly Savings Bank from 2004 until it merged with Newport Federal.

Peter W. Rector, Chairman of the Board, is a retired businessman. Age 67. Director of Newport Federal since 1967 and director of Newport Bancorp since its formation.

The following directors have terms ending in 2009:

Donald N. Kaull is a retired businessman. Age 60. Director of Newport Federal since 1989 and director of Newport Bancorp since its formation.

Arthur P. Macauley is President of CM Publications, Inc. Age 63. Director of Newport Federal since 2005 and director of Newport Bancorp since its formation. Before serving as a director with Newport Federal, Mr. Macauley was a director of Westerly Savings Bank from 1981 until it merged with Newport Federal.

Nino Moscardi has been Executive Vice President, Chief Operating Officer and Director of Newport Federal since October 2005 and Executive Vice President, Chief Operating Officer and Director of Newport Bancorp since its formation. Before serving with Newport Federal, Mr. Moscardi was Chairman and Chief Executive Officer of Westerly Savings Bank from 1989 until it merged with Newport Federal in October 2005. Age 54.

Michael S. Pinto is the President of Pinto Real Estate, Inc. and a partner in Pinlar Enterprises LLC. Mr. Pinto is also a retired school superintendent. Age 67. Director of Newport Federal since 1992 and director of Newport Bancorp since its formation.

Barbara Saccucci Radebach is General Manager of Saccucci Lincoln Mercury Honda, Inc. Age 53. Director of Newport Federal since 1991 and director of Newport Bancorp since its formation.

Below is information regarding our executive officers who are not also directors. Each executive officer has held his or her current position for at least the last five years, unless otherwise stated. Ages presented are as of December 31, 2005.

Ray D. Gilmore, II has been Executive Vice President and Chief Lending Officer of Newport Federal since July 1999. Mr. Gilmore joined Newport Federal in January 1992. He began his banking career as a bank examiner with the Office of the Comptroller of the Currency, U.S. Treasury Department. Prior to working at Newport Federal, Mr. Gilmore was Vice President, Corporate Banking Group of Shawmut Bank, Providence, Rhode Island. Age 58.

Carol R. Silven has been Senior Vice President and Retail Banking Officer of Newport Federal since March 1999. Ms. Silven joined Newport Federal in May 1992. Prior to working at Newport Federal, Ms. Silven was a retail banking officer at Colonial Bank, Cranston, Rhode Island. Age 62.

Bruce A. Walsh has been Senior Vice President and Chief Financial Officer of Newport Federal since March 1999. Mr. Walsh joined Newport Federal in 1986 after two years at KPMG Peat Marwick. Mr. Walsh is a certified public accountant. Age 48.

Paul F. Nardone has been Senior Vice President and Compliance Officer of Newport Federal since October 2005. Prior to serving with Newport Federal, Mr. Nardone was President of Westerly Savings Bank from 1984 until its merger with Newport Federal in October 2005. Mr. Nardone joined Westerly Savings Bank in December 1974. Age 60.

Source: Newport Federal's prospectus.

EXHIBIT IV-6
Newport Federal Savings Bank
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Newport Federal Savings Bank
Pro Forma Regulatory Capital Ratios

	Historical at December 31, 2005		Pro Forma at December 31, 2005							
			Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range	
			2,951,389 Shares at $10.00 Per Share		3,472,222 Shares at $10.00 Per Share		3,993,055 Shares at $10.00 Per Share		4,592,013 Shares at $10.00 Per Share	
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)									
Total capital under generally accepted accounting principles . . .	$17,984	6.85%	$30,743	11.06%	$33,080	11.78%	$35,417	12.49%	$38,104	13.28%
Tangible Capital:										
Capital level (2)	$17,984	6.85%	$30,743	11.06%	$33,080	11.78%	$35,417	12.49%	$38,104	13.28%
Requirement	3,936	1.50	4,170	1.50	4,212	1.50	4,255	1.50	4,303	1.50
Excess	$14,048	5.35%	$26,573	9.56%	$28,868	10.28%	$31,162	10.99%	$33,801	11.78%
Core Capital:										
Capital level (2)	$17,984	6.85%	$30,743	11.06%	$33,080	11.78%	$35,417	12.49%	$38,104	13.28%
Requirement	10,495	4.00	11,119	4.00	11,232	4.00	11,346	4.00	11,476	4.00
Excess	$ 7,489	2.85%	$19,624	7.06%	$21,848	7.78%	$24,071	8.49%	$26,628	9.28%
Total Risk-Based Capital:										
Total risk-based capital (3)	$19,837	11.21%	$32,596	17.65%	$34,933	18.77%	$37,270	19.87%	$39,957	21.12%
Requirement	14,155	8.00	14,778	8.00	14,892	8.00	15,005	8.00	15,136	8.00
Excess	$ 5,682	3.21%	$17,818	9.65%	$20,041	10.77%	$22,265	11.87%	$24,821	13.12%

(1) Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $262.5 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $177.0 million.

(2) A portion of the net unrealized losses on available-for-sale securities accounts for the difference between capital calculated under generally accepted accounting principles and each of tangible capital and core capital. See note 3 of the notes to the financial statements for additional information.

(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk-weighting.

Source: Newport Federal's prospectus.

EXHIBIT IV-7
Newport Federal Savings Bank
Pro Forma Analysis Sheet

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Newport Federal Savings Bank
Prices as of March 3, 2006

:e Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Rhode Island Companies Mean	Rhode Island Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
:e-earnings ratio (x)		P/E	42.51 x	18.88x	15.06x	NA	NA	19.68x	17.22x
:e-core earnings ratio (x)		P/Core	29.78 x	18.97x	15.50x	NA	NA	20.36x	17.75x
:e-book ratio (%)	=	P/B	78.00%	140.81%	139.16%	NA	NA	152.97%	142.26%
:e-tangible book ratio (%)	=	P/TB	78.00%	148.38%	144.24%	NA	NA	172.45%	165.01%
:e-assets ratio (%)	=	P/A	12.82%	15.00%	13.02%	NA	NA	16.88%	14.45%

:uation Parameters

:-Conversion Earnings (Y)	$674,000	ESOP Stock Purchases (E)	8.00% (5)
:-Conversion Earnings (CY)	$1,051,000	Cost of ESOP Borrowings (S)	0.00% (4)
:-Conversion Book Value (B)	$17,984,000	ESOP Amortization (T)	15.00 years
:-Conv. Tang. Book Val. (TB)	$17,984,000	RRP Amount (M)	4.00%
:-Conversion Assets (A)	$262,387,000	RRP Vesting (N)	5.00 years (5)
:nvestment Rate (2)(R)	4.38%	Foundation (F)	7.41%
:t. Conversion Expenses (3)(X)	3.70%	Tax Benefit (Z)	1,111,112
:x Rate (TAX)	40.00%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	37.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

alculation of Pro Forma Value After Conversion

$$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $37,500,000

$$V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $37,500,000

$$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $37,500,000

$$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $37,500,000

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $37,500,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	4,592,013	10.00	$ 45,920,130	367,362	4,959,375	$ 49,593,750
Maximum	3,993,055	10.00	39,930,550	319,445	4,312,500	43,125,000
Midpoint	3,472,222	10.00	34,722,220	277,778	3,750,000	37,500,000
Minimum	2,951,389	10.00	29,513,890	236,111	3,187,500	31,875,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 4.38 percent and a tax rate of 40.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 40.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 37.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 40.0 percent.

EXHIBIT IV-8

Newport Federal Savings Bank

Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Newport Federal Savings Bank
At the Minimum

1.	Pro Forma Market Capitalization	$31,875,000
	Less: Foundation Shares	2,361,110
2.	Offering Proceeds	$29,513,890
	Less: Estimated Offering Expenses	1,235,586
	Net Conversion Proceeds	$28,278,304

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$28,278,304
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	3,825,000
Net Proceeds Reinvested	$24,453,304
Estimated net incremental rate of return	2.63%
Reinvestment Income	$642,633
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	102,000
Less: Amortization of Options (4)	214,583
Less: Recognition Plan Vesting (5)	153,000
Net Earnings Impact	$173,050

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2005 (reported)	$674,000	$173,050	$847,050
12 Months ended December 31, 2005 (core)	$1,051,000	$173,050	$1,224,050

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$17,984,000	$24,453,304	$944,444	$43,381,748
December 31, 2005 (Tangible)	$17,984,000	$24,453,304	$944,444	$43,381,748

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$262,387,000	$24,453,304	$944,444	$287,784,748

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Newport Federal Savings Bank
At the Midpoint

1. Pro Forma Market Capitalization	$37,500,000
Less: Foundation Shares	2,777,780
2. Offering Proceeds	$34,722,220
Less: Estimated Offering Expenses	1,283,952
Net Conversion Proceeds	$33,438,268

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$33,438,268
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	4,500,000
Net Proceeds Reinvested	$28,938,268
Estimated net incremental rate of return	2.63%
Reinvestment Income	$760,498
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	120,000
Less: Amortization of Options (4)	252,450
Less: Recognition Plan Vesting (5)	180,000
Net Earnings Impact	$208,048

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2005 (reported)	$674,000	$208,048	$882,048
12 Months ended December 31, 2005 (core)	$1,051,000	$208,048	$1,259,048

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$17,984,000	$28,938,268	$1,111,110	$48,033,378
December 31, 2005 (Tangible)	$17,984,000	$28,938,268	$1,111,110	$48,033,378

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$262,387,000	$28,938,268	$1,111,110	$292,436,378

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Newport Federal Savings Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$43,125,000
Less: Foundation Shares	3,194,450
2. Offering Proceeds	$39,930,550
Less: Estimated Offering Expenses	1,331,536
Net Conversion Proceeds	$38,599,014

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$38,599,014
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,175,000
Net Proceeds Reinvested	$33,424,014
Estimated net incremental rate of return	2.63%
Reinvestment Income	$878,383
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	138,000
Less: Amortization of Options (4)	290,318
Less: Recognition Plan Vesting (5)	207,000
Net Earnings Impact	$243,066

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2005 (reported)	$674,000	$243,066	$917,066
12 Months ended December 31, 2005 (core)	$1,051,000	$243,066	$1,294,066

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$17,984,000	$33,424,014	$1,277,777	$52,685,791
December 31, 2005 (Tangible)	$17,984,000	$33,424,014	$1,277,777	$52,685,791

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$262,387,000	$33,424,014	$1,277,777	$297,088,791

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Newport Federal Savings Bank
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$49,593,750
	Less: Foundation Shares	3,673,620
2.	Offering Proceeds	$45,920,130
	Less: Estimated Offering Expenses	1,386,256
	Net Conversion Proceeds	$44,533,874

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$44,533,874
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,951,250
Net Proceeds Reinvested	$38,582,624
Estimated net incremental rate of return	2.63%
Reinvestment Income	$1,013,951
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	158,700
Less: Amortization of Options (4)	333,865
Less: Recognition Plan Vesting (5)	238,050
Net Earnings Impact	$283,336

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2005 (reported)	$674,000	$283,336	$957,336
12 Months ended December 31, 2005 (core)	$1,051,000	$283,336	$1,334,336

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$17,984,000	$38,582,624	$1,469,443	$58,036,067
December 31, 2005 (Tangible)	$17,984,000	$38,582,624	$1,469,443	$58,036,067

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2005	$262,387,000	$38,582,624	$1,469,443	$302,439,067

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2005

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CEBK	Central Bncrp of Somerville MA	2,943	-301	102	0	2,744	1,590	1.73
ESBK	Elmira Svgs Bank, FSB of NY	2,782	419	-142	0	3,059	1,204	2.54
HIFS	Hingham Inst. for Sav. of MA	6,171	0	0	0	6,171	2,106	2.93
LSBX	LSB Corp of No. Andover MA	4,157	2,186	-743	0	5,600	4,465	1.25
MASB	MassBank Corp. of Reading MA	7,323	-515	175	0	6,983	4,329	1.61
MFLR	Mayflower Co-Op. Bank of MA(1)	1,854	-335	114	0	1,633	2,072	0.79
NHTB	NH Thrift Bancshares of NH(1)	5,177	-398	135	0	4,914	4,220	1.16
ROME	Rome Bancorp, Inc. of Rome NY	3,402	-273	93	0	3,222	9,677	0.33
SYNF	Synergy Financial Group of NJ	4,493	26	-9	0	4,510	11,546	0.39
THRD	TF Fin. Corp. of Newtown PA	6,153	-158	54	0	6,049	2,899	2.09

(1) Financial information is for the quarter ending September 30, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (26)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (21)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (20)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (18)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, State of Rhode Island on ^May ____, 2006.

NEWPORT BANCORP, INC.

By: ______________________________

Kevin M. McCarthy
President and Chief Executive Officer